Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among:

RIVERBED TECHNOLOGY LIMITED,

a private limited company formed under the laws of England;

RIVERBED TECHNOLOGY, INC.,

a Delaware corporation (as Guarantor);

THE SELLERS LISTED ON SCHEDULE 1.2A;

THE CASH CANCEL SELLERS LISTED ON SCHEDULE 1.2B;

and

SCOTTISH EQUITY PARTNERS LLP,

a limited liability partnership formed under the laws of Scotland (as the Sellers’ Agent)

Dated as of July 19, 2011

i.

	3.17 Environmental Matters	38
	3.18 Insurance	39
	3.19 Related Party Transactions	39
	3.20 Legal Proceedings; Orders	39
	3.21 Inapplicability of Anti-takeover Statutes	40
	3.22 Non-Contravention; Consents	40
	3.23 Brokers	41

4.	REPRESENTATIONS AND WARRANTIES OF GUARANTOR AND PURCHASER	41
	4.1 Due Organization	41
	4.2 Non-Contravention; Consents	41
	4.3 Authority; Binding Nature of Agreement	42
	4.4 Legal Proceedings	42

5.	INDEMNIFICATION, ETC	42
	5.1 Survival of Representations, Etc	42
	5.2 Indemnification	43
	5.3 Limitations	44
	5.4 Notice	45
	5.5 No Double Recovery	45
	5.6 No Contribution	46
	5.7 Defense of Third Party Claims	46
	5.8 Setoff	46
	5.9 Order of Recourse	47
	5.10 Insurance Efforts	48
	5.11 Tax Covenant	48
	5.12 Instructions to the Escrow Agent	48

6.	MISCELLANEOUS PROVISIONS	49
	6.1 Sellers’ Agent	49
	6.2 Waiver of Notice; Preemptive Rights; Termination of Agreements	50
	6.3 Further Assurances	50
	6.4 Fees and Expenses	50
	6.5 Corporate Guaranty	51
	6.6 Several Obligations	51
	6.7 Notices	51
	6.8 Headings	52
	6.9 Counterparts and Exchanges by Electronic Transmission or Facsimile	52

ii.

6.10 Governing Law; Dispute Resolution	52
6.11 Successors and Assigns	53
6.12 Remedies Cumulative; Specific Performance	53
6.13 Waiver	53
6.14 Waiver of Jury Trial	53
6.15 Amendments	54
6.16 Severability	54
6.17 Parties in Interest	54
6.18 Entire Agreement	54
6.19 Disclosure Schedule	54
6.20 Release	54
6.21 Public Announcements; Confidentiality	54
6.22 Cash Cancel Sellers	55
6.23 Construction	55

iii.

LIST OF EXHIBITS AND SCHEDULES

Exhibit A	Certain Definitions

Exhibit B	Tax Covenant

Exhibit C	Form of Loan Note Instrument

Exhibit D	Dispute Resolution Procedures

Schedule 1.2A	The A Sellers; The B Sellers; The Deferred Sellers

Schedule 1.2B	The Cash Cancel Sellers

Schedules 1.2(b)(ii)	Special Escrow Amount

Schedule 1.2(c)	Sellers’ Advisory Fees / Noble Payoff

Schedule 1.3(b)(xi)	Company Options Not To Be Accelerated

Schedule 1.3(b)(xii)	Options To Be Cash Cancelled

Schedule 1.4	Form of Net Working Capital Statement

Schedule 1.5	Allowance

Schedule 1.6(a)(i)	Maximum Aggregate Earn-Out Consideration Payment

Schedule 1.6(a)(iv)	One Year Bookings Threshold

Schedule 1.6(a)(vii)	Specified Company Products

Schedule 1.6(a)(x)	Specified OEM Development Work

Schedule 1.6(b)	One Year Bookings Threshold

Schedule 1.6(b)(A)	Maximum Aggregate Earn-Out Consideration Payment

Schedule 1.6(e)	Terms of Reference

Schedule 3.5(d)	Licensee; Action of Licensee

Schedule 5.3(d)(ii)(A)	Applicability of Liability Cap

Schedule 5.3(d)(ii)(B)	Applicability of Liability Cap

Schedule 5.3(d)(ii)(C)	Applicability of Liability Cap

Schedule 6.7E	Email Address

Schedule 6.7F	Facsimile Number

Schedule Arma I	Maximum Nominal Aggregate Earn-Out Consideration Payment for Purposes of Calculation of Arma Earn-Out Fee

Schedule Arma II	Maximum Aggregate Earn-Out Consideration Payment

Schedule Insurance	Insurance Premium

Schedule Non-Party Shareholder	Name of Non-Party Shareholder

Schedule Target Net Working Capital Amount	Target Net Working Capital Amount

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of July 19, 2011, by and among: Riverbed Technology Limited, a private limited company with registered number 5090414 formed under the laws of England (“Purchaser”); Riverbed Technology, Inc., a Delaware corporation, as Guarantor (“Guarantor”); the Persons holding shares of Zeus Technology Limited, a private limited company formed under the laws of England with registered number 03085230 (the “Company”) listed on Schedule 1.2A (such Persons listed on Schedule 1.2A collectively being referred to as the “Sellers”); the Persons listed on Schedule 1.2B; and Scottish Equity Partners LLP, a limited liability partnership formed under the laws of Scotland with registered number SO301884, as the Sellers’ Agent (as defined in Section 6.1). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. The Sellers collectively own all of the issued and outstanding shares of Company Capital Stock (including shares of Company Capital Stock to be issued immediately prior to the Closing on the exercise of Company Options and Company Warrants) other than the Non-Party Shares (the “Shares”).

B. Upon the terms and subject to the conditions set forth in this Agreement, Purchaser desires to acquire from the Sellers all of the Shares, and the Sellers desire to sell to Purchaser all of the Shares (such purchase and sale, the “Share Purchase”).

AGREEMENT

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DESCRIPTION OF TRANSACTION

1.1 Purchase and Sale of Shares. At the Closing (as defined below), upon the terms and subject to the conditions set forth in this Agreement, each of the Sellers shall sell to Purchaser, and Purchaser shall purchase from each of the Sellers, the Shares set forth opposite such Seller’s name on Schedule 1.2A, free and clear of all Encumbrances and with the benefit of all rights of whatsoever nature attaching or accruing to such Shares, in consideration for payments described in Sections 1.2, 1.5 and 1.6.

1.2 Purchase Price.

(a) Aggregate Purchase Price. Subject to Sections 1.2(b), 1.2(c), 1.2(d), and 1.2(e), the purchase price payable by Purchaser to each Seller for all of the shares of Company Capital Stock held by such Seller shall be: (i) an amount equal to the “Gross Purchase Price” as set forth on Schedule 1.2A opposite such Seller’s name, which amount shall be payable at the Closing in cash, without interest; plus (ii) any amounts payable to such Seller in accordance with Section 1.5; minus (iii) any amounts payable by such Seller in accordance with Section 1.5; plus (iv) the right to receive payments, if any, pursuant to Section 1.6.

(b) Escrow. Notwithstanding anything to the contrary contained in Section 1.2(a) or elsewhere in this Agreement, on the Closing Date:

(i) an aggregate of $16,500,000 (the “General Escrow Amount”) shall be:

(A) withheld from: (i) the “Gross Purchase Price” otherwise payable to the Sellers in accordance with the amounts set forth on Schedule 1.2A in the column entitled “Seller General Escrow Amount”; and (ii) the “Gross Purchase Price” otherwise payable to the Cash Cancel Sellers in accordance with Schedule 1.2B in the column entitled “Cash Cancel Seller General Escrow Amount,”; and

(B) paid or caused to be paid by Purchaser, in the amount of $239,549.38,

and such General Escrow Amount shall be deposited into an escrow account maintained with a financial institution in the United Kingdom (the “General Escrow Account”), to be held and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement; and

(ii) an aggregate of the amount set forth on Schedule 1.2(b)(ii) (the “Special Escrow Amount”) shall be withheld from: (A) the “Gross Purchase Price” otherwise payable to the Sellers in accordance with the amounts set forth on Schedule 1.2A in the column entitled “Seller Special Escrow Amount” and (B) the “Gross Purchase Price” otherwise payable to the Cash Cancel Sellers in accordance with the amounts set forth on Schedule 1.2B in the column entitled “Cash Cancel Seller Special Escrow Amount,” and such Special Escrow Amount deposited into an escrow account maintained with a financial institution in the United Kingdom (the “Special Escrow Account”), to be held and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement.

(c) Sellers’ Advisory Fees and Noble Payoff. Notwithstanding anything to the contrary contained in Section 1.2(a) or elsewhere in this Agreement, on the Closing Date, the amounts set forth on Schedule 1.2(c) shall be withheld from: (i) the “Gross Purchase Price” otherwise payable to the Sellers in accordance with the amounts set forth on Schedule 1.2A in the column entitled “Sellers’ Advisory Fees / Noble Payoff”; and (ii) the “Gross Purchase Price” otherwise payable to the Cash Cancel Sellers in accordance with the amounts set forth on Schedule 1.2B in the column entitled “Cash Cancel Sellers’ Advisory Fees / Noble Payoff,” and such amounts shall be paid by Purchaser in accordance with Section 1.3(c)(iii).

(d) Option and Warrant Exercise Price and Option Tax. Notwithstanding anything to the contrary contained in Section 1.2(a) or elsewhere in this Agreement, on the Closing Date, the amounts set forth on Schedule 1.2A and Schedule 1.2B in the columns entitled “Exercise Price for Company Options and Company Warrants Exercised at Closing” and “Option Tax” shall be withheld from: (i) the “Gross Purchase Price” otherwise payable to the Sellers in accordance with the amounts set forth on Schedule 1.2A in the columns entitled “Exercise Price for Company Options and Company Warrants Exercised at Closing” and “Option Tax”; and (ii) the “Gross Purchase Price” otherwise payable to the Cash Cancel Sellers in accordance with the amounts set forth on Schedule 1.2B in the column entitled “Option Tax,” and such amounts shall be paid by Purchaser in accordance with Section 1.3(c)(iv).

(e) Insurance Premium. Notwithstanding anything to the contrary contained in Section 1.2(a) or elsewhere in this Agreement, on the Closing Date, the Insurance Premium shall be withheld from: (i) the “Gross Purchase Price” otherwise payable to the Sellers in accordance with the amounts set forth on Schedule 1.2A in the column entitled “Sellers’ Insurance Premium”; and (ii) the “Gross Purchase Price” otherwise payable to the Cash Cancel Sellers in accordance with the amounts set forth on Schedule 1.2B in the column entitled “Cash Cancel Sellers’ Insurance Premium,” and such amounts shall be paid by Purchaser in accordance with Section 1.3(c)(v).

1.3 Closing.

(a) The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically on the date hereof simultaneously with the execution and delivery of this Agreement (such date, the “Closing Date”).

(b) At the Closing, the Sellers shall deliver (or cause to be delivered) to Purchaser:

(i) stock transfer forms, duly executed by the registered holders of the Shares in favor of Purchaser or its nominee(s), pursuant to which the Shares are, subject to stamping by Her Majesty’s Revenue & Customs (“HMRC”), transferred to Purchaser, together with the certificates representing the Shares (the “Share Certificates”) or, in the event that any Share Certificates are lost or destroyed, indemnities, in the agreed form, duly executed by the registered holders of such lost or destroyed Share Certificates containing a representation and warranty that such Share Certificates have been lost or destroyed and indemnifying and holding harmless Purchaser against any and all Damages arising due to any breach or inaccuracy of such representation and warranty;

(ii) voting powers of attorney, in the agreed form, duly executed by each of the Sellers in relation to the Shares that they own;

(iii) the Escrow Agreement, duly executed by the Sellers’ Agent;

(iv) a certificate (the “Closing Consideration Certificate”) duly executed by each of the Designated Sellers, containing the aggregate amount of the Acquired Company Transaction Expenses net of any VAT that is recoverable by the Company (the “Certified Expense Amount”);

(v) the written resignations of all officers and directors of the Acquired Companies, effective as of the Closing;

(vi) written acknowledgments pursuant to which each outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of any Acquired Company, or who is otherwise entitled to any compensation from any Acquired Company, in connection with this Agreement, any of the transactions contemplated by this Agreement or otherwise, acknowledges: (i) the total amount of fees, costs and expenses of any nature that is payable in connection with this Agreement and any of the transactions contemplated by this Agreement; and (ii) that, upon receipt of the unpaid amount referred to therein, it shall have been paid in full and is not (and will not be) owed any other amount by any Acquired Company with respect to this Agreement, the transactions contemplated by this Agreement or otherwise;

(vii) the stock ledger, minute books, statutory books, articles or certificate of incorporation (in each case, complete and written up to the date of Closing) and common seal of each Acquired Company, in each case, to the extent applicable to each Acquired Company;

(viii) certificates representing the capital stock of each subsidiary of the Company (or an affidavit in respect of any certificate that has been lost);

(ix) a pay-off letter from Noble Venture Finance II S.A (the “Lender”) indicating the total amount due (including principal, interest and penalties, if any) (the “Noble Indebtedness”) under that certain Facility Agreement dated September 25, 2008 by and among the Company, the Lender and Zeus Technology, Inc., a Delaware corporation (“Zeus Inc.”) as Guarantor, as amended (the “Noble Facility Agreement”);

(x) (A) duly completed forms MG02, in respect of that certain Debenture Over All Assets and Undertaking dated as of September 25, 2008 between the Company and the Lender; (B) a duly executed Deed of Release in favor of the Company and Zeus Inc.; and (C) a cancelled stock power in favor of Zeus Inc. in respect of the Noble Facility Agreement, in each case, in the agreed form (it being understood that the documents referred to in this clause “(x)” will be held by Sellers’ Solicitors and delivered to Purchaser upon confirmation of the payoff of the Noble Indebtedness);

(xi) resolutions of the board of directors of the Company, in the agreed form, accelerating all unvested Company Options, except the Company Options described on Schedule 1.3(b)(xi);

(xii) forms of instruction in the agreed form providing for the surrender and cancellation, effective as of the Closing, of the Company Options described on Schedule 1.3(b)(xii) duly executed by the holders of such Company Options (the “Company Option Cancellation Agreements”);

(xiii) a written consent of the Company, as sole stockholder of Zeus Inc., in the agreed form;

(xiv) resolutions of the board of directors of Zeus Inc. in the agreed form; and

(xv) stock transfer forms, duly executed by the registered holders of the Non-Party Shares in favor of Purchaser or its nominee(s), pursuant to which the Non-Party Shares are, subject to stamping by Her Majesty’s Revenue & Customs (“HMRC”), transferred to Purchaser.

(c) At the Closing, Purchaser shall:

(i) pay or cause to be paid to the account of the Sellers’ Solicitors (who are irrevocably authorized to receive the same), for the benefit of the Sellers, the General Escrow Amount, which the Sellers’ Solicitors, on behalf of the Sellers, shall deliver or caused to be delivered to the Escrow Agent in cash as a contribution to the General Escrow Account;

(ii) pay or cause to be paid to the account of the Sellers’ Solicitors (who are irrevocably authorized to receive the same), for the benefit of the Sellers, the Special Escrow Amount, which the Sellers’ Solicitors, on behalf of the Sellers, shall deliver or caused to be delivered to the Escrow Agent in cash as a contribution to the Special Escrow Account;

(iii) pay or cause to be paid to the account of the Sellers’ Solicitors (who are irrevocably authorized to receive the same), for the benefit of the Sellers: (A) certain advisory fees of the Sellers in accordance with Schedule 1.2(c), which the Sellers’ Solicitors, on behalf of the Sellers, shall deliver or caused to be delivered to the Persons whose names are listed in the column entitled “Name of Sellers’ Advisors” on Schedule 1.2(c); and (B) the amount of the Noble Indebtedness in accordance with Schedule 1.2(c) which the Sellers’ Solicitors, on behalf of the Company, shall deliver or cause to be delivered to the Lender (it being acknowledged and agreed that, to the extent that the amount of the Noble Indebtedness on the date of repayment is less than the amount withheld in accordance with Section 1.2(c) in respect of the Noble Indebtedness, the Sellers’ Solicitors shall distribute the balance of the funds withheld to the Sellers and the Cash Cancel Sellers in the same proportion as the amounts were withheld);

(iv) pay or cause to be paid to the Company (including through appropriate book entries) the amounts set forth on Schedule 1.2A in the columns entitled “Exercise Price for Company Options and Company Warrants Exercised at Closing” and “Option Tax” and the amounts set forth on Schedule 1.2B in the column entitled “Option Tax”;

(v) pay or cause to be paid to the R&W Insurer (and/or its agents, as required) the Insurance Premium;

(vi) pay or cause to be paid to the account of the Sellers’ Solicitors (who are irrevocably authorized to receive the same): (A) for the benefit of (and for distribution by the Sellers’ Solicitors to) the Sellers and the Cash Cancel Sellers, by wire transfer of same day available funds, an amount in cash, without interest, equal to the aggregate of the amounts set forth on Schedule 1.2A and Schedule 1.2B in the columns entitled “Net Purchase Price/Closing Payment” owed to each of the Sellers and the Cash Cancel Sellers; and (B) for the benefit of (and for distribution by the Sellers’ Solicitors to) the Non-Party Shareholder, by wire transfer of same day available funds, $460.09, in cash, without interest.

(vii) cause to be delivered to the Sellers’ Agent the Escrow Agreement, duly executed by Purchaser.

The parties agree that Purchaser shall be deemed to have satisfied its obligations under clause “(i),” “(ii),” “(iii)” and “(vi)” of the immediately preceding sentence if Purchaser delivers to the Sellers’ Agent evidence of a federal funds wire number evidencing the wire transfers referred to in such clauses (and such wire transfers are ultimately received by the intended recipients as described in such clauses). All payments and other actions under this Section 1.3, and all documents to be executed and delivered by the parties pursuant to this Section 1.3, shall be deemed to have been made, taken, executed and delivered simultaneously.

1.4 Determination of Actual Net Working Capital. Within 60 calendar days after the Closing Date, Purchaser shall prepare and deliver to the Sellers’ Agent a draft Net Working Capital Statement in substantially the form of Schedule 1.4, signed by Purchaser, identifying Purchaser’s calculation of the Net Working Capital Amount and any adjustments to the purchase price payable for the Shares as a result of the Net Working Capital Amount being greater or less than the Target Net Working Capital Amount. If the Sellers’ Agent does not object to Purchaser’s draft Net Working Capital Statement within 30 calendar days after receipt thereof, or accepts such draft Net Working Capital Statement during such 30-day period, the purchase price payable for the Shares shall be adjusted as set forth in Purchaser’s draft Net Working Capital Statement, and payment made in accordance with Section 1.5. If the Sellers’ Agent objects to Purchaser’s draft Net Working Capital Statement, the Sellers’ Agent shall notify Purchaser in writing of such objection within 30 calendar days after the Sellers’ Agent’s receipt thereof (such notice setting forth in reasonable detail the basis for such objection). During such 30-day period (the “NWC Review Period”), subject to the execution by the Sellers’ Agent of a confidentiality agreement reasonably acceptable to Purchaser (the “NWC Confidentiality Agreement”), Purchaser shall permit the Sellers’ Agent access to such work papers relating to the preparation of Purchaser’s draft Net Working Capital Statement as may be reasonably necessary to permit the Sellers’ Agent to review the manner in which Purchaser’s draft Net Working Capital Statement was prepared (such papers, the “NWC Papers” and such review, the “NWC Review”). Without limitation of the foregoing, the Sellers’ Agent may, at its expense, engage an independent accountant (the “Sellers’ Agent’s NWC Accountant”) to assist the Sellers’ Agent in conducting the NWC Review, and, subject to the execution by the Sellers’ Agent’s NWC Accountant of the NWC Confidentiality Agreement, Purchaser shall, during the NWC Review Period, permit the Sellers’ Agent’s NWC Accountant access to the NWC Papers for the sole purpose of assisting the Sellers’ Agent in conducting the NWC Review. During the NWC Review Period, Purchaser shall permit the Sellers’ Agent and the Sellers’ Agent’s NWC Accountant to consult with the employees of the Company or Purchaser who prepared the draft Net Working Capital Statement to the extent reasonably necessary to interpret the NWC Papers pursuant to the NWC Review. Purchaser and the Sellers’ Agent shall thereafter negotiate in good faith to resolve any such objections. If Purchaser and the Sellers’ Agent are unable to resolve all of such objections within 10 calendar days following the end of the NWC Review Period, Purchaser and the Sellers’ Agent shall resolve the dispute by way of the Terms of Reference set forth on Schedule 1.6(e).

1.5 Adjustment to Gross Purchase Price. The Net Working Capital Amount agreed or determined in accordance with Section 1.4 (the “Actual Net Working Capital Amount”) shall be used to calculate post-Closing adjustments to the purchase price payable for the Shares. Within two business days after the date on which the Actual Net Working Capital Amount is agreed or determined in accordance with Section 1.4, either: (a) if the Actual Net Working Capital Amount exceeds the Target Net Working Capital Amount by the amount set forth on Schedule 1.5 (such amount set forth on Schedule 1.5, the “Allowance”) or more, then Purchaser shall pay (or shall cause to be paid) to the account of the Sellers’ Solicitors (who are irrevocably authorized to receive the same), for the benefit of (and for distribution by the Sellers’ Solicitors to) the Sellers and the Cash Cancel Sellers, by wire transfer of same day available funds, an amount equal to the amount by which the Actual Net Working Capital Amount (disregarding the Allowance) exceeds the Target Net Working Capital Amount; or (b) if the Target Net Working Capital Amount exceeds the Actual Net Working Capital Amount by the Allowance or more (the amount, if any, by which the Target Net Working Capital Amount (disregarding the Allowance) exceeds the Actual Net Working Capital Amount being referred to as the “Net Working Capital Shortfall”), then the Sellers and the Cash Cancel Sellers agree that the Sellers’ Agent shall provide written instructions to the Escrow Agent and Purchaser, within three business days after the date on which the Actual Net Working Capital Amount is agreed or determined, authorizing the withdrawal from the General Escrow Account of an amount equal to the Net Working Capital Shortfall. For the avoidance of doubt, if the difference between the Actual Net Working Capital Amount and the Target Net Working Capital Amount is less than the Allowance, no payment shall be due under this Section 1.5.

1.6 Earn-Out Consideration.

(a) Definitions. For purposes of this Section 1.6, the following terms shall have the following meanings:

(i) “Aggregate Earn-Out Consideration Payment” shall mean the product of: (A) two; multiplied by (B) the Excess One Year Bookings, if any (it being understood that, for the avoidance of doubt, as further described in Section 1.6(b), “Aggregate Earn-Out Consideration Payment” shall not exceed the amount set forth on Schedule 1.6(a)(i));

(ii) “Aggregate Net Earn-Out Consideration Payment” shall mean: (A) the Aggregate Earn-Out Consideration Payment; minus (B) the Arma Earn-Out Fee;

(iii) “Earn-Out Consideration” shall mean any payment that Purchaser is required to make or cause to be made pursuant to this Section 1.6;

(iv) “Excess One Year Bookings” shall mean the amount, if any, by which the One Year Bookings exceeds the amount set forth on Schedule 1.6(a)(iv);

(v) “One Year Bookings” shall mean: (A) the sum of the: (1) Product Bookings; and (2) Services Bookings (it being understood that with respect to multi-year maintenance or support arrangements, the bookings that shall be included in “Services Bookings” shall be calculated by: (x) determining the aggregate maintenance or support bookings for the entire term of the applicable maintenance or support arrangement; (y) allocating the bookings determined pursuant to clause “(x)” of this sentence over the term of the maintenance or support arrangement on a pro rata basis; and (z) including in “Services Bookings” the amount allocated under clause “(y)” of this sentence for a one year period); less (B) the sum of: (1) any bookings for which the software or services has not been delivered to the customer as of the end of the One Year Period; (2) actual sales returns with respect to the bookings referred to in clause “(A)” of this sentence for the period beginning on the first day of the One-Year Period and ending at 5:00 p.m. Pacific time on the 60th day following the last day of the One-Year Period (the “Specified Period”); (3) actual write-offs of accounts receivable with respect to the bookings referred to in clause “(A)” of this sentence for the Specified Period; (4) any accounts receivable with respect to the bookings referred to in clause “(A)” of this sentence that have not been collected in cash within 60 days of the end of the One Year Period unless extended payment terms beyond 60 days were approved in advance by Purchaser’s controller; and (5) any bookings with respect to which product revenue is not recognizable (whether during or after the One-Year Period) in accordance with U.S. generally accepted accounting principles consistent with Purchaser’s standard business practices;

(vi) “One Year Period” shall mean the period commencing at 12:01 a.m. London time on July 19, 2011 and ending at 11:59 p.m. London time on July 31, 2012;

(vii) “Product Bookings” shall mean the bookings (as the term “bookings” is commonly understood) (net of applicable discounts as approved in accordance with Purchaser’s discount authorization policy, referral fees, back end rebates, marketing development funds and other adjustments to sales prices) that are derived by Purchaser and its Subsidiaries (including the Company) solely from the sale or license of any of the Company’s products identified on Schedule 1.6(a)(vii) and products for which only minor cosmetic changes have been made (as long as the same support terms as those applied to the products identified on Schedule 1.6(a)(vii) apply) (collectively, the “Specified Company Products”) and the sale or license of any future releases by Purchaser or its Subsidiaries of the Specified Company Products, in each case only to the extent that such sales or licenses meet the conditions set forth in clauses “(A)” and “(B)” of this sentence: (A) such sales or licenses are made during the One-Year Period to Qualified Customers in Qualified Transactions; and (B) the software and related software keys to enable a fully functional software product under the sale or license from Product Bookings are delivered to the customer during the One-Year Period;

(viii) “Qualified Customers” shall mean customers who have a credit limit equal to or greater than the value of the bookings in accordance with Purchaser’s credit policy. Qualified Customers are arms-length customers with no financial interest in this

Agreement and related earn-out provisions (it being understood, however, that this sentence shall not constitute an exclusion of Sumitomo Corporation);

(ix) “Qualified Transactions” shall mean transactions which include sales agreement terms and purchase order terms acceptable to Purchaser in its sole discretion; provided, however, that sales agreement terms that were contracted for by any of the Acquired Companies prior to the Closing shall be deemed acceptable to Purchaser for the purpose of this sentence. Qualified Transactions shall exclude: (A) transactions with respect to products or services which are refundable, returnable, cancellable or of a contingent nature; (B) transactions which contain in part or in whole, products or services not on the Purchaser’s published price list, including commitments for functionality, services or products that are not available as of the bookings date, or transactions in which all committed obligations to the customer are not documented as part of the sales agreement or purchase order documentation; or (C) new products, services and related pricing not approved by Purchaser; and

(x) “Services Bookings” shall mean the bookings (as the term “bookings” is commonly understood) (net of applicable discounts as approved in accordance with Purchaser’s discount authorization policy, referral fees, back end rebates, marketing development funds and other adjustments to sales prices) that are derived by Purchaser and its Subsidiaries (including the Company) solely from the sale during the One-Year Period of initial or renewal maintenance services and initial or renewal support services and solely to the extent related to the sale of Specified Company Products during the One-Year Period to Qualified Customers in Qualified Transactions at terms acceptable to Purchaser for services available without enhancement at the time of booking (it being understood that Services Bookings shall not include bookings related to: (A) services for delivery beyond one year from the booking date; (B) professional services, including OEM development work other than as specified on Schedule 1.6(a)(x) for delivery beyond the One Year Period; and; and (C) training services for delivery beyond the One Year Period).

(b) Payment. Subject to any right of setoff that Purchaser may be entitled to exercise pursuant to Section 5.8, and subject to the other provisions of this Section 1.6, if the One Year Bookings exceed the amount set forth on Schedule 1.6(b), then Purchaser shall, on a date selected by Purchaser within 90 days following the end of the One Year Period:

(i) pay (or shall cause to be paid) to Arma Partners LLP the Arma Earn-Out Fee;

(ii) either (as specified on Schedule 1.2A or Schedule 1.2B): (A) pay (or shall cause to be paid) to the Sellers’ Solicitors (who are irrevocably authorized to receive the same), for the benefit of (and for distribution by the Sellers’ Solicitors to) each Seller (or Cash Cancel Seller) who has not elected to receive a Loan Note an amount in cash, without interest, equal to such Seller’s or Cash Cancel Seller’s Participation Percentage in the aggregate of: (1) the Aggregate Net Earn-Out Consideration Payment; minus (2) 0.00046% of the Aggregate Net Earn-Out Consideration Payment; or (B) issue a Loan Note to each Seller or Cash Cancel Seller who has elected to receive a Loan Note, in a nominal amount equal to such Seller’s or Cash Cancel Seller’s Participation Percentage in the aggregate of: (1) the Aggregate Net Earn-Out Consideration Payment; minus (2) 0.00046% of the Aggregate Net Earn-Out Consideration Payment, and deliver to each such Seller or Cash Cancel Seller a certificate representing the applicable Loan Note to be received by such Seller or Cash Cancel Seller (it being understood that where Loan Notes are issued, the nominal amount shall be decreased by the amount of withholding Tax, if any, that is required under applicable Legal Requirements); and

(iii) pay (or shall cause to be paid) to the Sellers’ Solicitors (who are irrevocably authorized to receive the same), for the benefit of and for distribution to the Non-Party Shareholder, an amount in cash, without interest, equal to 0.00046% of the Aggregate Net Earn-Out Consideration Payment.

Notwithstanding anything to the contrary contained in this Agreement: (A) in no event shall the aggregate amounts payable by Purchaser to Arma Partners LLP, the Sellers, the Cash Cancel Sellers and the Non-Party Shareholder, in cash or by the issue of Loan Notes (or by a combination of cash and Loan Notes), pursuant to this Section 1.6(b) exceed the amount set forth on Schedule 1.6(b)(A); and (B) if the Sellers’ Agent delivers an Initial Objection Notice or a Final Objection Notice (each as defined below) to Purchaser in accordance with Section 1.6(e), then Purchaser shall make (or cause to be made) any payments or issue any Loan Notes required under this Section 1.6(b) to Arma Partners LLP, the Sellers, the Cash Cancel Sellers and the Non-Party Shareholder within 10 calendar days after the dispute identified in such Initial Objection Notice or Final Objection Notice, as the case may be, is resolved.

(c) Deduction of Earn-Out Consideration Fees. Notwithstanding anything to the contrary contained in this Section 1.6(c) or elsewhere in this Agreement (and without limiting any other rights or remedies available to Purchaser), Purchaser shall, subsequent to the rendering of a final determination pursuant to Section 1.6(e), be entitled, in its sole discretion, to deduct from either the General Escrow Account or any Earn-Out Consideration cash (or, as the case may be, Loan Notes) equal to the Sellers’ portion of the Earn-Out Consideration Fees (as defined below) but only to the extent that the Seller’s portion of such Earn-Out Consideration Fees remain outstanding.

(d) One Year Bookings Statement. On or before the 60th calendar day following the end of the One Year Period, Purchaser shall: (i) prepare or cause to be prepared a statement (the “One Year Bookings Statement”) setting forth the One Year Bookings, together with the amounts of any Earn-Out Consideration that Purchaser believes is due in accordance with this Section 1.6; and (ii) deliver or cause to be delivered such One Year Bookings Statement to the Sellers’ Agent for and on behalf of the Sellers.

(e) Dispute Resolution. In the event that the Sellers’ Agent objects to Purchaser’s calculation in the One Year Bookings Statement or the amount of any Earn-Out Consideration set forth in the One Year Bookings Statement or requires further information in order to perform such calculations or determine such amounts, then, within 20 calendar days after the delivery to the Sellers’ Agent of such One Year Bookings Statement (the “Initial Response Period”), the Sellers’ Agent shall deliver to Purchaser a written notice (an “Initial Objection Notice”): (i) describing in reasonable detail the Sellers’ Agent’s objections to Purchaser’s calculation of the amounts set forth in such statement and containing, to the extent possible, a statement setting forth the One Year Bookings or the amount of any such Earn-Out Consideration determined by the Sellers’ Agent to be correct; or (ii) requesting additional information from Purchaser that the Sellers’ Agent deems reasonably necessary in order to perform such calculations or determine such amounts (which information, to the extent reasonably necessary in order to perform such calculations, shall be provided by Purchaser within 15 calendar days after Purchaser’s receipt of such request). If the Sellers’ Agent does not deliver an Initial Objection Notice to Purchaser during the Initial Response Period, then Purchaser’s calculation of the amounts set forth in the One Year Bookings Statement shall be binding and conclusive on Purchaser, the Sellers and the Sellers’ Agent. If the Sellers’ Agent delivers an Initial Objection Notice to Purchaser accompanied by a request for additional information from Purchaser as described above during the Initial Response Period, then the Sellers’ Agent shall have an additional 20 calendar days after receiving from Purchaser either: (x) all of the information requested by the Sellers’ Agent; or (y) written notice from Purchaser that no further requested information is to be provided (such 20 calendar day period, the “Final Response Period”) to deliver to Purchaser a written notice (a “Final Objection Notice”) describing in reasonable detail the Sellers’ Agent’s objections to Purchaser’s calculations of the amounts set forth in such One Year Bookings Statement accompanied by a statement, to the extent possible, setting forth the One Year Bookings or the amount of any such Earn-Out Consideration determined by the Sellers’ Agent to be correct. If the Sellers’ Agent has requested additional information in an Initial Objection Notice delivered during the Initial Response Period and does not deliver a Final Objection Notice to Purchaser during the Final Response Period, then Purchaser’s calculation of the amounts set forth in the One Year Bookings Statement shall be binding and conclusive on Purchaser, the Sellers and the Sellers’ Agent. If the Sellers’ Agent delivers an Initial Objection Notice or Final Objection Notice, as the case may be, accompanied by a statement, to the extent possible, setting forth the One Year Bookings or the amount of any such Earn-Out Consideration determined by the Sellers’ Agent to be correct to Purchaser during either the Initial Response Period or the Final Response Period in accordance with this Section 1.6(e), and if the Sellers’ Agent and Purchaser are unable to agree upon the calculation of the amounts set forth in the One Year Bookings Statement within 30 days after such Initial Objection Notice or Final Objection Notice, as the case may be, is delivered to Purchaser, the dispute shall be finally settled by such independent firm of chartered accountants as is agreed between the Sellers’ Agent and Purchaser, or, should they fail to reach such agreement within 10 calendar days, the matters in dispute shall be referred to such independent firm of chartered accountants as is appointed, on the application of the Sellers’ Agent or Purchaser, by the President for the time being of the Institute of Chartered Accountants in England and Wales (the firm so appointed being referred to as the “Independent Accounting Firm”). The Independent Accounting Firm shall act on the basis set out on Schedule 1.6(e). The determination by the Independent Accounting Firm of the disputed amounts and the Earn-Out Consideration, if any, shall be conclusive and binding on Purchaser, the Sellers and the Sellers’ Agent (in the absence of manifest error). Purchaser and the Sellers’ Agent (on behalf of the Sellers) shall each bear and pay 50% of the fees and other expenses of such Independent Accounting Firm or otherwise as the Independent Accounting Firm shall determine (the “Earn-Out Consideration Fees”).

(f) No Assignment. No rights or interest of any Seller under this Section 1.6 may be assigned, transferred or otherwise disposed of, in whole or in part, other than pursuant to the laws of descent and distribution or by will or otherwise with the prior written consent of Purchaser.

(g) Examination of Books. At reasonable times during normal business hours and upon reasonable notice provided to Purchaser, Purchaser shall permit the Sellers’ Agent, to examine the financial books and records of the Company and/or Purchaser, only to the extent necessary for the exercise of the Sellers’ Agent’s right to object to Purchaser’s calculation of the amounts set forth in the One Year Bookings Statement. The Sellers’ Agent agrees that he shall hold all information acquired during such examination in strict confidence and shall use such information only for purposes of making calculations under this Section 1.6; provided, however, that such information may be provided to agents and independent contractors of the Sellers’ Agent that are subject to contractual (or, with respect to counsel, professional) confidentiality obligations in favor of (and for the benefit of) Purchaser in respect of such information for use in furtherance of an engagement to assist the Sellers’ Agent in making such calculations as provided for herein.

(h) Efforts. While Purchaser currently believes that it is in its best interest that it and the Acquired Companies use commercially reasonable efforts to generate One Year Bookings, it is understood and agreed that: (i) neither Purchaser nor any Acquired Company has any obligation to use any specified efforts to generate One Year Bookings (or to sell or license Specified Company Products or develop, sell or license any future releases of the Specified Company Products; and (ii) Purchaser (on behalf of itself and on behalf of any of its Subsidiaries, including any Acquired Company) may discontinue the sale or license of Specified Company Products and the sale, license or development of any future releases of the Specified Company Products at any time without penalty (it being understood, however, that Purchaser will act in good faith in connection with the foregoing).

1.7 Withholding. Purchaser shall be entitled to deduct and withhold from: (a) the Earn-out Consideration payable (in cash or by the issuance of Loan Notes) pursuant to this Agreement and any interest payable to the Sellers pursuant to the Escrow Agreement after the Closing all amounts required to be deducted and/or withheld strictly in accordance with applicable Legal Requirements; and (b) any amount payable under this Agreement at the Closing to any Seller who is a United States person and who has not, prior to the Closing, delivered to Purchaser a properly completed and duly executed Internal Revenue Service Form W-9 certifying that such Seller is a United States person all amounts required to be deducted and/or withheld in accordance with applicable Legal Requirements. To the extent such amounts are so deducted or withheld and subsequently paid to the appropriate Tax authority by Purchaser, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2. REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLERS

Each Seller hereby severally represents and warrants, solely with respect to such Seller and the shares of Company Capital Stock held by such Seller, to and for the benefit of Purchaser, as follows:

2.1 Execution and Delivery; Valid and Binding Agreements. This Agreement and each other agreement, document or instrument referred to in or contemplated by this Agreement to be executed by such Seller have been duly executed and delivered by such Seller, and assuming that this Agreement and any other agreement, document or instrument referred to in or contemplated by this Agreement have been duly executed and delivered by the other parties hereto and thereto, constitute, or, when executed by the other parties hereto and thereto, will constitute, valid and binding agreements of such Seller, enforceable against such Seller in accordance with their terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws from time to time in effect relating to creditors’ rights and remedies generally and general principles of equity.

2.2 Authority; Capacity.

(a) Authority. Each Seller has the absolute and unrestricted right, power, capacity and authority to perform such Seller’s obligations under this Agreement and under any other agreement, document or instrument referred to in, or contemplated by, this Agreement to which such Seller is or will be a party; and the performance by such Seller of its obligations hereunder and thereunder (including all right, power, capacity and authority to sell, transfer, convey and surrender its shares of Company Capital Stock as provided for by this Agreement) has been duly authorized by all necessary action on the part of such Seller.

(b) Organization. If such Seller is a body corporate: (i) it is duly incorporated, validly existing and in good standing (to the extent that the applicable jurisdiction recognizes the concept of good standing) under the laws of the jurisdiction of its incorporation; and (ii) all necessary actions, conditions and things have been taken, fulfilled and done in order to enable it to enter into, perform and comply with its obligations hereunder and those obligations are validly, and legally binding and enforceable upon it.

(c) Natural Persons. If such Seller is a natural person, no spousal signature or other Consent is required from any Person other than the signatories hereto with respect to such Seller in connection with the execution, delivery and performance by such Seller of this Agreement or any other agreement, document or instrument that such Seller is required to enter into hereunder.

2.3 Non-Contravention; No Consents or Approvals. Except as set forth in Part 2.3 of the Disclosure Schedule, neither: (1) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (2) any of the transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of: (i) any of the provisions of any charter documents of such Seller; or (ii) any resolution adopted by the equity holders or board of directors (or similar body) of such Seller;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which such Seller is subject; or

(c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract to which such Seller is a party or by which such Seller is bound.

Such Seller is not (and such Seller will not be) required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; or (y) any of the transactions contemplated by this Agreement or by any of the other agreements, documents or instruments referred to in this Agreement.

2.4 No Legal Proceedings. There is no pending Legal Proceeding against such Seller and, to the Knowledge of such Seller, no Person has threatened to commence any such Legal Proceeding, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the entry into, performance of, compliance with and enforcement of any of the obligations of such Seller under this Agreement. To the Knowledge of such Seller, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or might give rise to or serve as the basis for any such Legal Proceeding or the threat of any such Legal Proceeding.

2.5 Title and Ownership. Such Seller is the registered and beneficial owner of the shares of Company Capital Stock set forth as being owned by such Seller on Schedule 1.2A, and such Seller has good, valid and marketable title to such shares, free and clear of all Encumbrances. Such Seller is not a party to any option, warrant, purchase right or other Contract that could require such Seller to sell, transfer or otherwise dispose of any shares of Company Capital Stock (other than this Agreement). Other than as contemplated by this Agreement, such Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any shares of Company Capital Stock.

3. REPRESENTATIONS AND WARRANTIES RELATING TO THE ACQUIRED COMPANIES

The Designated Sellers hereby represent and warrant, to and for the benefit of Purchaser, as follows:

3.1 Due Organization; No Subsidiaries; Etc.

(a) Organization. The Company has been duly organized and is validly existing under the laws of England and Wales. Each other Acquired Company has been duly organized, and is validly existing and in good standing (to the extent that the jurisdiction of its formation recognizes the concept of good standing) under the Legal Requirements of the jurisdiction of its formation. Each Acquired Company has full power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Acquired Company Contracts.

(b) Qualification. Each Acquired Company is qualified, licensed or admitted to do business as a foreign corporation, and is in good standing (to the extent that the applicable jurisdiction recognizes the concept of good standing), under the laws of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification, license or admission and where the failure to be so qualified, licensed or admitted would have a Material Adverse Effect. Part 3.1(b) of the Disclosure Schedule sets forth each jurisdiction where each Acquired Company is qualified, licensed and admitted to do business.

(c) Directors and Officers. Part 3.1(c) of the Disclosure Schedule sets forth: (i) the names of the members of the board of directors (or similar body) of each Acquired Company; (ii) the names of the members of each committee of the board of directors of each Acquired Company; and (iii) the names and titles of the officers of each Acquired Company.

(d) No Subsidiaries. Except for an Acquired Company’s ownership of shares of another Acquired Company identified in Part 3.1(d) of the Disclosure Schedule and the equity interests identified in Part 3.1(d) of the Disclosure Schedule, no Acquired Company has ever owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Entity. No Acquired Company has agreed or is obligated to make any future investment in or capital contribution to any Entity. No Acquired Company has guaranteed or is responsible or liable for any obligation of any Entity in which it owns or has owned any equity interest.

3.2 Charter Documents; Records. The Designated Sellers have Made Available to Purchaser accurate and complete copies of: (a) the constitution of the Company, including its memorandum of association, articles of association and resolutions and agreements affecting its constitution as described in Section 29 of the Companies Act 2006; (b) the certificate of incorporation, bylaws or other charter documents of the other Acquired Companies (the documents described in clauses “(a)” and “(b)” of this sentence being collectively referred to as the “Charter Documents”); and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders or members, the board of directors and all committees of the board of directors of each Acquired Company since January 1, 2009, which minutes or other records contain a materially complete summary of all meetings of directors, shareholders and members, and all actions taken thereat or by written consent, since January 1, 2009. All actions taken and all transactions entered into by each Acquired Company requiring approval under applicable Legal Requirements, Contracts or Charter Documents have been duly approved by all necessary action of the board of directors and shareholders of such Acquired Company, as applicable. There has been no violation of any of the provisions of the Charter Documents, and no Acquired Company has taken any action that is inconsistent in any material respect with any resolution adopted by their respective shareholders, boards of directors or any committee of their boards of directors. The books of account, stock records, minute books and other records of each Acquired Company are accurate, up-to-date and complete in all material respects.

3.3 Capitalization.

(a) Outstanding Securities. The limit on the Company’s ability to issue share capital of the Company is: (i) 205,664,006 Company Ordinary Shares, of which 181,348,680 shares are issued and outstanding as of the date of this Agreement; (ii) 230,423,401 Company A Ordinary Shares, of which 230,423,401 shares are issued and outstanding as of the date of this Agreement; and (iii) 268,950,610 Company Deferred Shares, of which 253,997,673 shares are issued and outstanding as of the date of this Agreement There are no shares of capital stock held in the Company’s treasury. The Company has never declared or paid any dividends on any shares of Company Capital Stock. Part 3.3(a) of the Disclosure Schedule sets forth the names of the Company’s shareholders, the addresses of the Company’s shareholders and the class, series and number of shares of Company Capital Stock owned of record by each of such shareholders. All of the outstanding shares of Company Capital Stock have been or will, at the Closing, be duly authorized and validly issued, and are fully paid and nonassessable, and, except as set forth in Part 3.3(a) of the Disclosure Schedule, none of such shares is subject to any repurchase option, forfeiture provision or restriction on transfer (other than restrictions imposed by the articles of association of the Company). Each share of Company A Ordinary Shares is convertible into the number of shares of Ordinary Shares set forth in Part 3.3(a) of the Disclosure Schedule.

(b) Stock Options. Except for the Scheme, none of the Acquired Companies has ever adopted, sponsored or maintained any stock option plan or any other plan or Contract providing for equity-related compensation to any Person (whether payable in shares, cash or otherwise). The Company has reserved 53,398,674 Ordinary Shares for issuance under the Scheme. No options with respect to shares of the Company are outstanding as of the date of this Agreement. Part 3.3(b) of the Disclosure Schedule sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Option; (ii) the total number of Ordinary Shares that are subject to such Company Option and the number of Ordinary Shares with respect to which such Company Option is immediately exercisable; (iii) the date on which such Company Option was granted and the term of such Company Option; (iv) the vesting schedule for such Company Option and whether the vesting of such Company Option shall be subject to any acceleration in connection with any of the other transactions contemplated by this Agreement; (v) the exercise price per share of Ordinary Shares purchasable under such Company Option; and (vi) whether such Company Option is subject to Section 409A of the Code. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, each such grant was made in accordance with the terms of the applicable compensation plan or arrangement of the Company and all other applicable Legal Requirements, the per share exercise price of each Company Option was equal to the fair market value of an Ordinary Shares on the applicable Grant Date and each such grant was properly accounted for in accordance with United Kingdom GAAP in the financial statements (including the related notes) of the Company. The exercise of the Company Options and the payment of cash in respect thereof complied and will comply with the terms of the Scheme, all Contracts applicable to such Company Options and all Legal Requirements. As of the Closing, no former holder of a Company Option will have any rights with respect to such Company Option other than the right to receive cash in respect thereof as contemplated by this Agreement.

(c) Warrants. Part 3.3(c) of the Disclosure Schedule sets forth, with respect to each Company Warrant that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Warrant; (ii) the class, series and total number of shares of Company Capital Stock that are subject to such Company Warrant and the class, series and number of shares of Company Capital Stock with respect to which such Company Warrant is immediately exercisable; (iii) the date on which such Company Warrant was issued and the term of such Company Warrant; (iv) the vesting schedule for such Company Warrant; and (v) the exercise price per share of Company Capital Stock purchasable under such Company Warrant. The Designated Sellers have Made Available to Purchaser accurate and complete copies of each Contract pursuant to which any Company Warrant is outstanding. As of the Closing, no former holder of a Company Warrant will have any rights with respect to such Company Warrant other than the right to receive cash in respect thereof as contemplated by this Agreement.

(d) No Other Securities. Except as set forth in Part 3.3(b) or 3.3(c) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any shares of Company Capital Stock or other securities of any of the Acquired Companies; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of Company Capital Stock (or cash based on the value of such shares) or other securities of any of the Acquired Companies; (iii) Contract under which any of the Acquired Companies is or may become obligated to sell or otherwise issue any shares of Company Capital Stock or any other securities of any of the Acquired Companies, including any promise or commitment to grant Company Options or other securities of any of the Acquired Companies to an employee of or other service provider to any of the Acquired Companies; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Company Capital Stock or other securities of any of the Acquired Companies. As of the Closing, there will be no outstanding options, warrants or other rights to purchase shares of Company Capital Stock.

(e) Legal Issuance. All outstanding shares of Company Capital Stock, all outstanding Company Options and Company Warrants and all other securities that have ever been issued or granted by any of the Acquired Companies have been issued and granted in compliance in all material respects with: (i) all applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts. None of the outstanding shares of Company Capital Stock were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company. Part 3.3(e) of the Disclosure Schedule identifies each Acquired Company Contract relating to any securities of the Company that contains any information rights, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(f) Repurchased Shares. Part 3.3(f) of the Disclosure Schedule sets forth with respect to any shares of capital stock ever repurchased or redeemed by the Company since January 1, 2010: (i) the name of the seller of such shares; (ii) the number, class and series of shares repurchased or redeemed; (iii) the date of such repurchase or redemption; and (iv) the price paid by the Company for such shares. All shares of capital stock of the Company ever repurchased or redeemed by the Company were repurchased or redeemed in material compliance with: (A) all applicable Legal Requirements; and (B) all requirements set forth in all applicable Contracts.

3.4 Financial Statements and Related Information.

(a) The Designated Sellers have Made Available to Purchaser the following financial statements and notes: (i) the audited consolidated balance sheets of the Acquired Companies as of 30 September 2009 and 30 September 2010, and the related audited consolidated profit and loss account, consolidated statement of recognized gains and losses and consolidated cash flow statement for the years ended 30 September 2009 and 30 September 2010, together with the notes thereto and the unqualified report and opinion of KPMG, LLP relating thereto (the “Company Financial Statements”); and (ii) the management accounts of the Company as of 30 June 2011 (the “Management Accounts”).

(b) True and fair view. The Company Financial Statements give a true and fair view of the financial position of the Company as of the respective dates thereof and the assets, liabilities and profit and loss of the Company for the periods covered thereby. The Company Financial Statements have been prepared in accordance with United Kingdom GAAP applied on a consistent basis throughout the periods covered.

(c) Management Accounts. The Management Accounts have been carefully prepared in accordance with accounting policies consistent with those used in preparing the Company Financial Statements. The Management Accounts fairly represent the financial position and results of operations of the Company as of the respective dates thereof and the assets, liabilities and profit and loss of the Company for the periods covered thereby. The Management Accounts have been prepared in accordance with United Kingdom GAAP applied on a consistent basis throughout the periods covered.

(d) Internal Controls. The books, records and accounts of the Company accurately and fairly reflect in all material respects, in reasonable detail, the transactions in and dispositions of the assets of the Company. The systems of internal accounting controls maintained by the Company are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United Kingdom GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Designated Sellers have Made Available to Purchaser copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls in force as of the date of this Agreement.

(e) Receivables. Part 3.4(e) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company as of the date of this Agreement. Except as set forth in Part 3.4(e) of the Disclosure Schedule, all existing accounts receivable of the Company: (i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business; and (ii) are current and will be collected in full, without any counterclaim or set off, when due, net of an allowance for doubtful accounts equal to the allowance included in the calculation of the Actual Net Working Capital Amount.

3.5 Liabilities.

(a) No Liabilities. No Acquired Company has any accrued, contingent or other Liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with United Kingdom GAAP, and whether due or to become due), except for: (i) Liabilities identified as such in the Management Accounts to the extent that they have not been paid or otherwise discharged; (ii) accounts payable or accrued salaries that have been incurred by the Company in the ordinary course of business and consistent with the Company’s past practices; (iii) Liabilities under the Acquired Company Contracts that are expressly set forth in the text of such Acquired Company Contracts; and (iv) the Liabilities identified in Part 3.5(a) of the Disclosure Schedule.

(b) Accounts Payable. Part 3.5(b) of the Disclosure Schedule provides an accurate and complete breakdown and aging of: (i) all accounts payable of each of the Acquired Companies as of the date of this Agreement; and (ii) all notes payable of each of the Acquired Companies and all other indebtedness of each of the Acquired Companies for borrowed money as of the date of this Agreement.

(c) No “Off-Balance Sheet” Arrangements. No Acquired Company is involved in any “off-balance sheet arrangements.” For purposes of this Section 3.5(c), an “off-balance sheet arrangement” of an Acquired Company means any transaction or Contract to which an Entity unconsolidated with such Acquired Company is a party and under which such Acquired Company has: (i) any obligation under a guarantee Contract pursuant to which such Acquired Company could be required to make payments to the guaranteed party, including any standby letter of credit, market value guarantee, performance guarantee, indemnification agreement, keep-well or other support agreement; (ii) any retained or contingent interest in assets transferred to such unconsolidated Entity that serves as credit, liquidity or market risk support to the Entity in respect of such assets; (iii) any variable interest held in such unconsolidated Entity where such Entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with such Acquired Company; and (iv) any liability or obligation of the same nature as those described in clauses “(i)” through “(iii)” of this sentence even if of a different name (whether absolute, accrued, contingent or otherwise) that would not be required to be reflected in the Company Financial Statements or Management Accounts.

(d) Indebtedness; Licensee. As of the Closing, there shall be no Indebtedness outstanding. The Licensee (as defined in Schedule 3.5(d)) has not taken the action described in Schedule 3.5(d).

(e) Undelivered Obligations. Part 3.5(e) of the Disclosure Schedule briefly describes all obligations of the Acquired Companies to provide support, maintenance, training or other services to any customer of any of the Acquired Companies, other than those services that have been performed in full, and other than those services that are explicitly set forth in an Acquired Company Contract.

3.6 Absence of Changes. Except as set forth in Part 3.5(e) of the Disclosure Schedule, since April 30, 2011:

(a) there has not been any Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, will or could reasonably be expected to have or result in a Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Acquired Companies’ material assets (whether or not covered by insurance);

(c) no Acquired Company has declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of its capital stock or other securities, and no Acquired Company has repurchased, redeemed or otherwise reacquired any of its shares of capital stock or other securities, other than from former employees, directors and consultants pursuant to restricted stock purchase agreements or stock option agreements providing for the repurchase of such securities in connection with their termination of service to such Acquired Company;

(d) no Acquired Company has sold, issued, granted or authorized the sale, issuance or grant of: (i) any capital stock or other security (except for Ordinary Shares issued upon the exercise of outstanding Company Options); (ii) any option, call, warrant or right to acquire any capital stock or other security (except for Company Options and Company Warrants respectively described in Parts 3.3(b) and 3.3(c) of the Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of such capital stock) or other security;

(e) except as contemplated by this Agreement, the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under: (i) any provision of the Scheme; (ii) any provision of any agreement evidencing any outstanding Company Option; or (iii) any restricted stock agreement;

(f) there has been no amendment to any of the Charter Documents of any of the Acquired Companies, and no Acquired Company has effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) no Acquired Company has made any capital expenditure which, when added to all other capital expenditures made on behalf of the Company, exceeds $50,000;

(h) no Acquired Company has amended or prematurely terminated or waived any material right or remedy under, any Contract that is or would constitute a Material Contract (as defined in Section 3.11(a));

(i) no Acquired Company has: (i) acquired, leased or licensed any right or other asset from any other Person: (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person; or (iii) waived or relinquished any right, except for rights or assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices of such Acquired Company;

(j) no Acquired Company has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness in excess of $10,000 with respect to a single matter, or in excess of $25,000 in the aggregate;

(k) no Acquired Company has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges made in the ordinary course of business and consistent with such Acquired Company’s past practices;

(l) no Acquired Company has: (i) lent money to any Person (other than pursuant to routine and reasonable travel advances made to current employees of such Acquired Company in the ordinary course of business); or (ii) incurred or guaranteed any indebtedness for borrowed money;

(m) no Acquired Company has: (i) established, adopted or amended any Acquired Company Employee Plan; (ii) made any bonus, profit-sharing or similar payment to, or increased the amount of wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to, any of its directors, officers or employees; or (iii) other than with respect to non-

officer employees and in the ordinary course of business and consistent with past practices, hired any new employee;

(n) no Acquired Company has changed any of its methods of accounting or accounting practices in any respect (except as required by United Kingdom GAAP);

(o) no Acquired Company has made or changed any Tax election, adopted or changed a material accounting method in respect of Taxes, entered into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settled or compromised a claim, notice, audit report or assessment in respect of Taxes, or consented to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes;

(p) no Acquired Company has commenced or settled any Legal Proceeding;

(q) no Acquired Company has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with its past practices; and

(r) no Acquired Company has agreed or legally committed to take any of the actions referred to in clauses “(c)” through “(q)” above.

3.7 Title to Assets.

(a) Good Title. Each of the Acquired Companies owns, and has good and valid title to, all assets purported to be owned by it, including: (i) all assets reflected in the Company Financial Statements and the Management Accounts; (ii) all assets referred to in Part 3.10(a) of the Disclosure Schedule and all of the rights of the Company under the Material Contracts; and (iii) all other assets reflected in the books and records of such Acquired Company as being owned by such Acquired Company. All of said assets are owned by the Acquired Companies free and clear of any liens or other Encumbrances, except for: (A) any lien for current Taxes not yet due and payable; and (B) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Acquired Companies.

(b) Leased Assets. Part 3.7(b) of the Disclosure Schedule identifies all tangible assets that are material to the business of the Acquired Companies and that are being leased to any of the Acquired Companies for which the annual rental payment for each such asset exceeds $25,000.

3.8 Bank Accounts. Part 3.8 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of the Acquired Companies at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all Persons who are authorized to sign checks or other documents with respect to such account.

3.9 Equipment; Real Property.

(a) Equipment. All material items of equipment, fixtures and other tangible assets owned by or leased to the Acquired Companies are reasonably adequate for the uses to which they are being put and are adequate for the conduct of the Acquired Companies’ business in the manner in which the business is currently being conducted.

(b) Real Property. No Acquired Company owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.9(b) of the Disclosure Schedule.

3.10 Intellectual Property.

(a) Registered IP. Part 3.10(a) of the Disclosure Schedule identifies: (i) each item of Registered IP in which any Acquired Company has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; (iii) the application or filing date, the status of any such application or registration, and, where applicable, the date of registration of such item of Registered IP; and (iv) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest. The Company has Made Available to Purchaser complete and accurate copies of all applications, all material correspondence with any Governmental Body, and other material documents related to each such item of Registered IP. Part 3.10(a)(ii) of the Disclosure Schedule identifies each action, filing, and payment that must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain each item of Acquired Company IP that is Registered IP and that is owned by any Acquired Company.

(b) Inbound Licenses. Part 3.10(b) of the Disclosure Schedule identifies: (i) each Contract pursuant to which any Intellectual Property Right that is used in or necessary for the business of any Acquired Company as currently conducted or as currently planned by such Acquired Company to be conducted in the one year period following the Closing is or has been licensed, sold, assigned or otherwise conveyed or provided to any Acquired Company (other than: (A) agreements between any Acquired Company and its employees in the Company’s standard form thereof; and (B) non-exclusive licenses to third party software that is not incorporated into, or used directly in the development, testing, distribution, maintenance or support of, any Acquired Company Software and that is not otherwise material to any Acquired Company’s business); and (ii) whether the licenses or rights granted to the Acquired Company in each such Contract are exclusive or non-exclusive.

(c) Outbound Licenses. Part 3.10(c) of the Disclosure Schedule identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Acquired Company IP, other than object code licenses entered into in the ordinary course of business consistent with past practices as part of any sale of products or the provision of services by any Acquired Company or nondisclosure agreements entered into in the ordinary course of business consistent with past practices by the Acquired Companies. No Acquired Company is bound by, nor subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of such Acquired Company to use, exploit, assert or enforce any Acquired Company IP owned by or exclusively licensed to any Acquired Company anywhere in the world.

(d) Royalty Obligations. Part 3.10(d) of the Disclosure Schedule contains a complete and accurate list of Contracts containing provisions related to royalties, fees, commissions and other amounts payable by any Acquired Company to any other Person (other than sales commissions paid to employees according to the applicable Acquired Company’s standard commissions plan) upon or for the use of any Acquired Company IP or upon the sale, lease, license, distribution, provision, or other disposition of any product or service of an Acquired Company.

(e) Standard Form IP Agreements. The Company has Made Available to Purchaser a complete and accurate copy of each standard form of Acquired Company IP Contract used by any Acquired Company, including each standard form of the following, as applicable: (i) end user license agreement; (ii) development agreement; (iii) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (iv) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; or (v) confidentiality or nondisclosure agreement. Part 3.10(e) of the Disclosure Schedule identifies each Acquired Company IP Contract that deviates in any material respect from the corresponding standard form agreement (other than confidentiality or nondisclosure agreements) Made Available to Purchaser, including any agreement with an employee, consultant or independent contractor in which the employee, consultant or independent contractor expressly reserved or retained any Intellectual Property Rights related to any Acquired Company’s business, research or development. Except as set forth in Part 3.10(e) of the Disclosure Schedule, and to the Knowledge of the Designated Sellers, every product that has ever been sold by or on behalf of any Acquired Company has included in the package in which it was shipped (or in the case of software products, in the product itself, as a necessary step in the installation process) a copy of such Acquired Company’s standard form of end user license agreement or other license agreement that does not deviate in any material respect from the corresponding standard form of end user agreement.

(f) Ownership Free and Clear. The Acquired Companies exclusively own all right, title and interest to and in the Acquired Company IP (other than Intellectual Property Rights exclusively licensed to an Acquired Company, as identified in Part 3.10(b) of the Disclosure Schedule) free and clear of any Encumbrances (other than nonexclusive licenses granted pursuant to the Contracts listed in Part 3.10(c) of the Disclosure Schedule, object code licenses entered into in the ordinary course of business consistent with past practices as part of any sale of products or the provision of services by any Acquired Company or nondisclosure agreements entered into in the ordinary course of business consistent with past practices by the Acquired Companies). Without limiting the generality of the foregoing:

(i) all documents and instruments necessary to establish, perfect and maintain the rights of the Acquired Companies in the Acquired Company IP (other than Intellectual Property Rights exclusively licensed to an Acquired Company, as identified in Part 2.10(b) of the Disclosure Schedule and Acquired Company IP abandoned by the Acquired Companies in the ordinary course of business) have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body.

(ii) each Acquired Company Employee who is or was involved in the creation or development of any Acquired Company IP has signed a valid and enforceable agreement containing an irrevocable assignment of Intellectual Property Rights pertaining to such Acquired Company IP to the applicable Acquired Company and confidentiality provisions protecting the Acquired Company IP;

(iii) except as set forth in Part 3.10(f)(iii) of the Disclosure Schedule, no funding, facilities or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Acquired Company IP (other than any Intellectual Property and Intellectual Property Rights exclusively licensed to the Acquired Companies) and no Governmental Body has any interest in any Acquired Company IP (other than any Intellectual Property and Intellectual Property Rights exclusively licensed to the Acquired Companies);

(iv) each Acquired Company has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Acquired Company IP, including all proprietary information in which any Acquired Company claims trade secret rights or similar rights under the laws of any jurisdiction; and

(v) each Acquired Company owns or otherwise has all Intellectual Property Rights needed to conduct the business of such Acquired Company as currently conducted or as currently planned by such Acquired Company to be conducted in the one (1) year period following the Closing, except such Intellectual Property Rights as have yet to be developed or which are expected to be available via license on commercially reasonable terms.

(g) Valid and Enforceable. All Acquired Company IP that is Registered IP is valid, subsisting and enforceable except that no representation or warranty is made regarding the validity or enforceability of pending patent or trademark applications. Without limiting the generality of the foregoing:

(i) no trademark or trade name owned by any Acquired Company, or to the Knowledge of the Designated Sellers, licensed by any Acquired Company, conflicts or interferes with any trademark or trade name owned, used or applied for by any other Person in any jurisdiction where any Acquired Company uses or has used such trademark or tradename, and each Acquired Company has taken reasonable steps to police the use of each of the trademarks owned by or exclusively licensed to it in each jurisdiction where any Acquired Company uses or has used each such trademark; and

(ii) no interference, opposition, reissue, reexamination or other Legal Proceeding or, to the Knowledge of the Designated Sellers, inquiry, examination or investigation is or has been pending or, to the Knowledge of the Designated Sellers, threatened, in which the scope, validity or enforceability of any Acquired Company IP that is owned by an Acquired Company or, to the Knowledge of the Designated Sellers, that is exclusively licensed to an Acquired Company, is being, has been, or could reasonably be expected to be contested or challenged.

(h) No Third Party Infringement of Company IP. To the Knowledge of the Designated Sellers: (i) no Person has infringed, misappropriated or otherwise violated any Acquired Company IP that was, at the time of any such infringement, misappropriation or violation, material to the business of any Acquired Company or that is material to the business of any Acquired Company as currently conducted or as currently planned by such Acquired Company to be conducted in the one year period following the Closing; and (ii) no Person is currently infringing, misappropriating or otherwise violating any Acquired Company IP. Part 3.10(h) of the Disclosure Schedule identifies (and the Company has Made Available to Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent by or to any Acquired Company or any Representative of any Acquired Company regarding any actual, alleged or suspected infringement or misappropriation of any Acquired Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(i) Effects of This Transaction. Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Acquired Company IP; (ii) a breach of or default under any Acquired Company IP Contract; (iii) the release, disclosure or delivery of any Acquired Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Acquired Company IP.

(j) No Infringement of Third Party IP Rights. No Acquired Company has ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person. No Acquired

Company Software infringes, violates or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person. Without limiting the generality of the foregoing:

(i) no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Designated Sellers, threatened against any Acquired Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Company with respect to such claim or Legal Proceeding;

(ii) since January 1, 2006, no Acquired Company has received any written notice (or, to the Knowledge of the Designated Sellers, other communication) relating to any actual, alleged or suspected infringement, misappropriation or violation by any Acquired Company, any Acquired Company Employee or agents of any Acquired Company of any Intellectual Property Rights of another Person, including any letter suggesting or offering that any Acquired Company obtain a license to any Intellectual Property Right of another Person because of such actual, alleged or suspected infringement, misappropriation or violation; and

(iii) no Acquired Company is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation or similar claim (other than indemnification provisions in the Company’s standard forms of Acquired Company IP Contracts).

(k) No Harmful Code. None of the Acquired Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed without the user’s consent; or (ii) damaging or destroying any data or file without the user’s consent.

(l) Source Code. The source code for all Acquired Company Software developed by the Acquired Companies contains reasonably clear and accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is consistent with customary code annotation conventions and customary practices in the software industry. Part 3.10(l) of the Disclosure Schedules identifies and contains the details of any source code escrow agreements which have been entered into by any Acquired Company with respect to any Acquired Company Software for which source code has been, or may be, delivered, licensed or made available by any Acquired Company to any escrow agent. No Acquired Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Acquired Company Software to any Person other than an escrow agent identified in Part 3.10(l) of the Disclosure Schedule. No event has occurred, and no circumstance or condition currently exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for any Acquired Company Software to any Person other than an escrow agent identified in Part 3.10(j) of the Disclosure Schedule.

(m) Use of Open Source Code. The Company has Made Available to Purchaser a complete and accurate copy of the Black Duck Protex report delivered to the Company on or about May 26, 2011 (the “Black Duck Report”). Except to the extent that this information is set forth in the Black Duck Report (in which case it need not be included in Part 3.10(m) of the Disclosure Schedule),

Part 3.10(m) of the Disclosure Schedule identifies and describes: (i) each item of Open Source Code that is contained in the Acquired Company Software known as “Traffic Manager” or from which any part of any Acquired Company Software known as “Traffic Manager” is derived (for the avoidance of doubt, in each case, excluding any items of Open Source Code contained in the “Traffic Manager Virtual Appliance” product that are not also contained in the stand-alone “Traffic Manager” product); and (ii) the applicable license for each such item of Open Source Code. No Acquired Company Software contains, is a derivative work of or is distributed with Open Source Code that is licensed under any terms that: (i) impose a requirement or condition that any Acquired Company Software or part thereof: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge; or (ii) otherwise impose any material limitation, restriction, or condition on the right or ability of any Acquired Company to license or enforce its Intellectual Property Rights.

(n) Privacy Policies. Part 3.10(n) of the Disclosure Schedule contains each Acquired Company Privacy Policy in effect at any time since January 1, 2006 and identifies, with respect to each Acquired Company Privacy Policy: (i) the period of time during which such privacy policy was or has been in effect; (ii) whether the terms of a later Acquired Company Privacy Policy apply to the data or information collected under such privacy policy; and (iii) if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later Acquired Company Privacy Policy to data or information previously collected under such privacy policy. Each Acquired Company has complied at all times and in all material respects with all of the Acquired Company Privacy Policies. Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements, nor Purchaser’s possession or use of the User Data or any data or information in the Acquired Company Databases as permitted by or in accordance with the applicable Acquired Company Privacy Policy, will result in any violation of any Acquired Company Privacy Policy or any Legal Requirement pertaining to privacy, User Data or Personal Data in effect as of the Closing.

(o) Personal Data. Part 3.10(o) of the Disclosure Schedule identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for any Acquired Company at any time (the “Acquired Company Databases”), the types of Personal Data in each such database, and the security policies that have been adopted and maintained with respect to each such database. There has been no unauthorized or illegal use of or access to any of the data or information in any of the Acquired Company Databases.

(p) Products Subject to Evaluation. Part 3.10(p) of the Disclosure Schedule identifies each Person that, as of the date of this Agreement, is in possession of any product of any Acquired Company for evaluation, testing or trial purposes, together with the product that is being so evaluated.

3.11 Contracts.

(a) List of Contracts. Part 3.11(a) of the Disclosure Schedule identifies:

(i) (A) in relation to current Acquired Company Employees not employed on the Company’s standard form of employment agreement attached to Part 3.11(a)(i) of the Disclosure Schedule, each Acquired Company Contract relating to the employment of, or the performance of services by, any Acquired Company Employee; (B) any Acquired Company Contract pursuant to which any Acquired Company is or may become obligated to make any severance, termination or similar payment to any Acquired Company Employee; and (C) any Acquired Company Contract pursuant to which any Acquired Company is or may become obligated to make any bonus or similar payment (other than payment in respect of salary) to any Acquired Company Employee;

(ii) each Acquired Company Contract which provides for indemnification of any officer, director, employee or agent;

(iii) each Acquired Company Contract relating to the voting and any other rights or obligations of a shareholder of any of the Acquired Companies;

(iv) each Acquired Company Contract relating to the merger, consolidation, reorganization or any similar transaction with respect to any of the Acquired Companies;

(v) each Acquired Company Contract relating to the acquisition, transfer, development or licensing of any technology, Intellectual Property or Intellectual Property Right (including any joint development agreement, technical collaboration agreement or similar agreement entered into by any of the Acquired Companies, but excluding: (i) Contracts identified in Part 3.10 of the Disclosure Schedule; (ii) agreements between any Acquired Company and its employees in the Company’s standard form thereof; (iii) non-exclusive licenses to third party software that is not incorporated into, or used directly in the development, testing, distribution, maintenance or support of, any Acquired Company Software and that is not otherwise material to any Acquired Company’s business; (iv) object code licenses entered into in the ordinary course of business consistent with past practices as part of any sale of products or the provision of services by any Acquired Company; and (v) nondisclosure agreements entered into in the ordinary course of business consistent with past practices by the Acquired Companies);

(vi) each Acquired Company Contract relating to the hosting of any website of any of the Acquired Companies;

(vii) each Acquired Company Contract relating to the advertising or promotion of the business of any of the Acquired Companies or pursuant to which any third parties advertise on any websites operated by any of the Acquired Companies;

(viii) each Acquired Company Contract relating to the acquisition, sale, spin-off or outsourcing of any Subsidiary or business unit or operation of any of the Acquired Companies;

(ix) each Acquired Company Contract creating or relating to any partnership or joint venture or any sharing of: (A) revenues, profits, losses or liabilities; or (B) any costs in excess of £10,000;

(x) each Acquired Company Contract imposing any restriction on any of the Acquired Companies: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; or (C) to develop or distribute any technology;

(xi) each Acquired Company Contract: (A) granting exclusive rights to license, market, sell or deliver any of the products or services of any of the Acquired Companies; or (B) otherwise contemplating an exclusive relationship between any of the Acquired Companies and any other Person;

(xii) each Acquired Company Contract creating or involving any agency relationship, distribution or reseller arrangement or franchise relationship, in each case, involving the sale of Acquired Company Products having a value in excess of £20,000 during the 12 months prior to the date of this Agreement;

(xiii) each Acquired Company Contract regarding the acquisition, issuance or transfer of any securities and each Acquired Company Contract affecting or dealing with any securities of any of the Acquired Companies including any restricted share agreements or escrow agreements;

(xiv) each Acquired Company Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement (in the case of an indemnity arrangement, other than such provisions contained in any Acquired Company Contract which is in the standard form attached to Part 3.11(a)(xiv) of the Disclosure Schedule);

(xv) each Acquired Company Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party;

(xvi) any Acquired Company Contract that contemplates or involves the payment or delivery of cash or other consideration by any of the Acquired Companies in an amount or having a value in excess of $25,000;

(xvii) any Acquired Company Contract: (A) with any customer of any of the Acquired Companies who has purchased or licensed any products from such Acquired Company pursuant to a Contract other than: (1) such Acquired Company’s standard form of customer Contract (with no material deviations); or (2) except as contemplated by clause “(B)” of this sentence or another clause of this Section 2.11(a), a purchase order; or (B) that contemplates or involves the payment or delivery of cash or other consideration to such Acquired Company in an amount or having a value in excess of $25,000; and

(xviii) any Acquired Company Contract to which any Governmental Body is a party or is bound.

(Contracts in the respective categories described in clauses “(i)“ through “(xviii)“ above and all Contracts identified, or required to be identified, in Part 3.11(a) of the Disclosure Schedule are referred to in this Agreement as “Material Contracts.”)

(b) Delivery of Contracts. The Designated Sellers have Made Available to Purchaser accurate and complete copies of all written Material Contracts identified in Part 3.11(a) of the Disclosure Schedule, including all amendments thereto. Part 3.11(b) of the Disclosure Schedule provides a complete description of the material terms of each Material Contract that is not in written form. Each Contract identified in Part 3.11(a) of the Disclosure Schedule is valid and in full force and effect (subject to the terms of each Material Contract), and is enforceable by the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) No Breach. Except as set forth in Part 3.11(c) of the Disclosure Schedule: (i) the Company has not violated or breached in any material respect, and the Company has not committed any material default under, any Acquired Company Contract, which remains uncured, and, to the Knowledge of the Designated Sellers, no other Person has violated or breached in any material respect, or committed any material default under, any Acquired Company Contract which remains uncured; (ii) to the Knowledge of the Designated Sellers, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to: (A) result in a material violation or material breach of any of the provisions of any Acquired Company Contract; (B) give any Person the right to declare a default or exercise any remedy under any Acquired Company Contract; (C) give any Person the right to accelerate the maturity or performance of any Acquired Company Contract; or (D) give any Person the right to cancel, terminate or modify any Acquired Company Contract; (iii) since January 1, 2009, the Company has not received any written notice (or, to the Knowledge of the Designated Sellers, other communication) regarding any actual or possible material violation or material breach of, or material default under, any Acquired Company Contract; and (iv) the Company has not waived any of its respective material rights under any Acquired Company Contract.

(d) No Renegotiation. No Person has a contractual right pursuant to the terms of any Acquired Company Contract to renegotiate any material amount paid or payable to the Company under any Material Contract or any other material term or provision of any Material Contract.

(e) Proposed Contracts. Part 3.11(e) of the Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any offer, award, written proposal, term sheet or similar document, in each case that would contain binding obligations of the Company if accepted by the recipient, has been submitted by the Company.

3.12 Compliance with Legal Requirements. Each Acquired Company is, and has at all times been, in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership of its assets. No event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a violation in any material respect by any Acquired Company of, or a failure on the part of any Acquired Company to comply with, any Legal Requirement. Except as set forth in Part 3.12 of the Disclosure Schedule, since January 1, 2009, no Acquired Company has received any written notice (or, to the Knowledge of the Designated Sellers, other communication) from any Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

3.13 Compliance with FCPA; Unlawful Payments. Without limitation of Section 3.12, none of the Acquired Companies (and, to the knowledge of the Designated Sellers, no director, officer, other employee or agent of any of the Acquired Companies) has, directly or indirectly: (a) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Governmental Body or any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; (c) failed to disclose fully any contribution made by such Acquired Company or, to the Knowledge of any Designated Seller, made by any Person with authority to act on behalf of any Acquired Company which is in violation of any Legal Requirement; (d) violated any applicable export control, money laundering or anti-terrorism Legal Requirement; (e) been investigated by any Governmental Body with respect to, or been given notice by a Governmental Body of, any violation by any Acquired Company of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or any other United States or foreign Legal Requirements concerning corrupting payments; or (f) violated any provision of the FCPA or any other United States or foreign Legal Requirements concerning corrupting payments.

3.14 Governmental Authorizations; No Subsidies.

(a) Governmental Authorizations. Part 3.14(a) of the Disclosure Schedule identifies each material Governmental Authorization held by any Acquired Company, and the Designated Sellers have Made Available to Purchaser accurate and complete copies of all material Governmental Authorizations identified in Part 3.14(a) of the Disclosure Schedule. The Governmental Authorizations identified in Part 3.14(a) of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all material Governmental Authorizations necessary to enable each Acquired Company to conduct its business in the manner in which its business is currently being conducted. Each Acquired Company is, and has at all times been, in compliance with the terms and requirements of the respective Governmental Authorizations identified in Part 3.14(a) of the Disclosure Schedule. Since January 1, 2009, no Acquired Company has received any written notice (or, to the Knowledge of the Designated Sellers, other communication) from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

(b) No Subsidies. No Acquired Company possesses (and no Acquired Company has ever possessed) or has any rights or interests with respect to (and no Acquired Company has ever had any rights or interests with respect to) any grants, incentives or subsidies from any Governmental Body.

3.15 Tax Matters.

(a) Tax residence/permanent establishment. Each Acquired Company is and has always been solely resident for Tax purposes in the country in which it is incorporated and is not treated as being resident or fiscally domiciled in any other jurisdiction. No Acquired Company has (or has ever had) a branch, agency, trade or business or permanent establishment in any jurisdiction outside its respective country of incorporation. There are no circumstances in which an Acquired Company is or could be made liable to Tax in a jurisdiction other than in the country in which it is incorporated. Part 3.15(a) of the Disclosure Schedule lists each jurisdiction in which each Acquired Company is required to file a Tax Return.

(b) Controlled foreign company. No Acquired Company holds, or has ever held, any interest in a controlled foreign company within section 747 of the United Kingdom Income and Corporation Taxes Act 1988 (“ICTA”).

(c) Returns and disclosures. All Tax Returns which have been or should have been filed by on or behalf of each Acquired Company (the “Acquired Company Tax Returns”) were timely and properly filed and were and remain true, accurate and complete in all material respects. The Designated Sellers have Made Available to Purchaser accurate and complete copies of all Acquired Company Tax Returns filed by any of the Acquired Companies since January 1, 2006. No claim has within the past seven years been made by any Governmental Body in a jurisdiction where an Acquired Company does not file Tax Returns that it is or may be subject to Taxation by that jurisdiction.

(d) Inquiries and disputes. Except as set forth in Part 3.15(d) of the Disclosure Schedule, no inquiry, audit or other review has within the past seven years been opened into an Acquired Company Tax Return nor has an Acquired Company Tax Return within the past seven years been examined or audited by any Governmental Body. No Acquired Company has received from any Governmental Body any: (i) notice indicating an intent to open an inquiry, audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment. No extension or waiver of the limitation period applicable to any Acquired Company Tax Returns has been granted by or requested from any Acquired Company. No claim or Legal Proceeding is pending or threatened against any Acquired Company in respect of any Tax. There are no liens for Taxes upon any of the assets of any Acquired Company except liens for current Taxes not yet due and payable (and for which there are adequate and specific accruals, on the Company Financial Statements in accordance with United Kingdom GAAP).

(e) Tax payments. All Taxes of each Acquired Company that have fallen due or are due and payable have been timely paid and properly paid within the relevant time limits for payment prescribed by applicable Legal Requirements. Each Acquired Company has complied with all applicable Legal Requirements relating to the withholding of Taxes and has duly and timely withheld and paid over to the appropriate Tax Authorities all amounts required to be so withheld and paid. To the extent the benefit of relief has been obtained, each Acquired Company has complied with necessary requirements to obtain relief from Taxation under any Taxation statute, or under any treaty, convention or other arrangement with another state or territory for the relief of double Taxation.

(f) Financial Statements. The Company Financial Statements make full provision or contain a note, in each case in accordance with United Kingdom GAAP, for all Taxation liabilities of the Acquired Companies, whether or not any Acquired Company has (or may have) any right of reimbursement against any other Person.

(g) Penalties. No Acquired Company has within the past seven years incurred a Tax liability for any material interest, penalties, fines or surcharges and no Acquired Company has disclosed or taken in any Acquired Company Tax Return any Tax reporting position that could result in the imposition of penalties including any UK Legal Requirement or under Section 6662 of the Code (or any comparable provisions of any state, local or foreign Legal Requirement).

(h) Records. Each Acquired Company has within its possession and control sufficient and accurate records, invoices and other information in relation to Tax (as it is required by law or as may be prudent for it to keep and maintain) to enable it to complete any Tax Return and to calculate any Tax arising on any future disposal of any asset. Part 3.15(h) of the Disclosure Schedule sets out full details of all matters relating to Tax in respect of which each Acquired Company has an outstanding entitlement to make any claim or election for Tax Relief.

(i) Double tax treaty applicability. The Company is, and since its formation has been, entitled to all of the benefits of the Convention Between the Government of the United Statement of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains.

(j) Concessionary treatments. Except as set forth in Part 3.15(j) of the Disclosure Schedule, the Tax affairs of the Acquired Companies are not dependent upon any concession or other agreement (formal or informal) with a Tax Authority (including a PAYE settlement agreement), and Part 3.15(j) of the Disclosure Schedule sets out details of all transactions, schemes or arrangements in respect of which any Acquired Company has been a party or has been otherwise involved for which a statutory clearance application was made or advice, information or guidance was sought from HMRC.

(k) International movement of capital. No Acquired Company has caused, permitted or entered into any of the transactions set out in paragraph 8 of Schedule 17 to the United Kingdom Finance Act 2009 without having duly provided the required information to HMRC, or, in relation to transactions carried out before 1 July 2009 as specified in section 765 of ICTA, without the prior written consent of HM Treasury.

(l) Secondary tax liability. So far as the Designated Sellers are aware, there are no circumstances under which an Acquired Company is or could be made liable for any Tax liability of any other Person, ignoring for this purpose any employee in respect of which an Acquired Company has a liability under a payroll tax system. No Acquired Company has any Liability (whether by reason of any indemnity, warranty or otherwise) to any Person in respect of any actual, contingent or deferred liability of such Person to Taxation.

(m) Non-deductible payments. No Acquired Company is subject to any Contract under which it will or may at any time hereafter be or become liable to make any payment (or provide any other amount in money or money’s worth) of an income nature, which (in either such case) is not deductible in full in computing the income of an Acquired Company for the purposes of any Taxes on income or profits to which an Acquired Company may be subject.

(n) Payroll payments. Each Acquired Company has correctly operated all payroll systems. All deductions and payments in respect of income Taxes and national insurance and other social security contributions have been made as required by applicable Legal Requirements by each Acquired Company and have been properly accounted for to the relevant Tax Authority, including all Taxes chargeable on benefits provided for directors, employees or former employees of an Acquired Company or any Person required to be treated as such.

(o) Directors, officers and employees. Part 3.15(o) of the Disclosure Schedule sets out full details of all arrangements of each Acquired Company relating to securities which will or may give rise to a liability to Tax, whether under Part 3 or Part 7 of the United Kingdom Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) or otherwise, before, on, in consequence of, in connection with, or after, the Closing. All elections to which each Acquired Company is party made under said Part 7 are valid and are in the relevant Acquired Company’s possession or control. No Acquired Company and no employee benefit trust or other third party has made, or agreed to make, any payment to, or provided or agreed to provide any benefit for, any director or former director, officer or employee (or associate of any of the foregoing) of an Acquired Company, which is not allowable as a deduction in calculating the profits of the Acquired Company for Taxation purposes.

(p) Disguised remuneration. The Disclosure Schedule contains details of any benefits in kind paid, made available or earmarked, however informally, for the benefit of any employee or former employee (or any associate of such employee or former employee) of any Acquired Company by an Acquired Company acting as a trustee or any third party.

(q) Capital assets. No liability to Tax would arise to an Acquired Company on a disposal of any of its assets (other than trading stock) at the carrying value of such assets in or adopted for the purposes of the Company Financial Statements for the year ended 30 September 2010 or for the value of the consideration actually given for it on its acquisition (if such asset was acquired since the date of such Company Financial Statements).

(r) Tax triggered by sale. No Tax Liability (ignoring any Option Tax and ignoring the availability of any Tax Relief) will arise in, nor will any Tax Relief be withdrawn from an Acquired Company, as a result of the sale and purchase of the Shares pursuant to this Agreement and/or the Closing.

(s) Arm’s length transactions. All transactions or arrangements made by each Acquired Company have been made on arm’s length terms and the processes by which prices and terms have been arrived at have, in each case, been fully documented. There are no circumstances in which an adjustment could be made to the terms on which such transaction or arrangement is treated as being made for Taxation purposes, and no notice or inquiry has been made by any Tax Authority in connection with any such transactions or arrangements.

(t) Tax avoidance. No Acquired Company has been a party to, nor otherwise involved in, any transaction, scheme or arrangement designed wholly or mainly, or containing steps or stages having no commercial purpose and designed wholly or mainly, for the purposes of avoiding or deferring Taxation or reducing a liability to Taxation. No Acquired Company has consummated or participated in, or is currently participating in, any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. No Acquired Company has participated in, or is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of any state, local, or foreign Legal Requirement.

(u) Distributions. No distribution within the meaning of section 1000 of Corporation Tax Act 2010 (“CTA 2010”) has been made by an Acquired Company, except dividends paid by an Acquired Company and shown in the audited accounts, and no Acquired Company is bound to make any such distribution. No Acquired Company has, within the period of five years preceding the Closing Date, been engaged in, nor been a party to, any “exempt distribution” within Chapter 5 of Part 23 CTA 2010. No Acquired Company has received or is likely to receive, a dividend which is not exempt within the provisions set out in Part 9A of the United Kingdom Corporation Tax Act 2009 (“CTA 2009”).

(v) Loan relationships. All interest payable by any Acquired Company in respect of its loan relationships is eligible to be brought into account as a debit for the purposes of Part 5 of the CTA 2009 at the same time and to the same extent that it is recognized in such Acquired Company’s audited accounts. No such loan relationship has an unallowable purpose as defined in section 442 CTA 2009.

(w) Intangibles. For the purposes of this Section 3.15(w), references to intangible fixed assets mean intangible fixed assets and goodwill within the meaning of Part 8 of CTA 2009. Part 3.15(w) of the Disclosure Schedule sets out the amount of expenditure on each of the intangible fixed assets of each Acquired Company and provides the basis on which any debit relating to that expenditure has been taken into account in the Company Financial Statements for the year ended 30 September 2010 or, in relation to expenditure incurred since the date of such Company Financial Statements, will be available to an Acquired Company. No circumstances have arisen since 30 September 2010 by reason of which that basis might change. No claim has been made by an Acquired Company under section 827 CTA 2009. Since 30th September 2010: (i) no asset owned by an Acquired Company has ceased to be a chargeable intangible asset in the circumstances described in section 859 CTA 2009; and (ii) no circumstances have arisen which have required, or will require, a credit to be brought into account by an Acquired Company on a revaluation of an intangible fixed asset.

(x) Close companies. No Acquired Company is, nor has within the last seven years been a close company as defined in section 439 of CTA 2010.

(y) Inheritance tax. No Acquired Company has: (i) made any transfer of value within sections 94 and 202 of the United Kingdom Inheritance Tax Act 1984 (“IHTA”); or (ii) received any value such that Liability might arise under section 199 IHTA, or been a party to associated operations in relation to a transfer of value as defined by section 268 IHTA. There is no unsatisfied Liability to inheritance Tax attached to, or attributable to, the Shares or any asset, of an Acquired Company. No Shares or assets of any Acquired Company are subject to any Inland Revenue charge as mentioned in section 237 and 238 IHTA. No asset owned by an Acquired Company, and none of the Shares, is liable to be subject to any sale, mortgage or charge by virtue of section 212(1) IHTA.

(z) Stamp duties. All documents in the enforcement of which each Acquired Company may be interested or which an Acquired Company may wish to produce in evidence has been duly stamped and no such document has not been stamped by reason of it being executed and retained abroad.

(aa) Value added tax. The Company is a taxable person and is duly registered for the purposes of the United Kingdom Value Added Tax Act 1994.

(bb) Parachute Payments. No Acquired Company is a party to any Contract that has resulted or would (or would reasonably be expected to) result, separately or in the aggregate (including in combination with any payment or benefits contemplated by that certain Incentive Bonus Plan being adopted by Purchaser in connection with the Share Purchase and discussed with the Company), in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law).

(cc) Closing Agreements; Etc. No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion there) ending after the Closing Date as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or prepaid amount received for a taxable period ending on or prior to the Closing Date. No Acquired Company is a party to or bound by any Tax allocation or sharing agreement. No Acquired Company has been a member of an affiliated or other similar group filing consolidated or similar Tax Returns.

(dd) Distributed Stock. No Acquired Company has distributed stock of another Person, and no Acquired Company has had its stock distributed by another Person, in a transaction that was purposed or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(ee) Adjustment in Taxable Income. No Acquired Company is currently, or will for any period for which a Tax Return has not been filed be, required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision under state, local or foreign Tax laws) as a result of transactions, events or accounting methods employed prior to the Closing.

(ff) Power of Attorney. No Acquired Company has executed any power of attorney with respect to any Tax matter that is currently in force.

(gg) Tax Holidays. There are no (and there have never been any) Tax exemptions, Tax holidays or other Tax reduction agreements or arrangements applicable to any of the Acquired Companies.

(hh) Transferee or Successor Tax Liability. No Acquired Company has any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

(ii) Dual Consolidated Loss. No Acquired Company has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(jj) “Controlled Foreign Corporation”. The Company has not been a “controlled foreign corporation” as defined in Code section 957(a) for any date until the day immediately prior to the Closing.

(kk) Real Property Holding Corporation. Zeus Inc. is not (and has never been) a “United States real property holding corporation” within the meaning of Code section 897.

3.16 Employee and Labor Matters; Benefit Plans.

(a) Employee List. Part 3.16(a) of the Disclosure Schedule contains a list of all Acquired Company Employees as of the date of this Agreement, and correctly reflects: (i) the name of their employer; (ii) their dates of employment; (iii) their positions, grades or job titles; (iv) their salaries; (v) any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other incentive or variable compensation); (vi) notice period in the event of termination of such Acquired Company Employee; and (vii) any promises made to them with respect to changes or additions to their compensation or benefits. None of the Acquired Companies is and none has ever been bound by or a party to, and no Acquired Company has a duty to bargain for, any recognition, procedural, collective or other agreement or Contract with a labor organization, trade union, works council, staff association or other body representing any Acquired Company Employees (such a body, a “Acquired Company Employee Representative Body”), and there are no, and none of the Acquired Companies has agreed or arranged to negotiate or consult with any, Acquired Company Employee Representative Bodies. None of the Acquired Companies is engaged or has ever been engaged in any unfair labor practice of any nature. None of the Acquired Companies has had any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the Acquired Company Employees. No event has occurred, and no condition or circumstance exists, that will directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute.

(b) Leave of Absence. There is no current Acquired Company Employee who is not fully available to perform work because of disability or other leave. Part 3.16(b) of the Disclosure Schedule lists any Acquired Company Employees who have during the 12-month period ending on the date of this Agreement been absent from work for more than 20 Business Days and indicates the reason for that absence and whether the individual has a right to return to work with any of the Acquired Companies.

(c) At Will Employment. Except as set forth in Part 3.16(c) of the Disclosure Schedule, the employment of each of the current Acquired Company Employees who is employed in the United States is terminable by the Company at will without cost or liability (other than payment of compensation accrued up to the time of termination) and the employment of each of the current Acquired Company Employees who is employed in the United Kingdom is terminable by giving such Acquired Company Employee the lesser of: (i) three months’ notice; or (ii) the minimum statutory notice, in each case, without giving rise to a claim for Severance, damages or compensation (except for, in the case of Acquired Company Employees employed in the United Kingdom, statutory compensation). No Severance or other payment has been made or promised to be made or benefit given or promised to be given by any of the Acquired Companies in connection with the actual or proposed termination (including in relation to redundancy payments) or suspension of employment or variation of any contract of employment of any Acquired Company Employee. The Designated Sellers have Made Available to Purchaser accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the Acquired Company Employees.

(d) Employee Departures/Restrictions. To the Knowledge of the Designated Sellers, no employee of any of the Acquired Companies at the level of senior manager or above: (i) intends to terminate his employment with such Acquired Company; (ii) has received an offer to join a business that may be competitive with any of the Acquired Companies’ businesses; or (iii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of such Acquired Company; or (B) any of the Acquired Companies’ businesses or operations. Except as set forth in Part 3.16(d) of the Disclosure Schedule, every employee whose employment with any of the Acquired Companies has been terminated by any of the Acquired Companies in the six year period ending on the date of this Agreement has signed a valid and enforceable release agreement or, if such employee was employed in the United Kingdom, compromise agreement.

(e) Employee Plans and Agreements. Part 3.16(e) of the Disclosure Schedule contains an accurate and complete list of each Acquired Company Employee Plan and each Acquired Company Employee Agreement (other than Acquired Company Employee Agreements that are in the standard form attached to Part 3.11(e) of the Disclosure Schedule) in respect of current Acquired Company Employees. None of the Acquired Companies intends (and none has committed) to establish or enter into any new Acquired Company Employee Plan or Acquired Company Employee Agreement, or to modify any Acquired Company Employee Plan or Acquired Company Employee Agreement (except to conform any such Acquired Company Employee Plan or Acquired Company Employee Agreement to the requirements of any applicable Legal Requirements, in each case, as previously disclosed to Purchaser in writing or as required by this Agreement).

(f) Delivery of Documents. As applicable with respect to the Acquired Company Employee Plan, the Designated Sellers have Made Available to Purchaser: (i) correct and complete copies of all documents setting forth the terms of each Acquired Company Employee Plan and each Acquired Company Employee Agreement, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each Acquired Company Employee Plan; (iii) all material written Contracts relating to each Acquired Company Employee Plan, including administrative service agreements and group insurance contracts; (iv) the annual reports (Form 5500 series) for the last three complete plan year; (v) the most recent letter of determination from the U.S. Internal Revenue Service relating to the tax-qualified status of the Plan; (vi) all written materials provided to any Acquired Company Employee relating to any Acquired Company Employee Plan and any proposed Acquired Company Employee Plans, in each case, relating to any material amendments, terminations, establishments, material increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to any of the Acquired Companies; (vii) all correspondence since January 1, 2010 to or from any Governmental Body relating to any Acquired Company Employee Plan; and (viii) all insurance policies in the possession of any of the Acquired Companies pertaining to fiduciary liability insurance covering the fiduciaries for each Acquired Company Employee Plan.

(g) Foreign Plans. Except as set forth in Part 3.16(g) of the Disclosure Schedule, no Acquired Company has established or maintained: (i) any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Body other than the United States or the United Kingdom; (ii) any Acquired Company Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside of the United States or the United Kingdom; or (iii) any Acquired Company Employee Plan that covers or has covered Acquired Company Employees whose services are or have been performed primarily outside of the United States or the United Kingdom. There are no Acquired Company Employees working outside the United States or the United Kingdom.

(h) Absence of Certain Retiree Liabilities and Pension Arrangements. Except as set forth in Part 3.16(h) of the Disclosure Schedule, no Acquired Company Employee Plan provides (except at no cost to the Company), or reflects or represents any Liability of any of the Acquired Companies to pay, provide or contribute towards, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason. Other than commitments made that involve no future costs to any of the Acquired Companies, none of the Acquired Companies has ever represented, promised or contracted (whether in oral or written form) to any Acquired Company Employee (either individually or to Acquired Company Employees as a group) or any other Person that such Acquired Company Employee(s) or other Person would be provided with retiree life insurance, retiree health benefit or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(i) No Defaults. The Company has performed all obligations required to be performed by it under each Acquired Company Employee Plan and is not in default or violation of, and the Designated Sellers have no Knowledge of any default or violation by any other party to, the terms of any Acquired Company Employee Plan. Each of the Acquired Company Employee Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including the applicable tax qualification requirements under the Code. No Acquired Company Employee Plan and no grants, awards or benefits thereunder are subject to Section 409A(a) or 409A(b) of the Code or, if subject to Section 409A(a) of the Code, have failed or will fail, in form or operation, to meet the requirements of Section 409A(a)(2), 409A(a)(3) or 409A(a)(4) of the Code. All contributions to, and material payments from, any Acquired Company Employee Plan which may have been required to be made in accordance with the terms of such Acquired Company Employee Plan or applicable Legal Requirements have been timely made, and all contributions for any period ending on or before the Closing Date which are not yet due, but will be paid on or prior to the Closing Date, are reflected as an accrued liability in the Company Financial Statements. Each Acquired Company Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement, without liability to the Company or to Purchaser (other than ordinary administration expenses). There are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of the Designated Sellers, threatened by any Governmental Body with respect to any Acquired Company Employee Plan.

(j) No Conflict. Except as set forth in Part 3.16(j) of the Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Acquired Company Employee Plan, Acquired Company Employee Agreement, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Acquired Company Employee; or (ii) create or otherwise result in any Liability with respect to any Acquired Company Employee Plan.

(k) Compliance. Each Acquired Company: (i) is in compliance in all material respects with all applicable Legal Requirements, Contracts and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Body respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements, orders, rulings, decrees, judgments and awards relating to discrimination, wages and hours, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Acquired Company Employees or prospective employees; (ii) has withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments to any Acquired Company Employee; (iii) has no Liability for any

arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Acquired Company Employee (other than routine payments to be made in the normal course of business and consistent with past practice).

(l) Labor Relations. The Company has good labor relations and is not and, within the three-year period ending on the date of this Agreement, has not been, involved in a dispute with a Acquired Company Employee Representative Body, and, except as set forth in Part 3.16(l) of the Disclosure Schedule, the Designated Sellers have no Knowledge of any fact or circumstance indicating that the consummation of any of the transactions contemplated by this Agreement will have a material adverse effect on the labor relations of any Acquired Company or might give rise to a dispute with a Acquired Company Employee Representative Body. Except as set forth in Part 3.16(l) of the Disclosure Schedule, there are no pending or, to the Knowledge of the Designated Sellers, threatened or reasonably anticipated claims or Legal Proceedings against any Acquired Company under any workers’ compensation policy or long-term disability policy.

(m) Claims against Plans. There are no pending or, to the Knowledge of the Designated Sellers, threatened or reasonably anticipated claims or Legal Proceedings against or in relation to any of the Acquired Company Employee Plans, the assets of any of the Acquired Company Employee Plans, any Acquired Company, any Acquired Company Employee Plan administrator or any fiduciary of any Acquired Company Employee Plan with respect to the operation of such Acquired Company Employee Plans (other than routine, uncontested benefit claims) or asserting any rights or claims to benefits under such Acquired Company Employee Plans, and there are no facts or circumstances which will form the basis for any such claims or Legal Proceedings.

(n) Independent Contractors. Part 3.16(n) of the Disclosure Schedule sets forth, with respect to each Person who is or was, at any time since January 1, 2006, an independent contractor of any Acquired Company and who has received or may be entitled to receive in excess of $25,000 from any Acquired Company:

(i) the name of such independent contractor, and the date as of which such independent contractor was originally engaged by such Acquired Company;

(ii) a description of such independent contractor’s performance objectives, services, duties and responsibilities;

(iii) the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from any Acquired Company with respect to services performed in the fiscal year ended December 31, 2007;

(iv) the terms of compensation of such independent contractor; and

(v) any Governmental Authorization that is held by such independent contractor and that relates to or is useful in connection with the business of any Acquired Company.

(o) No Misclassified Employees. No current or former independent contractor of any Acquired Company could be deemed to be a misclassified employee. No independent contractor is eligible to participate in any Acquired Company Employee Plan. No Acquired Company has ever had any temporary or leased employees that were not treated and accounted for in all respects as employees of such Acquired Company insofar as Legal Requirements require such treatment and accounting.

(p) Labor-Related Claims. Except as set forth in Part 3.16(p) of the Disclosure Schedule, there is no, and no Acquired Company is defending any, Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Designated Sellers, threatened or reasonably anticipated relating to any employment Contract, compensation, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, safety, retaliation, immigration or discrimination matter involving any Acquired Company Employee, including any claim for damages in respect of or a payment in lieu of notice, unlawful deduction from wages, unfair or wrongful dismissal, breach of contract, discrimination, breach of statutory duties,; charges of unfair labor practices, harassment complaints, or failure to comply with any regulatory obligation.

(q) Increase in Compensation. No Acquired Company is under any obligation (and no Acquired Company has made any commitment) to increase the total annual compensation (including salary or any contractual or discretionary incentive awards) payable to a director of any Acquired Company or Acquired Company Employee.

(r) Outstanding Sums and Liabilities to Employees. No Acquired Company: (i) owes any sum to a current or former director, officer or employee except for base salary accrued since the last normal pay date or for the reimbursement of properly incurred and approved expenses; or (ii) has an outstanding liability for:

(i) breach of an employment contract;

(ii) redundancy payments;

(iii) compensation for wrongful or unfair dismissal; or

(iv) failure to comply with a legal obligation to a current or a former employee.

(s) Redundancies or Transfers of Acquired Company Employees. Within the 12-month period ending on the date of this Agreement, no Acquired Company has: (a) given notice of redundancy to any Governmental Body or other authority or body or started consulting about making any employees redundant with an independent trade union, works council or employee representative body or employee under any applicable Legal Requirements; or (b) been party to the transfer of an undertaking as defined in TUPE or failed to comply with a duty to inform and consult an independent trade union, works council or employee representative body under TUPE.

(t) TUPE. If any Acquired Company Employee’s employment has previously been transferred to any of the Acquired Companies as a consequence of the transfer of an undertaking or change in service provision within the meaning of TUPE, no liability to provide a benefit under any occupational pension scheme will transfer to Purchaser, notwithstanding the exclusion in Regulation 10 of TUPE.

(u) The Pension Scheme. Apart from the Pension Scheme, no Acquired Company has any Liabilities in respect of any other U.K. pension schemes.

(v) Contracts of Insurance. All contracts of insurance relating to the Pension Scheme are valid and enforceable and no circumstances exist which may enable the Insurers to avoid liability under them. All premiums due in respect of such policies have been paid. All insured lump sum and pension benefits (other than refunds of contributions) payable in the event of the death of a member in service are fully insured, with an insurance company authorized to carry on long-term insurance business under the Financial Services and Markets Act 2000 and no special terms including as to premiums in relation to that insurance have been imposed.

(w) Money Purchase Benefits Only. Apart from earnings-related lump sum death benefits, the Pension Scheme provides only money purchase benefits (as defined in the Pension Schemes Act 1993) and none of the Acquired Companies or the trustees of the Pension Scheme has given any promise or assurance (oral or written) to any Person that such Person’s benefits under the Pension Scheme will be calculated wholly or partly by reference to any Person’s remuneration or will constitute (approximately or exactly) any particular amount. The benefits which are prospectively and contingently payable under the Pension Scheme can (except to the extent that they will be paid from the proceeds of insurance policies) be provided by the funds available for the members of the Pension Scheme.

(x) Compliance and Claims, Etc.

(i) All contributions, insurance premiums, fees and expenses which are due to be paid by the trustees or any Acquired Company in relation to the Pension Scheme have been paid. In relation to the Pension Scheme, other than routine claims for benefits, there are no claims or Legal Proceedings in progress or pending or threatened against or in relation to any Acquired Company, any other participating employer of the Pension Scheme (including the principal employer) or the trustees or any Seller in respect of any act, event, omission or other matter arising out of or in connection with the Pension Scheme and there are no circumstances which may give rise to such events occurring.

(ii) None of the Acquired Companies is, and since April 27, 2004 none of the Acquired Companies has been, an associate of or connected with (within the meaning of sections 435 and 249 respectively of the Insolvency Act 1986) any Person who is an employer in relation to any occupational pension scheme which is not a money purchase scheme.

(iii) No contribution notice has at any time been issued to any Acquired Company under section 38 or 47 of the Pensions Act 2004 or section 75A of the Pensions Act 1995 and no financial support direction issued under section 43 of the Pensions Act 2004 has at any time been issued to any Acquired Company. No Acquired Company is a party to and no Acquired Company has any Liabilities under any arrangements made in relation to any such financial support directions or under any arrangements in respect of alternative manners made under sections 75 and 75A of the Pensions Act 1995.

(y) Stakeholder Pensions. Each Acquired Company has at all times since October 8, 2001 complied with its obligations relating to stakeholder pensions under the Welfare Reform and Pensions Act 1999.

3.17 Environmental Matters. Each of the Acquired Companies is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by each Acquired Company of all Environmental Licenses and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. None of the Acquired Companies has received any written notice (or, to the Knowledge of the Designated Sellers, other communication), whether from a Governmental Body, citizens group, Acquired Company

Employee or otherwise, that alleges that any of the Acquired Companies is not in compliance with any Environmental Law, and, to the Knowledge of the Designated Sellers, there are no circumstances that may prevent or interfere with any of the Acquired Companies’ compliance with any Environmental Law in the future. To the Knowledge of the Designated Sellers, no current or prior owner of any property leased or controlled by any of the Acquired Companies has received any written notice (or, to the Knowledge of the Designated Sellers, other communication), whether from a Government Body, citizens group, Acquired Company Employee or otherwise, that alleges that such current or prior owner or such Acquired Company is not in compliance with any Environmental Law. No Acquired Company has caused or contributed to any Environmental Release and there are no circumstances which may give rise to any Environmental Release by any of the Acquired Companies. No Contaminants are stored or contained on or under any of the Properties whether in storage tanks, land fills, pits, ponds, lagoons or otherwise. All Governmental Authorizations currently held by any of the Acquired Companies pursuant to Environmental Laws are identified in Part 3.17 of the Disclosure Schedule.

3.18 Insurance. Part 3.18 of the Disclosure Schedule identifies each insurance policy maintained by, at the expense of or for the benefit of any of the Acquired Companies as of the date of this Agreement and identifies any claims in excess of £10,000 made thereunder as of the date of this Agreement. The Designated Sellers have Made Available to Purchaser accurate and complete copies of the insurance policies identified on Part 3.18 of the Disclosure Schedule. Each of the insurance policies identified in Part 3.18 of the Disclosure Schedule is in full force and effect. Since January 1, 2010, none of the Acquired Companies has received any written notice (or, to the Knowledge of the Designated Sellers, other communication) regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.

3.19 Related Party Transactions. Except as set forth in Part 3.19 of the Disclosure Schedule: (a) no Related Party has, and no Related Party has had, any interest in any material asset used in or otherwise relating to the business of any of the Acquired Companies; (b) no Related Party is, or has been, indebted to any of the Acquired Companies (other than for ordinary travel advances); (c) no Related Party has entered into, or has had any financial interest in, any material Contract, transaction or business dealing or involving any of the Acquired Companies; (d) to the Knowledge of the Designated Sellers, no Related Party is competing with any of the Acquired Companies; and (e) no Related Party has any claim or right against any of the Acquired Companies (other than rights under Company Options and rights to receive compensation for services performed as an employee of the Company or other rights arising in the ordinary course of employment). No member of the board of directors (or similar body) of any of the Acquired Companies has a conflict of interest with respect to such Acquired Company, and each such member has provided confirmation of the foregoing to such Acquired Company if required in accordance with applicable Legal Requirements.

3.20 Legal Proceedings; Orders.

(a) Legal Proceedings. There is no pending Legal Proceeding and, to the Knowledge of the Designated Sellers, no Person has threatened to commence any Legal Proceeding: (i) that involves any Acquired Company or any of the assets owned or used by any Acquired Company or any Person whose liability any Acquired Company has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement; or (iii) that relates to the ownership of any capital stock of any Acquired Company, or any option or other right to the capital stock of any Acquired Company, or right to receive consideration as a result of this Agreement. To the Knowledge of the Designated Sellers, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. Except as set forth in Part 3.20(a) of the Disclosure Schedule, no Legal Proceeding involving claims in excess of $50,000 has ever been commenced by, and no Legal Proceeding involving claims in excess of $50,000 has ever been pending against, any Acquired Company.

(b) Orders. There is no order, writ, injunction, judgment or decree to which any Acquired Company, or any of the assets owned or used by any Acquired Company, is subject. To the Knowledge of the Designated Sellers, no officer or other employee of any Acquired Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any Acquired Company.

3.21 Inapplicability of Anti-takeover Statutes. No state or foreign takeover statute or similar Legal Requirement applies or purports to apply to this Agreement or any of the transactions contemplated hereby.

3.22 Non-Contravention; Consents. Except as set forth in Part 3.22 of the Disclosure Schedule, neither: (1) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (2) the consummation of any of the transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of: (i) any of the provisions of any Charter Documents of any Acquired Company; or (ii) any resolution adopted by the shareholders, board of directors or any committee of the board of directors of any Acquired Company;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any Acquired Company or any of the assets owned or used by any Acquired Company, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any Acquired Company or that otherwise relates to business of any Acquired Company or to any of the assets owned or used by any Acquired Company;

(d) contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Acquired Company Contract that is or would constitute a Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Acquired Company Contract; (ii) accelerate the maturity or performance of any such Acquired Company Contract; or (iii) cancel, terminate or modify any such Acquired Company Contract; or

(e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by any Acquired Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any Acquired Company).

Except as set forth in Part 3.22 of the Disclosure Schedule, no Acquired Company is and no Acquired Company will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (y) the consummation of any of the transactions contemplated by this Agreement.

3.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Acquired Company. No Person is or may become entitled to receive any fee or other amount from any Acquired Company for professional services performed or to be performed in connection with any of the transactions contemplated by this Agreement.

4. REPRESENTATIONS AND WARRANTIES OF GUARANTOR AND PURCHASER

Guarantor and Purchaser represent and warrant to the Sellers as follows:

4.1 Due Organization. Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used. Purchaser is a private limited company duly organized, validly existing and in good standing under the laws of England and has full power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used.

4.2 Non-Contravention; Consents.

(a) Non-Contravention. Neither: (i) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (ii) any of the transactions contemplated by this Agreement or any of such other agreements, documents or instruments, will (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of:

(A) any of the provisions of the certificate of incorporation or bylaws (or similar documents) of Guarantor or Purchaser;

(B) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of Guarantor or Purchaser; or

(C) any provision of any contract to which Guarantor or Purchaser is a party or by which Guarantor or Purchaser is bound; or

(ii) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement.

(b) Consents. Except for any applicable filings required to be made by Guarantor or Purchaser, notices required to be given by Guarantor or Purchaser or Consents required to be obtained by Guarantor or Purchaser, in each case from any Governmental Body, which if not made, given or obtained would reasonably be expected to result in a material adverse effect on Guarantor’s or Purchaser’s respective ability to consummate the transactions contemplated by this Agreement, neither Guarantor nor Purchaser will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (i) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; or (ii) any of the of the transactions contemplated by this Agreement or by any of the other agreements, documents or instruments referred to in this Agreement.

4.3 Authority; Binding Nature of Agreement. Each of Guarantor and Purchaser has the absolute and unrestricted right, power, capacity and authority to enter into and perform its obligations under this Agreement and under each other agreement, document and instrument referred to in or contemplated by this Agreement to which Guarantor or Purchaser, respectively, will be a party; and the execution, delivery and performance by each of Guarantor and Purchaser of its obligations under this Agreement and any of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of Guarantor or Purchaser, respectively, and the part of Guarantor or Purchaser’s respective boards of directors. This Agreement and each other agreement, document or instrument referred to in this Agreement to which Guarantor or Purchaser is a party constitutes the legal, valid and binding obligation of Guarantor or Purchaser, respectively, enforceable against it in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.4 Legal Proceedings. There is no pending Legal Proceeding against Purchaser and, to the knowledge of Purchaser, no Person has threatened to commence any Legal Proceeding, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the entry into, performance of, compliance with and enforcement of any of the obligations of Purchaser under this Agreement and the transactions contemplated by this Agreement. To the knowledge of Purchaser, no event has occurred, and no claim, dispute or other condition or circumstance exists, that is substantially likely to give rise to or serve as the basis for such a Legal Proceeding.

5. INDEMNIFICATION, ETC.

5.1 Survival of Representations, Etc.

(a) General Survival. Subject to Section 5.1(b) and Section 5.1(d), the representations and warranties made by the Designated Sellers and the other Sellers in this Agreement and the representations and warranties set forth in the Closing Consideration Certificate, in each case other than the Specified Representations, shall survive the Closing Date and shall expire on the date that is 450 days after the Closing Date (the “Termination Date”); provided, however, that if, at any time prior to the Termination Date, Purchaser (acting in good faith) delivers to the Sellers’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 5.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Termination Date until such time as such claim is fully and finally resolved.

(b) Specified Representations. Notwithstanding anything to the contrary contained in Section 5.1(a), but subject to Section 5.1(d), the Specified Representations shall survive as follows:

(i) the representations and warranties set forth in Section 2 shall survive until the expiration of the statute of limitations applicable thereto (including any extensions thereof);

(ii) the representations and warranties set forth in Section 3.15 shall survive until the sixth anniversary of the Closing Date; and

(iii) the representations and warranties set forth in Section 3.3, Section 3.10 and Section 3.13 shall survive the Closing Date and shall expire on the date that is 690 days after the Closing Date; provided, however, that if, at any time prior to the 690th day after the Closing Date, Purchaser (acting in good faith) delivers to the Sellers’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 5.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the expiration date set forth in this clause “(iii)” until such time as such claim is fully and finally resolved.

(c) Guarantor and Purchaser Representations. All representations and warranties made by Guarantor and Purchaser in this Agreement shall survive until the expiration of the statute of limitations applicable thereto (including any extension thereof).

(d) Intentional Misrepresentation; Fraud. Notwithstanding anything to the contrary contained in Section 5.1(a) or Section 5.1(b), the limitations set forth in Section 5.1(a) and 5.1(b) shall not apply in the case of claims based upon intentional misrepresentation or fraud. A Seller shall have no liability in respect of the intentional misrepresentation or fraud of any other Seller. For the purposes of this Section 5, the term “fraud” is intended to encompass circumstances involving a misrepresentation made knowingly or intentionally, rather than mere negligence or gross negligence.

(e) Representations Not Limited. The representations, warranties, covenants and obligations of the Sellers and Purchaser, and the rights and remedies that may be exercised by Purchaser, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of Purchaser or any of its Representatives. Without limiting the foregoing, nothing disclosed in the Disclosure Schedule shall limit or otherwise adversely affect any rights or remedies available to Purchaser under the Tax Covenant.

(f) No Other Representations. Without limitation of any of Purchaser’s rights with respect to claims based upon intentional misrepresentation or fraud, the representations and warranties set forth in Sections 2 and 3, together with any representations and warranties contained in any agreement, document or instrument contemplated by this Agreement, are the only representations and warranties made by the Sellers (including the Designated Sellers) with respect to the Acquired Companies.

5.2 Indemnification.

(a) Indemnification. From and after the Closing Date (but subject to Section 5.1), each Seller: (x) severally with respect to the representations and warranties set forth in Section 2; and (y) severally and pro rata (based upon such Seller’s Participation Percentage) with respect to the representations and warranties set forth in Section 3 and with respect to the other matters contemplated by this Section 5.2, shall hold harmless and indemnify Purchaser from and against, and shall compensate and reimburse Purchaser for, any Damages which are directly or indirectly suffered or incurred by Purchaser or to which Purchaser may otherwise directly or indirectly become subject (regardless of whether or not such Damages relate to any third party claim) and which arise directly or indirectly from or as a result of, or are directly or indirectly connected with:

(i) any inaccuracy in or breach of any representation or warranty made in Section 2 or Section 3 as if such representation or warranty was made on and as of the

Closing (without giving effect to any materiality or similar qualification limiting the scope of any Designated Representation);

(ii) any inaccuracy in or breach of any representation or warranty set forth in the Closing Consideration Certificate;

(iii) any breach of any covenant or obligation of the Sellers in this Agreement;

(iv) any matter referred to in Part 3.16(p) or 3.16(r) of the Disclosure Schedule, including any claim or Legal Proceeding resulting therefrom or relating thereto; and

(v) any Legal Proceeding relating to any breach or any other matter of the type referred to in clause “(i),” “(ii),” “(iii)” or “(iv)” above (including any Legal Proceeding commenced by Purchaser for the purpose of enforcing any of its rights under this Section 5).

(b) Damage to Purchaser. The parties acknowledge and agree that, if, on or after the Closing Date, any of the Acquired Companies suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation or any other matter referred to in Section 5.2(a), then Purchaser shall also be deemed, by virtue of its ownership of the stock of the Company, to have incurred Damages as a result of and in connection with such inaccuracy, breach or matter.

5.3 Limitations.

(a) Basket. Subject to Section 5.3(b), the Sellers shall not be required to make any indemnification payment pursuant to Section 5.2(a)(i) for any inaccuracy in or breach of any representation or warranty in this Agreement: (i) unless the amount of Damages that have been directly or indirectly suffered or incurred by Purchaser, or to which Purchaser has otherwise directly or indirectly become subject, arising out of any individual inaccuracy or breach (or multiple inaccuracies or breaches of the same representation or warranty or of different representations and warranties, but based on similar events, conditions, facts or circumstances) (without giving effect to any materiality or similar qualification limiting the scope of any Designated Representation) exceeds $10,000 (a “Qualifying Claim”); and (ii) until such time as the total amount of Damages from all Qualifying Claims exceeds $200,000 in the aggregate. If the total amount of such Damages from all Qualifying Claims exceeds $200,000 in the aggregate, then Purchaser shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages, and not merely the portion of such Damages exceeding $200,000.

(b) Applicability of Basket. The limitations set forth in Section 5.3(a) shall not apply: (i) in the case of intentional misrepresentation or fraud; (ii) to inaccuracies in or breaches of any of the Specified Representations (except for the representations and warranties contained in Section 3.10 and Section 3.13); (iii) to inaccuracies in or breaches of any of the representations and warranties contained in Section 3.5(d); (iv) to the matters referred to in Sections 5.2(a)(ii), 5.2(a)(iii) and 5.2(a)(iv); or (v) to the matters referred to in Section 5.2(a)(v) (to the extent related to any of the matters referred to in clauses “(i)” through “(iv)” of this sentence).

(c) Recourse. Subject to Section 5.3(d), recourse by Purchaser to the General Escrow Amount (plus any interest or earnings thereon) shall be Purchaser’s sole and exclusive remedy for monetary Damages resulting from the matters referred to in Section 5.2.

(d) Applicability of Liability Cap.

(i) The limitations set forth in Section 5.3(c) shall not apply: (A) in the case of intentional misrepresentation or fraud; (B) to inaccuracies in or breaches of any of the Specified Representations; (C) to the matters referred to in Sections 5.2(a)(ii), 5.2(a)(iii) and 5.2(a)(iv); or (D) to the matters referred to in Section 5.2(a)(v) (to the extent related to any of the matters referred to in clauses “(A)” through “(C)” of this sentence).

(ii) Except in the case of intentional misrepresentation or fraud, the total amount of indemnification payments that the Sellers can be required to make to Purchaser pursuant to Section 5.2 shall be limited to:

(A) with respect to: (1) inaccuracies in or breaches of the representations and warranties contained in Section 2; and (2) any breach by any Seller of any covenant or obligation contained in this Agreement, the amounts described in clause “(ii)(A)” of Schedule 5.3(d)(ii)(A);

(B) with respect to inaccuracies in or breaches of the Specified Representations (other than the representations and warranties contained in Section 2) and with respect to claims under the Tax Covenant, the amounts described in clause “(ii)(B)” of Schedule 5.3(d)(ii)(B); and

(C) with respect to the matters referred to in Section 5.2(a)(iv), the amounts described in clause “(ii)(C)” of Schedule 5.3(d)(ii)(C).

5.4 Notice. The Sellers shall not be required to make any indemnification payment pursuant to Section 5.2 unless:

(a) Purchaser delivers to the Sellers’ Agent a written notice alleging (in reasonable detail) the basis for indemnification pursuant to Section 5.2: (i) with respect to indemnification for an inaccuracy in or breach of a representation or warranty, not later than the expiry of the relevant representation or warranty (as set forth in Sections 5.1(a) or 5.1(b)); and (ii) with respect to indemnification for the matters referred to in Sections 5.2(a)(ii), 5.2(a)(iii), 5.2(a)(iv) and 5.2(a)(v) (to the extent related to any of the matters referred to in Sections 5.2(a)(ii), 5.2(a)(iii) or 5.2(a)(iv)), the applicable statute of limitations; and

(b) with respect to a particular claim for indemnification (other than a claim pursuant to Section 5.2(a)(iv), with respect to which this Section 5.4(b) shall not apply), Purchaser commences a procedure in accordance with Section 6.10(c) within 12 months of the earlier of: (i) the date Purchaser actually delivers the written notice described in Section 5.4(a) with respect to such claim; and (ii) the latest time Purchaser is permitted to deliver such notice with respect to such claim in order to satisfy the condition set forth in Section 5.4(a) (it being understood that the commencement of an arbitration procedure in accordance with Section 6.10(c) shall be sufficient to satisfy the condition set forth in this Section 5.4(b) even if the relevant arbitrator determines not to resolve the relevant dispute until a third party claim is resolved, or otherwise).

Notwithstanding anything to the contrary contained in Section 5.4(a) or Section 5.4(b), this Section 5.4 shall not apply to any claim for intentional misrepresentation or fraud.

5.5 No Double Recovery. Purchaser shall not be entitled to recover Damages or otherwise obtain reimbursement or restitution more than once in respect of the same loss.

5.6 No Contribution. Each Seller waives, and acknowledges and agrees that he shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against any of the Acquired Companies in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement or any other agreement or document delivered to Purchaser in connection with this Agreement.

5.7 Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against any of the Acquired Companies, Purchaser or any other Person) with respect to which any Seller (including any Designated Seller) may become obligated to hold harmless, indemnify, compensate or reimburse Purchaser pursuant to Section 5 (other than a claim or Legal Proceeding under the Tax Covenant or a claim or Legal Proceeding under this Agreement in respect of any Tax-related matter (with respect to which clause 4 of the Tax Covenant shall apply instead)), Purchaser shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Sellers’ Agent. If Purchaser so proceeds with the defense of any such claim or Legal Proceeding:

(a) each Seller shall make available to Purchaser any documents and materials in his possession or control that may be necessary to the defense of such claim or Legal Proceeding;

(b) Purchaser shall have the right to settle, adjust or compromise such claim or Legal Proceeding; provided, however, that: (i) before finally settling, adjusting or compromising such claim or Legal Proceeding, Purchaser shall consult with the Sellers’ Agent by informing the Sellers’ Agent of the terms of such settlement, adjustment or compromise and soliciting the Sellers’ Agent’s opinion thereon; and (ii) if Purchaser settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Sellers’ Agent, such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by Purchaser in connection with such claim or Legal Proceeding (it being understood that if Purchaser requests that the Sellers’ Agent consent to a settlement, adjustment or compromise, the Sellers’ Agent shall not unreasonably withhold or delay such consent); and

(c) Purchaser shall reasonably provide the Sellers’ Agent with oral or written updates concerning material developments in the defense of such claim or Legal Proceeding.

Purchaser shall give the Sellers’ Agent prompt written notice of the commencement of any such claim or Legal Proceeding against Purchaser or any Acquired Company; provided, however, that any failure on the part of Purchaser to so notify the Sellers’ Agent shall not limit any of the obligations of the Sellers under Section 5 (except to the extent such failure materially prejudices the defense of such Legal Proceeding). If Purchaser does not elect to proceed with the defense of any such claim or Legal Proceeding, the Sellers’ Agent may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Purchaser; provided, however, that the Sellers’ Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Purchaser (which consent may not be unreasonably withheld or delayed).

5.8 Setoff. Subject to the other provisions of this Section 5, Purchaser shall have the right to withhold and deduct any sum that may be owed to Purchaser under this Agreement from any amount otherwise payable by Purchaser to any Seller in respect of shares of Company Capital Stock that were owned by such Seller; provided, however, that Purchaser shall not be entitled to seek recovery of any indemnification claim pursuant to the setoff rights described in this Section 5.8 after the date on which Purchaser shall have actually made all payments required to be made under Section 1.6.

5.9 Order of Recourse. Notwithstanding anything to the contrary contained in this Agreement:

(a) Definitions. For purposes of this Section 5.9, the following terms shall have the following meanings:

(i) “Amount Claimed” shall mean the aggregate amount of Damages (for the avoidance of doubt, including any Possibly Uninsured Damages) that Purchaser claims to be owing under Section 5.2 at any relevant time; provided, however, that the aggregate amount of Damages (for the avoidance of doubt, including any Possibly Uninsured Damages) that Purchaser claims to be owing under Section 5.2(a)(iv) shall only be included in the Amount Claimed to the extent that such Damages exceed the portion of the Special Escrow Amount remaining in the Special Escrow Account.

(ii) “Available Recourse Funds” shall mean: (A) any portion of the General Escrow Amount that remains in the General Escrow Account and is not subject to pending claims at the time a claim is made under Section 5.2; plus (B) any portion of the R&W Insurance Amount that: (1) provides coverage for the particular matter at issue; (2) remains available under the R&W Insurance Policy; and (3) is not subject to pending claims at the time a claim is made under Section 5.2).

(iii) “Possibly Uninsured Damages” shall mean any Damages: (A) for which Purchaser seeks indemnification, reimbursement or compensation pursuant to Section 5.2; (B) for which Purchaser has made a claim under the R&W Insurance Policy; and with respect to which the R&W Insurer has failed to respond or take a position on or has delivered or caused to be delivered, or, based on Purchaser’s reasonable determination after consultation with the R&W Claims Advisor, is expected to deliver or cause to be delivered, a written notice either: (1) denying that such Damages are covered by the R&W Insurance Policy; or (2) declining to accept or deny that (or reserving rights with respect to whether) such Damages are covered by the R&W Insurance Policy; provided, however, that such Damages shall cease to be Possibly Uninsured Damages upon the earlier of: (x) Purchaser reasonably determining, after consultation with the R&W Claims Advisor, that the R&W Insurer is likely to deliver to Purchaser a written notice accepting that such Damages are covered by the R&W Insurance Policy; and (y) the R&W Insurer delivering a written notice to Purchaser (or otherwise) accepting that such Damages are covered by the R&W Insurance Policy.

(b) Order of Recourse. Subject to Section 5.9(c):

(i) if Purchaser has (or claims to have) an indemnification claim under Section 5.2 (other than an indemnification claim under (x) Section 5.2(a)(i) related to an inaccuracy in or breach of any representation or warranty made in Section 2; or (y) Section 5.2(a)(iv)), Purchaser shall: (A) pursue such claim against the General Escrow Account prior to pursuing such claim against the R&W Insurance Policy; and (B) pursue such claim against the General Escrow Account and the R&W Insurance Policy (to the extent that the matter at issue is within the scope of the coverage provided by the R&W Insurance Policy) prior to pursuing such claim through its setoff rights under Section 5.8 or directly against any Seller;

(ii) if Purchaser has (or claims to have) an indemnification claim under Section 5.2(a)(i) related to an inaccuracy in or breach of any representation or warranty made in Section 2, Purchaser shall pursue such claim against the General Escrow Account prior to pursuing such claim (in any order, in its sole and absolute discretion): (A) against the R&W

Insurance Policy; (B) through its setoff rights under Section 5.8; or (C) directly against the relevant Seller; and

(iii) if Purchaser has (or claims to have) an indemnification claim under Section 5.2(a)(iv), Purchaser shall: (A) if such claim is being made on or before the 365th day after the Closing Date, pursue such claim against the Special Escrow Account prior to pursuing such claim against the General Escrow Account; and (B) pursue such claim against the General Escrow Account prior to pursuing such claim through its setoff rights under Section 5.8.

(c) Applicability of Order of Recourse. Notwithstanding anything to the contrary contained in Section 5.9(b):

(i) if the Amount Claimed exceeds the Available Recourse Funds, Purchaser shall be entitled to exercise the setoff rights provided by Section 5.8;

(ii) where otherwise permitted by Section 5, if the Amount Claimed exceeds the Available Recourse Funds plus the amounts then available as setoff pursuant to Section 5.8, Purchaser shall be entitled to pursue a claim directly against relevant Seller or Sellers; and

(iii) if the Amount Claimed exceeds the General Escrow Amount (and the Amount Claimed includes Possibly Uninsured Damages), Purchaser shall be entitled to exercise the setoff rights provided by Section 5.8 with respect to any Possibly Uninsured Damages (it being understood that if Purchaser exercises its setoff rights with respect to any Possibly Uninsured Damages and such Possibly Uninsured Damages cease to be Possibly Uninsured Damages, then any amounts with respect to which such setoff rights were so exercised shall promptly be paid in accordance with Section 1.6).

5.10 Insurance Efforts. Notwithstanding anything to the contrary contained in Section 5.8, Section 5.9 or elsewhere in this Agreement: (a) Purchaser shall have no obligation to, and Purchaser’s rights to indemnification, compensation and reimbursement pursuant to Section 5.2 shall not be limited by any failure to, threaten or commence any Legal Proceedings against the R&W Insurer for coverage under the R&W Insurance Policy; and (b) Purchaser shall have no obligation to, and Purchaser’s rights to indemnification, compensation and reimbursement pursuant to Section 5.2 shall not be limited by any failure to, seek recovery from the R&W Insurance Policy with respect to any Possibly Uninsured Damages.

5.11 Tax Covenant. The Sellers and Purchaser agree to the terms contained in the Tax Covenant.

5.12 Instructions to the Escrow Agent.

(a) Instructions after One Year. Within five business days after the one year anniversary of the Closing, Purchaser and the Sellers’ Agent shall execute and deliver to the Escrow Agent joint instructions instructing the Escrow Agent to release any Special Escrow Cash (as defined in the Escrow Agreement) that then remains in the Special Escrow Account (the “Remaining Special Escrow Cash”) to the Sellers’ Agent on behalf of (and for distribution by the Sellers’ Agent to) the Sellers; provided, however, that if prior to such first anniversary, Purchaser has given one or more Claim Notices to the Sellers’ Agent containing one or more claims against the Special Escrow Cash that have not been resolved prior to such anniversary, then such joint instructions shall instruct the Escrow Agent to release to the Sellers’ Agent on behalf of (and for distribution by the Sellers’ Agent to) the Sellers, an amount equal to the Remaining Special Escrow Cash minus the Claimed Amount or Contested Amount, as the case may be, with respect to all claims against the Special Escrow Cash which have not then been resolved (it being understood that promptly following resolution of any such claims, Purchaser and the Sellers’ Agent shall execute and deliver to the Escrow Agent additional joint instructions instructing the Escrow Agent to release the portion of the Remaining Special Escrow Cash related to such claims in accordance with such resolution).

(b) Instructions after 690 Days. Within five business days after the 690th day following the Closing (the “Final Release Date”), Purchaser and the Sellers’ Agent shall execute and deliver to the Escrow Agent joint instructions instructing the Escrow Agent to release any General Escrow Cash (as defined in the Escrow Agreement) that then remains in the General Escrow Account (the “Remaining General Escrow Cash”) to the Sellers’ Agent on behalf of (and for distribution by the Sellers’ Agent to) the Sellers; provided, however, that if prior to the Final Release Date, Purchaser has given one or more Claim Notices to the Sellers’ Agent (or to any particular Seller) containing one or more claims against the General Escrow Cash that have not been resolved prior to the Final Release Date, then such joint instructions shall instruct the Escrow Agent to release to the Sellers’ Agent on behalf of (and for distribution by the Sellers’ Agent to) the Sellers, an amount equal to the Remaining General Escrow Cash minus the Claimed Amount or Contested Amount, as the case may be, with respect to all claims against the General Escrow Cash which have not then been resolved (it being understood that promptly following resolution of any such claims, Purchaser and the Sellers’ Agent shall execute and deliver to the Escrow Agent additional joint instructions instructing the Escrow Agent to release the portion of the Remaining General Escrow Cash related to such claims in accordance with such resolution).

(c) Failure to Deliver Joint Instructions. In the event that the Sellers’ Agent executes and delivers to the Escrow Agent joint instructions (executed by the Sellers’ Agent only) in accordance with Sections 5.12(a) and 5.12(b) within the time periods specified within those Sections, the Sellers’ Agent provides such instructions to Purchaser within 24 hours before the last date that is within such time periods, and Purchaser does not execute and deliver such instructions within such time periods, then: (i) Purchaser shall be deemed to have given its consent to the release to the Sellers’ Agent on behalf of (and for distribution by the Sellers’ Agent to) the Sellers, an amount equal to the Remaining Special Escrow Cash or Remaining General Escrow Cash, as the case may be, minus the Claimed Amount or Contested Amount, as the case may be (if any) (in each case, the “Release Amount”); and (ii) the Sellers’ Agent may cause the Escrow Agent to release the Release Amount on presentation of an instruction signed by the Sellers’ Agent together with a certificate duly executed by the Sellers’ Agent, detailing the Release Amount and confirming that there are no outstanding Claimed Amounts or Contested Amounts that Purchaser and the Sellers’ Agent would otherwise be required by the terms of this Agreement to instruct the Escrow Agent to deduct from the Release Amount.

6. MISCELLANEOUS PROVISIONS

6.1 Sellers’ Agent.

(a) Appointment. By virtue of the execution of this Agreement, the Sellers irrevocably nominate, constitute and appoint Scottish Equity Partners LLP as the agent and true and lawful attorney in fact of the Sellers (the “Sellers’ Agent”), with full power of substitution, to act in the name, place and stead of the Sellers for purposes of executing any documents and taking any actions that the Sellers’ Agent may, in his sole discretion, determine to be necessary, desirable or appropriate in connection with any claim for indemnification, compensation or reimbursement under Section 5, under the Escrow Agreement or under the Tax Covenant. Scottish Equity Partners LLP hereby accepts its appointment as Sellers’ Agent.

(b) Authority. The Sellers grant to the Sellers’ Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such Sellers (in the name of any or all of the Sellers or otherwise) any and all documents that the Sellers’ Agent may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Sellers’ Agent may, in his sole discretion, determine to be appropriate, in performing his duties as contemplated by Section 6.1(a). Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated hereby: (i) Purchaser shall be entitled to deal exclusively with the Sellers’ Agent on all matters relating to any claim for indemnification, compensation or reimbursement under Section 5, under the Escrow Agreement or under the Tax Covenant; and (ii) Purchaser shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by the Sellers’ Agent, and on any other action taken or purported to be taken on behalf of any Seller by the Sellers’ Agent, as fully binding upon such Seller.

(c) Power of Attorney. The Sellers recognize and intend that the power of attorney granted in Section 6.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Sellers’ Agent; and (iii) shall survive the death or incapacity of each of the Sellers.

(d) Replacement. If the Sellers’ Agent shall die, resign, become disabled or otherwise be unable to fulfill his responsibilities hereunder, the Sellers shall (by consent of those Persons entitled to at least a majority of the amounts payable pursuant to Section 1.2), within 10 days after such death, resignation, disability or inability, appoint a successor to the Sellers’ Agent (who shall be reasonably satisfactory to Purchaser) and immediately thereafter notify Purchaser of the identity of such successor. Any such successor shall succeed the Sellers’ Agent as Sellers’ Agent hereunder. If for any reason there is no Sellers’ Agent at any time, all references herein to the Sellers’ Agent shall be deemed to refer to the Sellers.

6.2 Waiver of Notice; Preemptive Rights; Termination of Agreements. By virtue of the execution of this Agreement, each Seller irrevocably: (a) waives all rights of preemption or first refusal over (and any requirements to grant Consent or be consulted with regard to) the transfer of any of the Shares conferred upon such Seller by the articles of association of the Company or otherwise; (b) agrees to take all steps necessary to ensure that any rights of preemption or first refusal over (or any requirements to grant Consent or be consulted with regard to) the transfer of any of the Shares are waived; (c) agrees to the termination as of the Closing of: (i) the Registration Rights Agreement dated 21 September 1999 between Zeus Technology Limited and Cross Atlantic Technology Fund (the “Registration Rights Agreement”); (ii) Investment Agreement dated 3 March 2005 between the Company and certain investors named therein (including all schedules appended thereto) (the “Investment Agreement”); (d) waives any and all registration or notice rights under the Registration Rights Agreement pursuant to which any Acquired Company may be required to register or give notice of a determination to register any of its securities; and (e) waives any and all information rights under the Investment Agreement and any other Contract (other than this Agreement) to receive information or access to information regarding any of the Acquired Companies after the Closing.

6.3 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

6.4 Fees and Expenses. Subject to Section 5 and Section 6.5, the Escrow Agreement, the Tax Covenant and Exhibit D, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the transactions contemplated by this Agreement; provided, however, that the Sellers shall and hereby covenant to bear and timely pay: (x) all premiums (and related surplus lines taxes) required to be paid by or for the R&W Insurance Policy; and (y) all fees, costs and expenses (including legal fees and accounting fees) incurred by the Acquired Companies in connection with the transactions contemplated by this Agreement.

6.5 Corporate Guaranty. Guarantor hereby unconditionally and irrevocably guarantees the performance of the obligations of Purchaser (including all payment obligations of Purchaser) under this Agreement. If Purchaser defaults on the payment when due of any amount payable to the Sellers under this Agreement, Guarantor shall, within 10 calendar days of written demand from the Sellers’ Agent, pay that amount to the Sellers’ Agent in the manner described in this Agreement as if it were Purchaser.

6.6 Several Obligations. Except as specifically otherwise set out in this Agreement, all representations, warranties, indemnities, covenants, agreements, liabilities and/or obligations given or entered into by more than one person in this Agreement are given or entered into severally.

6.7 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent via facsimile with confirmation of receipt, when transmitted and receipt is confirmed; (c) if sent by electronic mail, telegram, cablegram or other electronic transmission, upon delivery; (d) if sent by registered, certified or first class mail, the third business day after being sent; and (e) if sent by overnight delivery via a national courier service, two business days after being sent, in each case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Purchaser:

Riverbed Technology Limited

c/o: Riverbed Technology, Inc.

199 Fremont St.

San Francisco, CA 94105

Attention: Brett Nissenberg

Facsimile: Schedule 6.7F

Email: Schedule 6.7E

If to Guarantor:

Riverbed Technology, Inc.

199 Fremont St.

San Francisco, CA 94105

Attention: Brett Nissenberg

Facsimile: Schedule 6.7F

Email: Schedule 6.7E

If to the Sellers’ Agent:

Scottish Equity Partners LLP

17 Blythswood Square

Glasgow G2 4AD

Attention: Andrew Davison and Andrew Buchan

Facsimile: +44 (0) 141 273 4001

Email: andrew.davison@sep.co.uk and andrew.buchan@sep.co.uk

With a copy to:

Covington & Burling LLP

265 Strand

London WC2R 1BH

Attention: James Gubbins

Facsimile: +44 (2) 20 7025 0876

Email: jgubbins@cov.com

and

Morrison & Foerster (UK) LLP

CityPoint, One Ropemaker Street

London EC2Y 9AW

Attention: Trevor James

Facsimile: 020 7496 8500

Email: tjames@mofo.com

6.8 Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

6.9 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

6.10 Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California (without giving effect to principles of conflicts of laws).

(b) Venue. Except as otherwise provided in the Escrow Agreement or in Section 6.10(c), any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including a Legal Proceeding based upon intentional misrepresentation or fraud) may be brought or otherwise commenced in any state or federal court located in the County of San Francisco, State of California. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the County of San Francisco, State of California

(and each appellate court located in the County of San Francisco, State of California) in connection with any such Legal Proceeding; (ii) agrees that each state and federal court located in the County of San Francisco, State of California shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Legal Proceeding commenced in any state or federal court located in the County of San Francisco, State of California, any claim that such party is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c) Indemnification Claims. Any claim for indemnification, compensation or reimbursement pursuant to Section 5 (and, at the option of Purchaser, any other claim for a monetary remedy, such as in the case of a claim based upon intentional misrepresentation or fraud, relating to this Agreement after the Closing) shall be brought and resolved exclusively in accordance with Exhibit D (it being understood that, for the avoidance of doubt and without limiting any portion of Section 6.10(b): (i) at the option of Purchaser, any claim based upon intentional misrepresentation or fraud may be brought and resolved in accordance with Section 6.10(b) rather than in accordance with Exhibit D; and (ii) nothing in this Section 6.10(c) shall prevent Purchaser from seeking preliminary injunctive relief from a court of competent jurisdiction).

6.11 Successors and Assigns. This Agreement shall be binding upon: (a) the Sellers and their successors and assigns (if any); and (b) Purchaser and its successors and assigns (if any). This Agreement shall inure to the benefit of: (i) the Sellers; (ii) Purchaser; and (iii) the respective successors and assigns (if any) of the foregoing. After the Closing Date, Purchaser may assign any or all of its rights under this Agreement, in whole or in part, to any other Person with the prior written consent of the Sellers’ Agent (such consent not to be unreasonably withheld or delayed).

6.12 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement, for the benefit of any other party to this Agreement: (a) such other party shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such other party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

6.13 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

6.14 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any Legal Proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

6.15 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of all parties hereto; and (b) after the Closing Date, on behalf of Purchaser and the Sellers’ Agent (acting exclusively for and on behalf of all of the Sellers).

6.16 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

6.17 Parties in Interest. Except for the provisions of Section 5, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

6.18 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Closing Date; or (b) the date on which such Confidentiality Agreement is terminated in accordance with its terms.

6.19 Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained herein permitting such disclosure, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section herein permitting such disclosure; provided, however, that any information disclosed in the Disclosure Schedule shall be deemed disclosed and incorporated into any other section of the Disclosure Schedule to the extent that it is readily apparent from a plain reading of the disclosure that such disclosure is applicable to such other sections.

6.20 Release. Each Seller hereby irrevocably, unconditionally and completely releases, acquits and forever discharges Purchaser and the Acquired Companies (and the parents, successors and past, present and future assigns, directors, officers, agents, attorneys and representatives of the foregoing respective entities) from any past, present and future disputes, claims, controversies, demands, rights, obligations, liabilities, actions and causes of action of every kind and nature involving, or that may be asserted by, the undersigned in the undersigned’s capacity as holder of shares of Company Capital Stock or with respect to any other relationship between such Seller and the Acquired Companies (it being understood that this Section 6.20 does not impact any right any Seller may have: (a) under this Agreement or any other agreement, instrument or document delivered in connection with this Agreement; or (b) with respect to wages, bonuses and other employment compensation owed to any Seller who is an employee of an Acquired Company to the extent that such wages, bonuses and/or other employment compensation is owed by such Acquired Company in the ordinary course of business consistent with past practice).

6.21 Public Announcements; Confidentiality. From and after the date of this Agreement, each Seller hereby covenants with and undertakes to Purchaser that such Seller shall not issue any press release or make any public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or any of the other transactions or documents contemplated by this

Agreement, without Purchaser’s prior written consent; provided, however, that: (a) any Seller may make any disclosure to the extent required by any Legal Requirement as long as such Seller provides Purchaser with written notice of such Legal Requirement and, to the extent practicable, permits Purchaser to seek a protective order or similar form of protection prior to the disclosure by the Seller of such information; (b) any Seller may make any disclosure to the extent consistent with (and not more expansive in any material respect than) prior public disclosures by Purchaser; and (c) Purchaser and the Sellers’ Agent shall mutually agree upon the contents of a press release the publication of which shall be the first public announcement of the execution of this Agreement. Each Seller shall ensure that neither such Seller nor any of such Seller’s Representatives will make use of any of the Confidential Information except if such use is made for the benefit of the Acquired Companies or disclose any of the Confidential Information to any other Person; provided, however, that any Seller may disclose Confidential Information to the extent required by any Legal Requirement as long as such Seller provides Purchaser with written notice of such Legal Requirement and, to the extent practicable, permits Purchaser to seek a protective order or similar form of protection prior to the disclosure by the Seller of such information.

6.22 Cash Cancel Sellers. Each Cash Cancel Seller agrees that such Cash Cancel Seller shall be treated as a “Seller” for all purposes of this Agreement, other than for purposes of Sections 1.1, 1.2, 1.3(b)(i), 1.3(b)(ii), 1.3(c)(vi), 1.5, 1.6(b), 2.2(a) (but only with respect to the representations and warranties contained in the parentheses of Section 2.2(a)) and 2.5.

6.23 Construction.

(a) Gender; Etc. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) Including. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) References. Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

(e) Exchange Rate. Any amount in respect of a claim under Section 5 (including for purposes of the baskets and liability caps contained therein) shall be converted from the applicable currency to USD using the USD exchange rate as published in the Wall Street Journal East Coast Edition on the day immediately prior to the date on which the related claim is resolved (through mutual agreement, arbitration or otherwise).

[Remainder of page intentionally left blank]

IN WITNESS whereof the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

PURCHASER:

RIVERBED TECHNOLOGY LIMITED, a private limited company formed under the laws of England

By:	/s/ Jerry M. Kennelly
Name:	Jerry M. Kennelly
Title:	Director

By:	/s/ Randy S. Gottfried
Name:	Randy S. Gottfried
Title:	Director

GUARANTOR:

RIVERBED TECHNOLOGY, INC., a Delaware corporation (as Guarantor):

By:	/s/ Jerry M. Kennelly
Name:	Jerry M. Kennelly
Title:	Chief Executive Officer

SELLERS’ AGENT:

SCOTTISH EQUITY PARTNERS LLP

By:	/s/ Andrew Buchan
Name:	Andrew Buchan
Title:	General Counsel

[Signature pages of Sellers and Cash Cancel Sellers intentionally omitted]

[Remainder of page intentionally left blank]

SHARE PURCHASE AGREEMENT SIGNATURE PAGE

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Accounting Period. “Accounting Period” shall mean any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of Tax, are measured or determined.

Acquired Companies. “Acquired Companies” shall mean: (a) the Company; (b) each Subsidiary of the Company; and (c) each corporation or other Entity that has been merged into or that otherwise is a predecessor to any of the Entities identified in clauses “(a)” and “(b)” above.

Acquired Company Contract. “Acquired Company Contract” shall mean any Contract: (a) to which any Acquired Company is a party; (b) by which any Acquired Company or any of its assets is or may become bound or under which any Acquired Company has, or may become subject to, any obligation; or (c) under which any Acquired Company has or may acquire any right or interest.

Acquired Company Database. “Acquired Company Database” shall have the meaning set forth in Section 3.10(o) of the Agreement.

Acquired Company Employee. “Acquired Company Employee” shall mean any current or former employee, director or independent contractor or director of any Acquired Company.

Acquired Company Employee Agreement. “Acquired Company Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract between any Acquired Company and any Acquired Company Employee.

Acquired Company Employee Plan. “Acquired Company Employee Plan” shall mean any plan, scheme, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, profit-sharing, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, that is or has been maintained, contributed to, or required to be contributed to, by any Acquired Company for the benefit of any Acquired Company Employee, or with respect to which any Acquired Company has or may have any liability or obligation, excluding any Acquired Company Employee Agreement.

Acquired Company Employee Representative Body. “Acquired Company Employee Representative Body” shall have the meaning set forth in Section 3.16(a).

Acquired Company IP. “Acquired Company IP” shall mean all Intellectual Property and Intellectual Property Rights in which any Acquired Company has (or purports to have) an ownership interest or an exclusive license or similar exclusive right.

Acquired Company IP Contract. “Acquired Company IP Contract” shall mean any Contract to which any of the Acquired Companies is or was a party or by which any Acquired Company is or was bound, that contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Acquired Company IP or any Intellectual Property developed by, with or for any of the Acquired Companies.

Acquired Company Privacy Policy. “Acquired Company Privacy Policy” shall mean each external or internal, past or present privacy policy of any Acquired Company, including any policy relating to: (a) the privacy of users of any Acquired Company Website; (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data; and (c) any employee Personal Data.

Acquired Company Software. “Acquired Company Software” shall mean any software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used to provide services to customers or to develop, test or support the Acquired Companies’ products, distributed, licensed or sold by any Acquired Company.

Acquired Company Tax Returns. “Acquired Company Tax Returns” shall have the meaning set forth in Section 3.15(c).

Acquired Company Transaction Expenses. “Acquired Company Transaction Expenses” shall mean, to the extent that they remain outstanding at Closing, all fees, costs, expenses, payments, expenditures or Liabilities of the Acquired Companies (including those described in Section 6.4 of the Agreement), whether or not invoiced prior to the Closing, that relate to the Agreement or any of the transactions contemplated by the Agreement, including any fees, costs or expenses payable to the Company’s outside legal counsel or to any financial advisor, accountant or other Person who performed services for or on behalf of any Acquired Company, or who is otherwise entitled to any compensation from any Acquired Company, in connection with the Agreement or any of the transactions contemplated by the Agreement, together with any associated VAT or other Taxes.

Acquired Company Website. “Acquired Company Website” shall mean any public or private website owned, maintained or operated at any time by or on behalf of any Acquired Company.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) the sale, license or disposition of all or a material portion of any Acquired Company’s business or assets;

(b) the issuance, disposition or acquisition of: (i) any capital stock, membership interest or other equity security of any Acquired Company; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock, membership interest, unit or other equity security of any Acquired Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of any Acquired Company; or

(c) any merger, consolidation, business combination, reorganization or similar transaction involving any Acquired Company.

Actual Net Working Capital Amount. “Actual Net Working Capital Amount” shall have the meaning set forth in Section 1.5.

Affiliate. “Affiliate” of a specified Person shall mean a Person that as of the date of this Agreement or as of any subsequent date, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

Aggregate Earn-Out Consideration. “Aggregate Earn-Out Consideration” shall have the meaning set forth in Section 1.6(a).

Agreement. “Agreement” shall mean the Share Purchase Agreement to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

Allowance. “Allowance” shall have the meaning set forth in Section 1.5.

Amount Claimed. “Amount Claimed” shall have the meaning set forth in Section 5.9.

Arma Earn-Out Fee. “Arma Earn-Out Fee” shall mean the amount obtained by multiplying the Aggregate Earn-Out Consideration Payment (assuming for purposes of this definition that the maximum amount of the Aggregate Earn-Out Consideration Payment is the amount set forth on Schedule Arma I rather than the amount set forth on Schedule Arma II) by .04.

Available Recourse Funds. “Available Recourse Funds” shall have the meaning set forth in Section 5.9.

Black Duck Report. “Black Duck Report” shall have the meaning set forth in Section 3.10(m) of the Agreement.

Cash Cancel Sellers. “Cash Cancel Sellers” shall mean those Persons who prior to the Closing held Company Options and executed and delivered to Purchaser Company Option Cancellation Agreements with respect to such Company Options, each as identified on Schedule 1.2B.

Certified Expense Amount. “Certified Expense Amount” shall have the meaning set forth in Section 1.3(b)(iv).

Charter Documents. “Charter Documents” shall have the meaning set forth in Section 3.2.

Closing. “Closing” shall have the meaning set forth in Section 1.3(a).

Closing Consideration Certificate. “Closing Consideration Certificate” shall have the meaning set forth in Section 1.3(b)(iv).

Closing Date. “Closing Date” shall have the meaning set forth in Section 1.3(a).

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Company A Ordinary Shares. “Company A Ordinary Shares” shall mean the A ordinary shares of the Company, par value £0.01 per share.

Company Capital Stock. “Company Capital Stock” shall mean the Company Ordinary Shares, the Company A Ordinary Shares and the Company Deferred Shares.

Company Deferred Shares. “Company Deferred Shares” shall mean the deferred shares of the Company, par value £0.01 per share.

Company Financial Statements. “Company Financial Statements” shall have the meaning set forth in Section 3.4(a).

Company Option. “Company Option” shall mean each option to purchase Company Ordinary Shares (or exercisable for cash) outstanding under the Scheme or otherwise.

Company Option Cancellation Agreements. “Company Option Cancellation Agreements” shall have the meaning set forth in Section 1.3(b)(xii).

Company Ordinary Shares. “Company Ordinary Shares” shall mean the ordinary shares of the Company, par value £0.01 per share.

Company Warrant. “Company Warrant” shall mean each warrant to purchase shares of Company Capital Stock (or exercisable for cash).

Confidential Information. “Confidential Information” shall mean any information (including any technology, trade secrets, patent application, test result, research study, business plan, budget, forecast or projection) relating to any of the Acquired Companies; provided, however, that Confidential Information shall not include: (a) any information that is or becomes generally available to the public other than as a result of the disclosure of any of such information by any Seller or by any Representative of any Seller; (b) any information that becomes available to a Seller after the Closing on a non-confidential basis from a source other than Purchaser or any of Purchaser’s affiliates or Representatives, provided that such source is not known to such Seller to be bound by any contractual or other obligation of confidentiality to Purchaser or to any other Person with respect to any of such information; or (c) any information that is independently developed by such Seller without use or reference to any of the foregoing information.

Confidentiality Agreement. “Confidentiality Agreement” shall mean that certain Mutual Non-Disclosure Agreement dated January 25, 2011 between Purchaser and the Company.

Consent. “Consent” shall mean any approval, clearance, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contaminant. “Contaminant” includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws or which upon release into the Environment presents a danger to the Environment or to the health or safety or welfare of any Person.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

CTA 2009. “CTA 2009” shall have the meaning set forth in Section 3.15(u).

CTA 2010. “CTA 2010” shall have the meaning set forth in Section 3.15(u).

Damages. “Damages” shall include any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable and documented attorneys’ fees), charge, cost (including reasonable costs of investigation) or expense of any nature; provided, however that Damages shall be net of any insurance proceeds actually recovered by Purchaser from insurance policies acquired by an Acquired Company prior to the Closing (it being understood that: (a) Purchaser shall have no obligation to seek recovery of any insurance proceeds; and (b) the costs of seeking any such recovery, including any premium increases, shall be an offset to the reduction for insurance recoveries).

Data Room. “Data Room” shall mean the virtual data room prepared by the Company in connection with the transactions contemplated by this Agreement and maintained at https://mofo.projectfusion.com/.

Designated Representations. “Designated Representations” shall mean the representations and warranties contained in: Section 3.3(e); Section 3.3(f); Section 3.7(a)(B); Section 3.10(n); Section 3.11(c); Section 3.12; the second sentence of Section 3.16(i); Section 3.16(k); Section 3.17; Section 3.22(d) (to the extent that they are qualified by the first use of the word “material” in Section 3.22(d)); and Section 3.22(e).

Designated Sellers. “Designated Sellers” shall mean James Darragh, Charles Hobley and David Day.

Disclosure Schedule. “Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to Purchaser on behalf of the Company and prepared in accordance with Section 6.19 of the Agreement.

Earn-Out Consideration. “Earn-Out Consideration” shall have the meaning set forth in Section 1.6(a).

Earn-Out Consideration Fees. “Earn-Out Consideration Fees” shall have the meaning set forth in Section 1.6(e).

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, or other form of security interest or arrangement and any agreement to create (or any facts or circumstances that would result in) any of the foregoing.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

Environment. “Environment” includes: (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.

Environmental Law. “Environmental Law” shall mean: (a) the common law; and (b) all Legal Requirements, by-laws, orders, instruments, directives, decisions, injunctions and judgments of any government, local government, international, supranational, executive, administrative, judicial or regulatory authority or agency and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto).

Environmental Licenses. “Environmental License” shall mean any Consent or Governmental Authorization required by or pursuant to any applicable Environmental Laws.

Environmental Release. “Environmental Release” shall mean the spilling, leaking, pumping, pouring, emitting, releasing, emptying, discharging, injecting, escaping, leaching, dumping, leaving, discarding or disposing of any Contaminant into or upon the Environment.

Escrow Agent. “Escrow Agent” shall mean J.P. Morgan Chase Bank, N.A., London Branch.

Escrow Agreement. “Escrow Agreement” shall mean the escrow agreement to be entered into among Purchaser, the Sellers’ Agent and the Escrow Agent on the Closing Date, substantially in the form previously agreed to by Purchaser and the Sellers.

Exercise Price. “Exercise Price” shall mean $1,424,310.84 (representing £882,800.82 converted from £ to USD using the USD exchange rate as published in the Wall Street Journal East Coast Edition on July 15, 2011) being the aggregate of the amounts set forth opposite certain Sellers’ names on Schedule 1.2A, being the total exercise price payable by each of those Sellers to exercise their Company Options and Company Warrants and which shall be payable by Purchaser to the Company on behalf of the relevant Seller out of the Gross Purchase Price receivable by the relevant Seller.

Excess One Year Bookings. “Excess One Year Bookings” shall have the meaning set forth in Section 1.6(a).

Final Objection Notice. “Final Objection Notice” shall have the meaning set forth in Section 1.6(e).

Final Release Date. “Final Release Date” shall have the meaning set forth in Section 5.12(b).

General Escrow Account. “General Escrow Account” shall have the meaning set forth in Section 1.2(b)(i).

General Escrow Amount. “General Escrow Amount” shall have the meaning set forth in Section 1.2(b)(i).

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

Grant Date. “Grant Date” shall have the meaning set forth in Section 3.3(b).

HMRC. “HMRC” shall have the meaning set forth in Section 3.15(i).

ICTA. “ICTA” shall have the meaning set forth in Section 3.15(b).

IHTA. “IHTA” shall have the meaning set forth in Section 3.15(y).

Indebtedness. “Indebtedness” shall mean without duplication: (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Acquired Companies, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks or other financial institutions, on equipment leases or otherwise; (b) all deferred indebtedness of the Acquired Companies for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business); (c) all obligations of the Acquired Companies to pay rent or other amounts under a lease which is required to be classified as a financial lease on the face of a balance sheet prepared in accordance with United Kingdom GAAP (applied on a basis consistent with the basis on which the Company Financial Statements were prepared); (d) all outstanding reimbursement obligations of the Acquired Companies with respect to payments made by third parties under letters of credit, bankers’ acceptances or similar facilities issued for the account of the Acquired Companies; (e) all obligations of the Acquired Companies under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all guaranties, endorsements, assumptions and other contingent obligations of the Acquired Companies in respect of, or to purchase or to otherwise acquire, indebtedness of others; and (g) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment, as a result of the consummation of the transactions contemplated by the Agreement or in connection with any lender Consent.

Initial Objection Notice. “Initial Objection Notice” shall have the meaning set forth in Section 1.6(e).

Insurance Premium. “Insurance Premium” shall mean the amount set forth on Schedule Insurance.

Intellectual Property. “Intellectual Property” shall mean sales methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, circuit designs and assemblies, gate arrays, net lists, test vectors, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all available tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Intellectual Property Rights. “Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) rights in databases; (f) other proprietary rights in Intellectual Property; and (g) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above.

ITEPA. “ITEPA” shall have the meaning set forth in Section 3.15(o).

Knowledge. An individual shall be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Lender. “Lender” shall have the meaning set forth in Section 1.3(b)(ix).

Liability. “Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with United Kingdom GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Loan Notes. “Loan Notes” shall mean loan notes of Purchaser constituted by a loan note instrument substantially in the form of Exhibit C.

Made Available. “Made Available,” with respect to any information, document or other material, shall mean that such information, document or material was: (a) delivered to Purchaser via electronic mail or in hard copy form at least 72 hours prior to the execution of the Agreement; or (b) made available for review by Purchaser at least 72 hours prior to the execution of the Agreement in the Data Room.

Material Adverse Effect. “Material Adverse Effect” shall mean any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is materially adverse to the business, condition, assets (taken as a whole), capitalization, operations, results of operations, financial performance or prospects of the Acquired Companies, taken as a whole; provided however, that: (i) an Effect that has been cured in all respects shall not constitute a Material Adverse Effect; and (ii) in no event shall any Effects resulting from any changes in laws (to the extent that such changes do not have a disproportionate impact on the Acquired Companies) be deemed to constitute a Material Adverse Effect.

Material Contracts. “Material Contracts” shall have the meaning set forth in Section 3.11(a).

Net Working Capital Amount. “Net Working Capital Amount” shall mean the difference (whether positive or negative) of: (a) the consolidated current assets of the Acquired Companies as of the Closing; minus (b) the consolidated liabilities (current and long term) of the Acquired Companies as of the Closing (including, for the avoidance of doubt, liabilities relating to Taxes (including the employer portion of any national insurance contributions not deducted from the purchase price pursuant to Schedule 1.2A or Schedule 1.2B relating to any options that were exercised or cash cancelled in connection with the Agreement) and 25% of deferred revenue), in each case as determined in accordance with United Kingdom GAAP as of the Closing; provided, however, that, whether or not the following is consistent with United Kingdom GAAP: (i) “current assets” shall exclude: (A) any receivable from the Sellers or any Affiliate of any of the Sellers, unless accrued in the ordinary course of business through the sale of Acquired Company Products; (B) any Tax-related asset; (C) any Tax credit; and (D) any cash provided to the Company by Purchaser or any Affiliate of Purchaser to enable the Company to pay amounts due under the Company Option Cancellation Agreements; (ii) “current assets” shall include an amount equal to the aggregate exercise price of all outstanding Company Options and Company Warrants exercised or cash cancelled in connection with the Closing (as such aggregate exercise price is contemplated by Schedule 1.2A and Schedule 1.2B to the Agreement) (it being understood that the exercise price of Company Options and Company Warrants that lapse or are terminated in connection with the Closing without being exercised or cash cancelled are not being so included); (iii) “current liabilities” shall exclude: any obligation of the Company to make cash payments under Company Option Cancellation Agreements; and (iv) “current liabilities” shall include (A) the Certified Expense Amount; and (B) any earn-out or contingent consideration payable in connection with the Company’s acquisition of certain of the assets of art of defence GmbH (it being understood that for purposes of Section 1.5, £ shall be converted into USD using the £ to USD exchange rate as published in the Wall Street Journal East Coast Edition on the Closing Date).

Net Working Capital Shortfall. “Net Working Capital Shortfall” shall have the meaning set forth in Section 1.5.

Noble Indebtedness. “Noble Indebtedness” shall have the meaning set forth in Section 1.3(b)(ix).

Non-Party Shareholder. “Non-Party Shareholder” means the person named on Schedule Non-Party Shareholder.

Non-Party Shares. “Non-Party Shares” means the 2,000 Company Ordinary Shares and 48,000 Company Deferred Shares held by the Non-Party Shareholder immediately prior to the Closing.

off-balance sheet arrangement. “off-balance sheet arrangement” shall have the meaning set forth in Section 3.5(c).

One Year Period. “One Year Period” shall have the meaning set forth in Section 1.6(a).

One Year Bookings. “One Year Bookings” shall have the meaning set forth in Section 1.6(a).

One Year Bookings Statement. “One Year Bookings Statement” shall have the meaning set forth in Section 1.6(e).

Open Source Code. “Open Source Code” shall mean any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

Option Tax. “Option Tax” shall mean $2,665,193.09, being the estimated aggregate of the amounts set forth opposite certain of the Sellers’ names on Schedule 1.2A and Schedule 1.2B, being the estimated aggregate amount of the income tax and employee’s and employer’s national insurance contributions which will arise in connection with or as a result of the exercise or cash cancellation of the Company Options.

Participation Percentage. “Participation Percentage” shall mean the Participation Percentage set forth opposite each Seller’s name on Schedule 1.2A or Schedule 1.2B, as applicable.

Pension Scheme. “Pension Scheme” shall mean Standard Life Group Stakeholder Pension Plan and the Skandia Group Personal Pension Plan.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Data. “Personal Data” shall mean any of the following kinds of data or information that are in the possession of any Acquired Company, are used by Acquired Company, or are collected by or on behalf of any Acquired Company from users of any Acquired Company Website: a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

Possibly Uninsured Damages. “Possibly Uninsured Damages” shall have the meaning set forth in Section 5.9.

Properties. “Properties” means the leasehold properties held or occupied by any Acquired Company.

R&W Claims Advisor. “R&W Claims Advisor” shall mean Marsh Risk & Insurance Services Inc.

R&W Insurance Amount. “R&W Insurance Amount” shall mean $16,500,000; provided, however, that with respect to matters relating to Taxes, R&W Insurance Amount shall mean $25,000,000.

R&W Insurance Policy. “R&W Insurance Policy” shall mean the following policy of insurance: Representations and Warranties Insurance Policy issued by the R&W Insurer.

R&W Insurer. “R&W Insurer” shall mean The Pacific Insurance Company Limited.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights, registered trademarks and all applications for any of the foregoing.

Related Party. “Related Party” shall mean: (a) each individual who is, or who has at any time since inception been, an officer or director of the Company; (b) each member of the immediate family of each of the individuals referred to in clauses “(a),” above; and (c) any trust or other Entity (other than the Company) in which any one of the Persons referred to in clauses “(a)” and “(b)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

Release Amount. “Release Amount” shall have the meaning set forth in Section 5.12(c).

Remaining General Escrow Cash. “Remaining General Escrow Cash” shall have the meaning set forth in Section 5.12(b).

Remaining Special Escrow Cash. “Remaining Special Escrow Cash” shall have the meaning set forth in Section 5.12(a).

Representatives. “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

Scheme. “Scheme” shall mean the Zeus Technology Limited Share Option Scheme adopted by resolution of the board or directors of the Company on January 17, 2006 and the Zeus Technology Limited Unapproved Discretionary Share Option Scheme adopted by resolution on December 24, 1999.

Sellers’ Agent. “Sellers’ Agent” shall have the meaning set forth in Section 6.1(a).

Sellers’ Solicitors. “Sellers’ Solicitors” shall mean Morrison & Foerster (UK) LLP of CityPoint, One Ropemaker Street, London EC2Y 9AW.

Severance. “Severance” shall mean any contractual or enhanced redundancy payment or other payment due on termination of employment whether contractual, discretionary or due by custom and practice, including payments due under any benefit plan on termination of employment but excluding any statutory payment.

Share Certificate. “Share Certificate” shall have the meaning set forth in Section 1.3(b)(i).

Shares. “Shares” shall have the meaning set forth in Recital A.

Special Escrow Account. “Special Escrow Account” shall have the meaning set forth in Section 1.2(b)(ii).

Special Escrow Amount. “Special Escrow Amount” shall have the meaning set forth in Section 1.2(b)(ii).

Specified Company Products. “Specified Company Products” shall have the meaning set forth in Section 1.6(a)(vii).

Specified Period. “Specified Period” shall have the meaning set forth in Section 1.6(a)(v).

Specified Representations. “Specified Representations” shall mean the representations and warranties set forth in Sections 2, 3.3, 3.10, 3.13 and 3.15 of the Agreement.

Subsidiary. An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

Target Net Working Capital Amount. “Target Net Working Capital Amount” shall mean the amount set forth on Schedule Target Net Working Capital Amount

Tax; Taxation. “Tax” and “Taxation” includes all forms of taxation, social security contributions and statutory, governmental, supra-governmental, state, principal, local government or municipal impositions, duties, contributions, customs and levies, whenever and wherever imposed, and all fines, penalties, charges, surcharges, costs, expenses and interest relating thereto and without limitation all employment taxes and any deductions or withholdings of any sort regardless of whether any such taxes, impositions, duties, contributions, charges and levies are chargeable directly or primarily against or attributable directly or primarily to an Acquired Company, or any other person and of whether any amount in respect of any of them is recoverable from any other person.

Tax Authority. “Tax Authority” shall mean any Governmental Body wherever in the world having authority, competence or jurisdiction in relation to Tax.

Tax Covenant. “Tax Covenant” shall mean the Tax Covenant forming Exhibit B of the Agreement.

Tax Relief. “Tax Relief” shall mean any repayment or right to repayment of Tax and (without limitation) any other relief, set off, loss, allowance, deduction, credit, debit, expense, charge or exemption in respect of any Tax and/or which may be taken into account in computing, reducing or eliminating any Tax or against profits, income or gains of any, or any particular, description or from any, or any particular, source for any Tax purpose.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Termination Date. “Termination Date” shall have the meaning set forth in Section 5.1(a).

TUPE. “TUPE” shall mean Transfer of Undertakings (Protection of Employment) Regulations 2006 as amended from time to time (or any relevant domestic legislation implementing or having the effect of implementing the provisions of the European Community Directive 2001/23/EC (which consolidates Directive 77/187/EC as amended by Directive 98/50/EC).

United Kingdom GAAP. “United Kingdom GAAP” shall mean generally accepted accounting principles in the United Kingdom, consistently applied.

United States person. “United States person” shall have the meaning specified in Code section 7701(a)(30).

User Data. “User Data” shall mean any Personal Data or other data or information collected by or on behalf of any Acquired Company from users of any Acquired Company Website.

Zeus Inc. “Zeus Inc.” shall have the meaning set forth in Section 1.3(b)(ix).

EXHIBIT B

TAX COVENANT

1.	DEFINITIONS AND CONSTRUCTION

1.1	Save where expressly defined in this Exhibit B, words and expressions defined for the purposes of the Agreement shall have the same meaning in this Exhibit B.

1.2	In this Exhibit B:

Accounting Period means any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of Tax, are measured or determined.

Event means any transaction, act, event, omission or change in circumstance of whatever nature and (without limitation) includes any change in the residence of any Person for the purposes of any Tax, the discontinuance of any trade, the entry into or execution of the Agreement, Closing, the expiry of a period of time, any Acquired Company becoming or ceasing to be associated with any Person for any Tax purpose or ceasing to be or becoming resident in any country for any Tax purpose, the liquidation of any Person, the death of any Person and any transaction, act, event, omission or change of circumstance of whatever nature which is deemed to have occurred for the purposes of any Tax.

Pre-Closing Tax Affairs means the Tax affairs of an Acquired Company for which Purchaser is responsible under clause 7.1.

Purchaser’s Group means Purchaser, any holding company of Purchaser and all subsidiaries of Purchaser or that holding company (excluding the Acquired Companies), from time to time.

Purchaser’s Relief means any Relief which:

(a)	has been taken into account in computing the Net Working Capital Amount.

(b)	is not available before Closing but arises to any Acquired Company in respect of any Event occurring or period commencing after Closing or in consequence of any expenditure incurred or losses arising after Closing.

Relief includes any repayment or right to repayment of Tax and (without limitation) any other relief, set off, loss, allowance, deduction, credit, debit, expense, charge or exemption in respect of any Tax and/or which may be taken into account in computing, reducing or eliminating any Tax or against profits, income or gains of any, or any particular, description or from any, or any particular, source for any Tax purpose.

Tax Claim includes any notice, demand, assessment, claim, counterclaim, return, determination, letter or other document or communication issued or any action taken by or on behalf of any Tax Authority or any Acquired Company from which it appears that a Tax Liability will or may be imposed on or suffered by any Acquired Company.

Tax Documents means the Tax Returns, claims, elections, correspondence and other documents which Purchaser is required to prepare on behalf of any Acquired Company under clause 7.1(a), (b) and (c).

Tax Liability means:

(a)	any Liability or increase in a Liability to make an actual payment of or in respect of Tax;

(b)	the loss or reduction of any Relief or the setting-off against income, profits or gains of any Relief (in circumstances where, but for that setting-off, Purchaser would have been able to make a claim against the Sellers under this Exhibit B) which in either case falls within paragraph (a) of the definition of Purchaser’s Relief;

(c)	the loss or reduction of a right to repayment of Tax or the setting-off against any Tax Liability of any right to repayment of Tax which has been treated as an asset of any Acquired Company in the calculation of the Net Working Capital Amount;

(d)	the setting-off against income, profits or gains earned, accrued or received on or before Closing or against any Tax chargeable in respect of an Event occurring on or before Closing of any Relief falling within paragraph (b) of the definition of Purchaser’s Relief in circumstances where, but for that setting-off, Purchaser would have been able to make a claim against the Sellers under this Exhibit B;

and in any case to which paragraph (b), (c) or (d) applies the amount of the Tax Liability shall be:

(i)	in any case falling within paragraph (b), the amount of the reduction in the Relief, the amount of the Relief so lost or the amount of the Relief so set-off, as the case may be, unless the Relief is a deduction from or offset against gross income, profits or gains, in which case the amount of Tax Liability shall be the amount of the Tax which would (on the basis of the Tax rates at which the Relief was taken into account in the calculation of the Net Working Capital Amount have been saved as a result of the Relief but for the loss, reduction or set-off;

(ii)	in any case falling within paragraph (c), the amount of the repayment which would have been obtained but for the loss or set-off or the amount of the reduction;

(iii)	in any case falling within paragraph (d), the amount of the Tax that would otherwise have been payable but for the setting off.

Tax Warranties means the representations and warranties contained in Section 3.15 of the Agreement or otherwise relating to Taxes.

Time Limit means the latest date on which a Tax Document can be executed or delivered to the relevant Tax Authority without either incurring a Liability to pay interest or a penalty or rendering the Tax Document ineffective.

1.3	References in this Exhibit B to “income, profits or gains” include references to income, profits or gains (including capital gains) of any description and from any source and references to income, profits or gains earned, accrued or received, shall unless otherwise specified, include a reference to income, profits or gains deemed to have been earned, accrued or received for Tax purposes.

1.4	References in this Exhibit B to “income, profits or gains” being “earned, accrued or received” on or before a particular date or in respect of a particular period shall include a reference to income, profits or gains which are deemed to have been earned, accrued or received before that date or in respect of that period for Tax purposes.

1.5	References in this Exhibit B to any costs and expenses incurred by Purchaser or by any Acquired Company shall include a reference to a reasonable charge for any time spent by a director or employee of Purchaser or any Acquired Company.

1.6

For the purposes of determining whether a Tax Liability or a Relief arises in respect of, by reference to or in consequence of an Event which occurred on or before Closing (or after Closing as the case may be) or any income, profits or gains earned, accrued or received on or before Closing (or after

Closing as the case may be), an Accounting Period shall be treated as ending at the end of the day on which Closing occurs. An Event also includes the result of a series or combined result of two or more Events, the first of which was an Event occurring on or before Closing or the commencement of which shall have occurred on or before Closing.

2.	COVENANT TO PAY

Each of the Sellers hereby severally and pro rata (based upon such Seller’s Participation Percentage) covenants with Purchaser to pay to Purchaser, or if so directed by Purchaser to an Acquired Company on behalf of Purchaser, by way of adjustment to the consideration payable under the Agreement for the Shares):

(a)	an amount equal to any Tax Liability of an Acquired Company arising in respect of, by reference to or in consequence of:

(i)	any income, profits or gains earned, accrued or received on or before Closing;

(ii)	any Event which occurred on or before Closing or is deemed for any Tax purposes to have occurred on or before Closing;

(iii)	a relationship of any Acquired Company which existed at any time before Closing with any Person other than a company which is a member of Purchaser’s Group, whensoever arising;

(b)	an amount equal to any inheritance tax Liability which:

(i)	is at Closing a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares or assets of any Acquired Company; or

(ii)	after Closing becomes a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares or assets of any Acquired Company, being an actual Liability to inheritance tax arising as a result of the death of any Person within six years after a transfer of value (or a deemed transfer of value) if a charge on or power to sell, mortgage or charge any such shares or assets would, if the death had occurred immediately before Closing and the inheritance tax payable as a result thereof had not been paid, have existed at Closing and which is discharged by enforcement of such a charge or by exercise of such a power of sale, mortgage or charge;

(c)	an amount equal to any Liability of any Acquired Company which arises at any time to account for income tax or national insurance contributions in respect of the grant, exercise, surrender, exchange or other disposal of an option or other right to acquire securities or in respect of any acquisition, holding, variation or disposal of employment-related securities (as defined for the purposes of Part 7 ITEPA) where the acquisition of the security or the grant of the option or other right to acquire the security occurred on or before Closing;

(d)	an amount equal to any Liability of any Acquired Company, or Purchaser’s Group to account to HMRC for any amount of, or representing, United Kingdom income tax or national insurance contributions which may arise in respect of or in connection with the Earn-Out Consideration or the Loan Notes; and

(e)	all costs and expenses properly incurred by Purchaser, its Affiliates or an Acquired Company in connection with a successful claim under this Exhibit B.

3.	EXCLUSIONS AND LIMITATIONS

3.1	The Sellers shall not be liable under clause 2 in respect of any Tax Liability to the extent that:

(a)	provision or reserve in respect of that Tax Liability has been made in calculating the Net Working Capital Amount;

(b)	the Tax Liability was paid or discharged before Closing and the payment or discharge was reflected in the calculation of the Net Working Capital Amount;

(c)	the amount for income tax or national insurance contributions in respect of the grant, licence, surrender, exchange or other disposal of an option is paid by the relevant individual who held the option;

(d)	such Tax Liability arises or is increased as a result of a change in Legal Requirements after Closing, or a change or withdrawal after Closing of any previously published practice or concession of general application;

(e)	such Tax Liability arises or is increased directly in consequence of any failure by the Purchaser to comply with any of its obligations under this Exhibit B;

(f)	the Tax Liability arises or is increased as a result of the making of an election under Code section 338(g) (or any comparable provision of the United States state or local law); or

(g)	the Tax Liability arises or is increased as a result of the making of any United States entity classification tax election on Inland Revenue Service Form 8832, or any successor or other form prescribed by the Internal Revenue Service.

3.2	The Sellers shall not be liable under clause 2(a) in respect of any Tax Liability to the extent that:

(a)	the Tax Liability would not have arisen but for any voluntary transaction or action carried out or effected by Purchaser or any Acquired Company after Closing which was outside the ordinary course of business of such Acquired Company or Purchaser, save that this limitation shall not apply where the voluntary transaction or action was carried out or effected by Purchaser or an Acquired Company:

(i)	pursuant to an obligation of any Acquired Company created on or before Closing or an obligation of Purchaser under the Agreement;

(ii)	with the approval of or at the request of the Sellers; or

(iii)	pursuant to an obligation imposed on an Acquired Company by any Legal Requirement or directive or the published practice of any Tax Authority.

(b)	such Tax Liability would not have arisen but for the winding-up of, or the cessation of trade or business by, or a change in the nature or conduct of the trade or business of any Acquired Company on or after Closing; or

(c)	any Relief (other than a Purchaser’s Relief) is available, or is for no consideration made available, to the relevant Acquired Company to set against or otherwise mitigate the Tax Liability;

3.3	Except in the case of intentional misrepresentation or fraud, the amount of payments that the Sellers can be required to make to Purchaser pursuant to this Exhibit B shall be limited by Section 5.3(d)(ii)(B) of the Agreement.

3.4	Except in the case of intentional misrepresentation or fraud, Purchaser shall not be entitled to recover any amount under this Exhibit B under clause 2(a) or 2(c) unless notice of the Tax Liability is given in writing by Purchaser to the Sellers pursuant to clause 4 within seven years following Closing.

3.5	Purchaser shall not be entitled to recover any amount under clause 2, to the extent recovery (less costs and expenses of recovery) in respect of the same amount has been made by the Purchaser under the Tax Warranties.

4.	NOTIFICATION OF CLAIMS AND CONDUCT OF DISPUTES

4.1	If Purchaser or any Acquired Company becomes aware of any Tax Claim which could give rise to a Liability for the Sellers under this Exhibit B or under the Tax Warranties, Purchaser shall give notice to the Sellers’ Agent of the Tax Claim as soon as reasonably practicable, or otherwise within ten business days, provided that the failure of Purchaser to give the Sellers’ Agent written notice shall not excuse any of the Sellers from their obligations under this Exhibit B.

4.2	If any of the Sellers become aware of any Tax Claim which could give rise to a Liability for the Sellers under this Exhibit B or under the Tax Warranties for whatever reason, the Sellers’ Agent shall notify Purchaser in writing within ten business days of having become aware of such Tax Claim and Purchaser shall be deemed to have given the Sellers’ Agent notice of the Tax Claim for the purposes of this clause 4 on receipt of such notification.

4.3	Provided that the Sellers confirm to Purchaser in writing that they are liable to pay amounts of any Liability, subject to Section 5.3(d)(ii)(B) of the Agreement, of any Acquired Company or any member of the Purchaser’s Group that may arise as a result or outcome of such actions or proceedings, and any costs, subject to Section 5.3(d)(ii)(B) of the Agreement, of any Acquired Company or a member of the Purchaser’s Group in respect thereof, the Sellers’ Agent shall have the right to require Purchaser to take such action or procure that an Acquired Company takes such action as the Sellers’ Agent reasonably requests to dispute, negotiate, compromise, resist, appeal or defend the Tax Claim provided that:

(a)	the Sellers’ Agent shall inform Purchaser in writing of the content of all discussions, correspondence or other communication which it or any Seller is intending to have with or submit to any Tax Authority at least 20 business days prior to the intended discussion or submission of the correspondence or other communication (in each case the Intended Communication). Neither the Sellers’ Agent nor any of the Sellers shall submit, make or have any Intended Communication without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed);

(b)	the Sellers’ Agent and the Sellers shall keep Purchaser fully and promptly informed of all matters relating to the Tax Claim (including providing copies of all correspondence, notes of conversations and meetings and other documents);

(c)	the Sellers’ Agent shall obtain Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed) to the appointment of solicitors or other professional advisers;

(d)	the Sellers’ Agent shall not settle or compromise a Tax Claim or agree any matter in the conduct of the Tax Claim without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed);

(e)	Purchaser shall not be obliged to procure that any Acquired Company makes or defends any appeal before a tribunal, court or other body unless in the written opinion of leading Tax counsel (Counsel) the appeal or defence would be reasonable in all the circumstances having regard to the amounts involved, the likelihood of success and any future Tax Liability or other Liability of any Acquired Company or any member of the Purchaser’s Group. Counsel shall be chosen by Purchaser and shall be instructed by Purchaser, who shall give the Sellers’ Agent an opportunity to comment on the instructions in draft;

(f)	Purchaser shall not be obliged to procure that any Acquired Company makes or defends any appeal before the Court of Appeal or any superior tribunal;

(g)	Purchaser shall not be obliged to take or procure that any Acquired Company takes any action if, in Purchaser’s reasonable opinion:

(i)	it would constitute fraudulent or negligent conduct on the part of Purchaser and/or any Acquired Company or any member of Purchaser’s Group; or

(ii)	it would be materially prejudicial to the reputation or business or financial interests of Purchaser, any Acquired Company or any member of Purchaser’s Group or it is contrary to the legal obligations of any of them; or

(iii)	it would be materially prejudicial to the Tax affairs of Purchaser, any Acquired Company or any member of Purchaser’s Group;

(iv)	the Tax Claim or Liability derives from, or arises out of, or is in connection with any dishonest or fraudulent act or omission or willful default by or of the Sellers at any time or by or of any Acquired Company or by or of any Affiliate of the Sellers or of any Acquired Company prior to Closing;

(h)	Purchaser shall not be obliged to take or procure that any Acquired Company takes any action if:

(i)	the Sellers are in breach of any of their obligations under this clause 4;

(ii)	any of the Sellers are declared bankrupt or become the subject of bankruptcy proceedings or become insolvent and corporate action, or other steps, are taken or legal proceedings are started for the winding up, dissolution or administration or for the appointment of a receiver, administrator, trustee or similar officer of any of the Sellers or any of their assets, or are unable to pay its debts as they fall due, starts negotiations with a creditor with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of, or a composition with, its creditors; or

(iii)	it would require the Purchaser or any Acquired Company to take any action against any Person who is at the time in question either an employee or director of any Acquired Company or a member of the Purchaser’s Group, or any company that is at the time in question a member of the Purchaser’s Group;

(j)	No Acquired Company shall be required to appeal against any assessment or demand for Tax where it is a requirement for such an appeal that the Tax be paid, unless payment has first been made by the Sellers to Purchaser or the Acquired Company (as directed by the Purchaser) of an amount equal to such Tax;

(k)	Neither Purchaser nor any Acquired Company shall be subject to any claim by or Liability to the Sellers for non-compliance with any of the foregoing provisions of this clause 4 if Purchaser or the Acquired Company has acted in good faith in accordance with the instructions of the Sellers’ Agent;

(l)	Purchaser shall be free to satisfy or settle the Tax Liability which is the subject of the Tax Claim on such terms as it thinks fit on the earliest of:

(i)	the fifteenth business day following service of a notice in relation to the Tax Claim under clause 4.1 if Purchaser has not by that fifteenth business day received written notice from the Sellers’ Agent stating that the Sellers’ Agent wishes to exercise its rights under this clause 4.3; or

(ii)	the date that the Sellers’ Agent informs Purchaser in writing that it does not wish Purchaser or any Acquired Company to dispute, negotiate, compromise, resist, appeal or defend the Tax Claim; and

(iii)	the latest date on which any appeal can be made in respect of the Tax Claim if the Sellers’ Agent has not, at least five business days before that date, informed Purchaser that it wishes such an appeal to be made; and

(m)	the Sellers shall first indemnify and secure Purchaser and each Acquired Company to their satisfaction against all costs, expenses, losses (including any Tax Liability) and damages that may arise from the exercise by the Sellers’ Agent or any of the Sellers of its rights under this clause 4.

5.	DUE DATE FOR PAYMENT AND INTEREST

5.1	The date for payment (in cleared funds) of any amount which becomes due under clause 2 shall be as follows:

(a)	where the Liability of the Sellers relates to a Liability of any Acquired Company to make payment of or in respect of Tax, the later of:

(i)	five business days after the Sellers’ Agent receives a written demand from Purchaser; and

(ii)	five business days before the date on which the Tax is due and payable by an Acquired Company; and

(b)	where the Liability of the Sellers relates to the loss, setting off or reduction of any Relief, the later of:

(i)	five business days after the Sellers’ Agent receives a written demand from Purchaser; and

(ii)	five business days before the date on which Tax would have become due and payable but for the loss, set-off or reduction; and

(c)	where the Liability of the Sellers relates to the loss or reduction of a right to repayment of Tax, the later of:

(i)	five business days after the Sellers’ Agent receives a written demand from Purchaser; and

(ii)	five business days before the date on which the repayment of Tax would have been payable but for the loss or reduction of the right to repayment; and

(d)	where the Liability of the Sellers relates to an amount of inheritance tax within clause 2(b), five business days after the Sellers’ Agent receives a written demand from Purchaser; and

(e)	where the Liability of the Sellers relates to Purchaser’s or any Acquired Company’s costs and expenses, the later of:

(i)	five business days after the Sellers’ Agent receives a written demand from Purchaser setting out details of the costs and expenses in question; and

(ii)	five business days before the date on which any Acquired Company or Purchaser becomes liable to pay those costs and expenses.

5.2	For the purposes of this clause, the date on which an amount of UK corporation tax (the Corporation Tax) does or would become due and payable by an Acquired Company shall be determined to be:

(a)	in respect of corporation tax for any Accounting Period of an Acquired Company ending on or after 1 July 1999 in which the Acquired Company is a “large Acquired Company” within the meaning of the Instalment Regulations, the date or dates upon which the Corporation Tax would be treated as becoming due and payable by Regulations 4 and 5 of the Instalment Regulations on the assumption that the Corporation Tax payable by the Acquired Company is the “total liability” of the Acquired Company for that period within the meaning of the said Regulations 4 and 5 (but nevertheless despite that assumption treating the Acquired Company as a “large Acquired Company” (within that meaning) for this purpose if it actually is a “large Acquired Company” (within that meaning) in that period);

(b)	in respect of corporation tax for any other Accounting Period of any Acquired Company, the date which is nine months following the end of the Accounting Period.

5.3	Any sum not paid by the Sellers on the due date for payment as specified in clause 5.1 shall bear interest (which shall accrue from day to day after as well as before any judgment for the same) from the due date to and including the day of actual payment at a rate of 2 per cent per annum over the base rate of HSBC Bank Plc from time to time, provided that no interest shall accrue to the extent that the Sellers’s Liability under clause 2 extends to interest or penalties arising after the due date.

6.	WITHHOLDINGS, DEDUCTIONS AND TAXATION OF INDEMNITY PAYMENTS

6.1	All sums payable by the Sellers to Purchaser, or if directed by Purchaser, to an Acquired Company under this Exhibit B or the Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by applicable Legal Requirements. If any deduction or withholding is required by any Legal Requirement, the Sellers shall be obliged to pay to Purchaser or the applicable Acquired Company such sum as will after the deduction or withholding has been made leave Purchaser or such Acquired Company with the same amount as it would have been entitled to receive in the absence of any requirement to make a deduction or withholding.

6.2	If any sum payable to Purchaser or, if directed by Purchaser, to any Acquired Company under this Exhibit B or the Agreement is subject to Tax in the hands of Purchaser or any Acquired Company, then the amount so payable shall be increased by such amount as will ensure that after the payment of the Tax so charged (or, if no Tax is paid because of the availability of a Relief, assuming for the purposes of this clause 7.2 that Tax was paid at the Tax rate current at that time) Purchaser or the Acquired Company receives an amount equal to the amount that Purchaser or Acquired Company would otherwise have received under this Exhibit B or the Agreement had the payment not been subject to Tax.

7.	MANAGEMENT OF PRE-CLOSING TAX AFFAIRS

7.1	Subject to the following provisions of this clause 7 and clause 4, Purchaser or its duly authorised agents shall, in respect of all Accounting Periods ending on or before Closing, and in respect of the Accounting Period commencing before but ending after Closing, be entitled to:

(a)	prepare and submit the Tax Returns of each Acquired Company;

(b)	prepare and submit on behalf of each Acquired Company all claims, elections, surrenders, disclaimers, notices and consents relating to Tax; and

(c)	deal with all matters relating to Tax which concern or affect any Acquired Company, including all negotiations and correspondence with any Tax Authority and the making of any agreements relating to Tax.

7.2	Purchaser or its duly authorised agents shall in respect of all Accounting Periods referred to in Clause 7.1:

(a)	deliver all Tax Documents which have been prepared by or on behalf of Purchaser in accordance with clause 7.1 to the Sellers’ Agent in draft at least twenty business days prior to their intended submission to a Tax Authority in order to allow the Sellers’ Agent to comment on the Tax Documents in accordance with clause 7.3; provided, however, that if a Time Limit applies in relation to any such Tax Document, Purchaser shall ensure that the Sellers’ Agent receives the draft Tax Document no later than fifteen business days before the expiry of the Time Limit;

(b)	deliver a copy or a note of all material correspondence or other material communication which it receives from or has with a Tax Authority to the Sellers’ Agent within ten business days of receipt of that correspondence or communication from the Tax Authority; and

(c)	inform the Sellers’ Agent in writing of the content of all material discussions, material correspondence or other material communication which it is intending to have with or submit to any Tax Authority at least fifteen business days prior to the intended discussion or submission of such correspondence or other communication (in each case the Intended Communication) in order to allow the Sellers’ Agent to comment on the content of the Intended Communication in accordance with clause 7.3.

7.3	The Sellers’ Agent shall be entitled to comment on all Tax Documents and Intended Communications delivered to it under clause 7.2. Purchaser shall take account of and reflect in the Tax Document or Intended Communication any reasonable comments made by the Sellers’ Agent. Purchaser shall not submit any material Tax Document or submit, make or have any material Intended Communication until the Sellers’ Agent has either supplied Purchaser with its comments or notified Purchaser that it has no comments provided that if the Sellers’ Agent does not supply any comments or notify Purchaser that it has no comments within ten business days of receipt of the Tax Document or Intended Communication then Purchaser shall be entitled to submit that Tax Document or Intended Communication.

7.4	The Sellers’ Agent and the Sellers shall:

(a)	give each Acquired Company and Purchaser all such information and assistance as they may reasonably require to enable them to discharge their obligations under this clause 7; and

(b)	procure that Purchaser is promptly sent a copy of any communication which is received by the Sellers’ Agent or any of the Sellers from any Tax Authority insofar as it relates to the Pre-Closing Tax Affairs.

7.5	Purchaser shall not be obliged to procure that any Acquired Company uses any Purchaser’s Relief.

7.6	Any Tax sharing agreement in effect at Closing shall be terminated at Closing as to each Acquired Company, and no additional amounts shall be due from or due to an Acquired Company after Closing pursuant to any Tax sharing agreement and no Acquired Company shall have any Liability in respect of such agreement.

8.	OTHER TAX MATTERS

8.1	Purchaser may, at its sole discretion, make (or cause to be made) elections under Code section 338(g) (or any United States state or local law) with respect to the Company or any Subsidiary thereof. The Sellers agree not to take actions or prepare, file or deliver any documents, statements or United States Tax Returns that are inconsistent therewith.

8.2	Purchaser may, at its discretion, make any Unites States entity classification tax election on Internal Revenue Service Form 8832, or any successor or other form prescribed by the Internal Revenue Service, with respect to the Company or any eligible Subsidiary thereof. The Sellers shall take no actions or prepare, file or deliver any documents, statement or Tax Returns inconsistent with the ability to make such an election.

EXHIBIT C

FORM OF LOAN NOTE INSTRUMENT

LOAN NOTE INSTRUMENT

made by

RIVERBED TECHNOLOGY LIMITED

constituting up to the amount set forth on Schedule 1.6(b)(A) fixed rate unsecured loan notes

THIS INSTRUMENT is dated                      and made

BY

(1)	Riverbed Technology Limited (the “Company”), a company incorporated under the laws of England and Wales with registered number 05090414 and whose registered address is 100 New Bridge Street, London EC4V.

Background:

(A)	The Company has duly authorised the creation and issue of up to the amount set forth on Schedule 1.6(b)(A) Fixed Rate Unsecured Loan Notes to be constituted by this Instrument.

OPERATIVE PROVISIONS:

1.	Interpretation

1.1	Definitions

In this Instrument and in the Conditions, where the context admits:

“Acquisition Agreement”	means the agreement entered into between the Company and the Vendors dated 19 July 2011 for the Company to acquire 100% of the issued share capital of Zeus Technology Limited.

“Affiliate”	means, in relation to any person, as of any point in time and for so long as the relationship continues to exist with respect to that person, any other person controlled by, controlling, or under common control with that person. For this purpose, control means having (i) direct or indirect beneficial ownership of at least 50 per cent. interest in the voting stock (or equivalent) of a person, (ii) the right to direct, appoint or remove a majority of the members of its board of directors (or equivalent), or (iii) the power to control the general management of that person by contract, law or otherwise. Notwithstanding the foregoing, Affiliate shall not include persons in which a party or any of its Affiliates holds a majority of the ordinary voting power to elect a majority of the board of directors or other governing body, but is restricted from electing that majority by contract or otherwise, until such time as those restrictions are no longer in effect.

“Business Day”	means any day (other than a Saturday or Sunday) on which banks generally are open in London for the transaction of normal banking business (including, but not limited to, dealings in the inter-bank market in sterling deposits).

“Conditions”	means the conditions to be endorsed on the Loan Notes to be in the form or substantially in the form set out in schedule 2 as the same may from time to time be modified in accordance with the provisions of this Instrument.

“Directors”	means the board of Directors for the time being of the Company or a duly authorised committee of the board.

“Extraordinary Resolution”	means a resolution passed at a meeting of the Noteholders duly convened and held by a majority consisting of sufficient members required to grant a Noteholder Consent.

“the Group”	means the Company, and its Affiliates.

“Instrument”	means this Instrument and the schedules as from time to time modified in accordance with their provisions.

“Loan Notes”	means the loan notes constituted by this Instrument or, as the case may be, the amount of such loan notes for the time being issued and outstanding.

“Noteholders”	means the several persons for the time being entered in the Register as the holders of the Loan Notes.

“Noteholder Consent”	means the delivery to the Company of the consent of Noteholders (whether given in writing or otherwise) comprising not less than 75% majority in nominal value of the Loan Notes then remaining outstanding.

“Register”	means the Register of Noteholders referred to in Clause 7.

“Sellers”	means the persons whose names are set out in Schedule 1.2 of the Acquisition Agreement (each a Seller and together the Sellers).

1.2	Construction of certain references

In this Instrument, where the context admits:

(A)	words and phrases the definitions of which are contained or referred to in the Companies Act 2006 shall have the meanings thereby assigned to them;

(B)	references to statutes and statutory provisions shall be construed as references to those provisions as amended, re-enacted or replaced or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are re-enactments (whether with or without modification) and to any regulation, order or other subordinate legislation made under each relevant statute or statutory provision;

(C)	references to clauses and schedules are references to clauses and schedules to this Instrument, and references to paragraphs are unless otherwise stated, references to paragraphs of the schedule in which the reference appears;

(D)	words denoting the singular shall include the plural and vice versa and words denoting the masculine the feminine or the neuter shall include all such genders;

(E)	references to the Company notifying or serving notice to the Noteholders shall mean the service of notice in accordance with paragraph 8 of Schedule 2; and

(F)	“person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organisation, in each case whether or not having separate legal personality, and references to any party who is an individual shall also include his personal representatives.

1.3	Headings

The headings and sub-headings are inserted for convenience only and shall not affect the construction of this Instrument.

2.	Designation

The Loan Notes shall be known as the Unsecured Loan Notes 2011 and shall be issued in amounts and multiples of US$1,000 by the Company at par.

3.	Amount, availability and issuance

The aggregate principal amount of the Loan Notes is limited to the amount set forth on Schedule 1.6(b)(A), to be issued in accordance with Section 1.6 of the Acquisition Agreement.

4.	Redemption

The Loan Notes shall be redeemable during the first Business Day after the period of six months after the date of their issue and if not redeemed during that Business Day, shall be automatically redeemed at the start of the next Business Day.

At the date upon which the Loan Notes or any part of them remaining unconverted fall to be redeemed or repaid in accordance with the provisions of this Instrument and as provided in the Conditions, the Company will pay to the Noteholders so entitled the principal amount of the Loan Notes to be redeemed or repaid at par together with accrued interest up to (but excluding) the date of redemption.

5.	Interest

Interest on the principal amount of the Loan Notes will accrue on the basis provided in the Conditions.

6.	Certificates

Each Noteholder shall be entitled without charge to one certificate for the Loan Notes registered in his name in the Register. Joint holders of Loan Notes will, however, be entitled only to one Loan Note certificate (provided that the Company shall not be bound to register more than four persons as the joint holders of any Loan Note) and such Loan Note certificate will be sent to that one of the joint holders who is first named in the Register. Each certificate shall be substantially in the form set out in Schedule 1 and shall have the Conditions endorsed upon it. The Company shall comply with the provisions of the Loan Notes and the Conditions and the Loan Notes shall be held subject to all such provisions which shall be binding on the Company and the Noteholders and all persons claiming through or under them respectively. Where some but not all of the Loan Notes evidenced by a certificate are repaid, the old certificate shall be cancelled and a new certificate for the balance of the Loan Notes not repaid on that occasion shall be issued to the Noteholder concerned without charge.

7.	Register

7.1	Maintenance of Register

A Register will be kept by the Company at its registered office for the time being and with a copy (the “Duplicate Register”) at such other place within the United Kingdom as the Company may from time to time have appointed for the purpose (and in either case shall have notified to the Noteholders) and there shall be entered in the Register:

(A)	the names and addresses of the Noteholders;

(B)	the amount of the Loan Notes held by each Noteholder;

(C)	the date of any issue and the date on which the name of each Noteholder is entered in the Register in respect of the Loan Notes standing in his name; and

(D)	the serial number of each Loan Note certificate.

7.2	Name or address changes

Any change of name or address on the part of any Noteholder shall immediately be notified to the Company and, on receipt, shall be altered in the Register and the Duplicate Register accordingly.

7.3	Inspection

Any Noteholder may at all reasonable times during office hours inspect the Register or the Duplicate Register.

8.	Notice of Event of Default

Upon the occurrence of any of the events detailed in paragraph 3.1 of the Conditions (the “Events of Default”) the Company shall, as soon as reasonably practicable, (to the extent it is able) serve notice on every Noteholder of that Event of Default. Each Noteholder shall be entitled to require all the Loan Notes held by him to be redeemed immediately by the Company on an Event of Default.

9.	Mechanics of Noteholder Consent

Where the consent, approval, waiver or agreement of the Noteholders is required in relation to the Instrument and/or the Conditions, the Company shall serve notice in writing, detailing the consent, approval, waiver or agreement sought or given. The Noteholders will deal with such requests in a timely manner and undertake to notify the Company within 10 Business Days (save to the extent that a general meeting of Noteholders is required, in which case such period shall be 20 Business Days) of receipt of such request as to whether (where applicable) its consent is given or not (as the case may be). Failure of any Noteholder to make such notification within the said period shall be deemed to indicate that Noteholder’s consent in relation to the issue which is the subject of the notice served.

10.	Tax elections

Each Noteholder shall, if so requested by the Company, enter into an election under the provisions of section 431 of ITEPA in a form approved by HM Revenue & Customs in respect of any Loan Notes acquired by him for full disapplication of Chapter 2 of Part 7 of ITEPA. Each Noteholder and the Company agree to assist and co-operate as necessary to ensure that any election made pursuant to this clause 10 is effective.

11.	Supplemental provisions

11.1	Incorporation of the schedules

The Conditions and the provisions of the schedules shall have effect in the same manner as if such Conditions and provisions were incorporated in this Instrument.

11.2	Amendment of this Instrument

This Instrument may be amended by supplemental deed poll executed by the Company if the amendment is sanctioned by an Extraordinary Resolution of the Noteholders and is on terms consented to by the Company.

11.3	Memoranda of supplemental instruments

A memorandum of the execution of any instrument supplemental to this Instrument shall be endorsed by the Company on the Instrument.

11.4	Notices

The Company shall serve all and any notices and correspondence required pursuant to the issuance of the Loan Notes to the Noteholders at the addresses provided in the Register or at such other address as is provided in writing to the Company by the Noteholder from time to time.

11.5	Third Party Rights

Unless expressly provided to the contrary in this Instrument or the Loan Notes a person who is not a party to this Instrument or the Loan Notes has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this instrument or the Loan Notes.

11.6	Law

This Instrument and the Loan Notes shall be governed by and construed in accordance with English law.

11.7	Submission to Jurisdiction

The Company hereby irrevocably submits to the non-exclusive jurisdiction of the English Courts in any proceedings brought against it by the Noteholders in respect of this Instrument and the Loan Notes.

IN WITNESS whereof this Instrument has been duly executed and delivered as a deed the day and year first above written.

EXECUTED as a DEED	)
by RIVERBED TECHNOLOGY	)
LIMITED acting by	)
Jerry M. Kennelly (director))
in the presence of:	)	Jerry M. Kennelly
(Witness))

Witness’ signature

Witness’ name

Witness’ address

Witness’ occupation

SCHEDULE 1

FORM OF LOAN NOTE CERTIFICATE

No. [—]

Amount US$[—]

Riverbed Technology Limited (the “Company”)

UP TO US$[—] NOMINAL FIXED RATE UNSECURED LOAN NOTES

THIS IS TO CERTIFY THAT

[—] is/are the registered holder(s) of the above principal amount of the 0.5% Fixed Rate Unsecured Loan Notes (the “Loan Notes”) constituted by an Instrument entered into by the Company on [—] (the “Instrument”) and issued with the benefit of, and subject to, the provisions contained in the Instrument and the Conditions endorsed upon this certificate (the “Conditions”).

Interest is payable on the Loan Notes on redemption in accordance with the Conditions at a rate determined in accordance with the Conditions.

The Loan Notes are not transferable.

Capitalised terms used in this Certificate shall have the meanings set out in the Instrument and Conditions.

The Loan Notes and the Instrument are governed by and shall be construed in accordance with English law.

IN WITNESS whereof this Instrument has been duly executed and delivered as a deed the day and year first above written.

EXECUTED as a DEED	)
by RIVERBED TECHNOLOGY	)
LIMITED acting by	)
[Name of director]	)
in the presence of	)
[Name of witness]	)

Witness’ signature

Witness’ name

Witness’ address

Witness’ occupation

Notes

(i)	No assignment, transfer, sale or other disposal of any holding of Loan Notes will be registered.

(ii)	A copy of the Instrument is available for inspection at the Registered Office of the Company.

SCHEDULE 2

THE CONDITIONS

1.	Denomination and status of Loan Notes

The Loan Notes are issued in amounts and integral multiples of US$1,000 and constitute unsecured obligations of the Company which:

(A)	shall rank pari passu between themselves; and

(B)	shall at all times rank at least pari passu with all other unsecured obligations of the Company, except for those obligations which may be preferred by law.

2.	Interest

2.1	Interest calculation and payment dates

Interest on the Loan Notes shall accrue from the date of issue of that Loan Note from day to day, and will be calculated on the basis of a 365 day year and the actual number of days elapsed.

2.2	Rate of Interest

The rate of interest payable on the Loan Notes shall be calculated at a rate of 0.5% per annum.

3.	Redemption

3.1	Redemption on default or Insolvency

Save at the election of the holders acting by Noteholder Consent, all Loan Notes then in issue shall become immediately repayable (together with interest as calculated in accordance with paragraph 2), if any of the events set out in this paragraph 3.1 shall occur:

(A)	any principal or interest on any of the Loan Notes shall not be paid in full in 15 Business Days after the due date for payment of the same;

(B)	the Company commits any other material breach of these Conditions or of the Instrument which is not remedied within 30 days of the service of notice by any Noteholder requiring such remedy;

(C)	the directors of the Company resolve a moratorium under Part 1 of the Insolvency Act 1986 as amended by the Insolvency Act 2000;

(D)	an administrator of the Company is appointed, or documents are filed with the court for the appointment of an administrator, or notice is given of an intention to appoint an administrator by the Company, the directors of the Company or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 of the Insolvency Act 1986);

(E)	any distress, execution or other similar process is levied or secured against the whole or a substantial part of the assets or undertaking of the Company; including the appointment of a receiver, administrative receiver, manager or similar officer to enforce that security in respect of all or any part of the property or undertaking of the Company and is not fully paid out or discharged within 90 days;

(F)	a petition is presented, order made, or resolution passed with a view to the winding up of the Company or the Company stops or threatens to stop paying its debts or the Company ceases or threatens to cease to carry on all or a material part of its business, except for the purpose of reconstruction, reorganisation, merger or consolidation; or

(G)	any event or circumstance occurs which under the law of any relevant jurisdiction has an analogous or equivalent effect to any of the events listed in sub-clauses (D) to (G) of this paragraph 3.1.

3.2	Purchase

The Company may at any time purchase the Loan Notes by private agreement at any price agreed with that Noteholder.

3.3	Redemption by the Written Notice

Each Noteholder may require the Company to redeem in full or in part the Loan Notes held by such Noteholder on the first Business Day after the period of six months after the date of their issue, by 30 days’ written notice from the Noteholder to the Company.

3.4	Automatic Redemption

All outstanding Loan Notes which have not previously been redeemed by the Company shall be redeemed by the Company on the second Business Day after the period of six months after the date of their issue.

4.	Mechanics of Redemption

4.1	Delivery of Certificates

Each Noteholder (or, the personal representatives of a deceased Noteholder or the trustee in bankruptcy of a bankrupt Noteholder) any part of whose Loan Notes are due to be redeemed under these Conditions shall deliver up to the Company, at the address specified pursuant to clause 8 of the Instrument, the certificate(s) for the Loan Notes which are due to be redeemed in order that the same may be cancelled and, upon such delivery and against a receipt for the principal moneys payable in respect of the Loan Notes to be redeemed, the Company shall pay to the Noteholder the amount payable to him in respect of such redemption together with all payable interest in respect thereof. If any such certificate includes Loan Notes which are not at that time to be redeemed, the Company shall issue to the Noteholder, without charge, a new certificate for the balance of such Loan Notes.

4.2	Consequences of failure to effect redemption

If any Noteholder (or, the personal representatives of a deceased Noteholder or the trustee in bankruptcy of a bankrupt Noteholder), part of whose Loan Notes are liable to be repaid or redeemed under these Conditions shall fail or refuse to deliver up the certificate(s) for the same at the time and place fixed for repayment or redemption, or shall fail or refuse to accept payment of the moneys payable on redemption or to give a receipt for the same, such moneys shall be set aside by the Company and paid into a separate bank account and held by the Company for such Noteholder but without interest, and such setting aside shall be deemed for all the purposes of these Conditions to be a payment to such Noteholder and the Company shall then be discharged from all obligations in connection with such Loan Notes. If the Company shall place the said monies on deposit at a bank, the Company shall not be responsible for the safe custody thereon and shall be entitled to withhold a sum on account of any costs incurred in connection therewith.

5.	No withholding etc.

5.1	No withholding

All payments to be made by the Company under or in respect of the Loan Notes shall be made free and clear of and without deduction or withholding of tax save as required by law.

5.2	If withholding is required

If the Company is required to make any deduction or withholding of tax from any payment to a Noteholder the Company shall notify each of the Noteholders of the amount which it is required to deduct or withhold within a reasonable period of time.

5.3	Payment to relevant authority

If, as a result of a payment being made by or on behalf of the Company under the Loan Notes, the Company is required to withhold or pay any tax or amount in respect of tax,

the Company shall pay such amount in full to the relevant authority within the time allowed for such payment under applicable law. The Company shall, upon written request, deliver to each Noteholder an original (or certified copy) of a receipt, if any, issued by the relevant authority evidencing that payment in full has been received by the relevant authority.

5.4	Double Tax

If as a result of the provisions of a double taxation treaty between the country of residence of the Company and the country of residence of the Noteholder a withholding of tax can be eliminated or reduced, the Company and the Noteholder shall use reasonable endeavours and take reasonable steps to avail themselves of the benefit of such relief under the aforementioned treaty.

6.	Modification of rights

The provisions of the Instrument constituting the Loan Notes and the rights of the Noteholders are subject to modification, abrogation or compromise in any respect with the sanction of the Noteholders (acting by Noteholder Consent) as defined in the Instrument and with the consent of the Company.

7.	No Listing

No application has been or will be made to any stock exchange or stock market for the Loan Notes to be listed, dealt in, sold, quoted or traded and the Loan Notes shall not be capable of being listed, dealt in, sold, quoted or traded on any stock exchange or stock market (whether in the United States of America, the United Kingdom or elsewhere).

8.	Notices

8.1	Service on the Noteholders

Any notice or other document (including a Loan Note certificate) may be given or sent to any Noteholder by sending the same by registered first class post (or in the case of a Noteholder whose registered address is outside the United Kingdom by registered airmail) or by hand to the registered address of the Noteholder. In the case of joint registered holders of any Loan Notes, a notice given to the Noteholder whose name stands first in the Register in respect of such Loan Notes shall be sufficient notice to all joint holders.

8.2	Service in the event of death or bankruptcy

Notice may be given to the persons entitled to any Loan Notes in consequence of the death or bankruptcy of any Noteholder upon that person producing to the Company such evidence as the Company may reasonably require to show his title to the notices and by the Company sending the notice by the methods set out above to title of the representative or trustee of such holder to the address supplied for the purpose by such persons and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in such Loan Notes. Otherwise, any notice or document delivered or sent by post to, or left at the address of, any Noteholder in pursuance of these provisions shall, notwithstanding that such Noteholder be then dead or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served or delivered in respect of any Loan Notes registered in the name of such Noteholder as sole or first-named joint holder.

8.3	Service on the Company

Any notice demand or other document required to be given to the Company under these Conditions or under the Instrument shall be in writing and may be served either by hand or by sending it by registered air mail to the address specified pursuant to Clause 7.1 of the Instrument.

8.4	Deemed receipt of notice

Any notice, demand or other document sent by first class registered post shall be deemed to be served or received at the expiration of 48 hours after the time when it is posted, 5 Business Days after posting if sent by registered airmail and at the time of delivery if delivered by hand and, in proving such service or receipt, in the case of a notice sent by post it shall be sufficient to prove that the envelope containing the notice or document was properly addressed, stamped and posted (using registered mail).

9.	Interpretation

Words and expressions defined in the Instrument shall have the same respective meanings in these Conditions.

10.	Ancillary provisions

10.1	No waiver

No exercise or failure to exercise or delay in exercising any right, power or remedy vested in any Noteholder shall constitute a waiver by that Noteholder of that or any other right, power or authority.

10.2	Unlawful provisions

If any of these Conditions shall be held to be unlawful, the same shall be deemed to be deleted, and these Conditions shall remain in full force and effect as if the deleted provision had never been contained therein.

SCHEDULE 3

PROVISIONS AS TO REGISTRATION AND OTHER MATTERS

1.	Notice of trusts

Except as required by law or as ordered by a court of competent jurisdiction, the Company will recognise the registered holder of any Loan Notes as the absolute owner and shall not be bound to take notice or see to the execution of any trust, whether express, implied or constructive, to which any Loan Notes may be subject. The receipt of the registered holder for the time being of any Loan Notes or, in the case of joint registered holders, the receipt of any of them for the interest from time to time accruing due thereon or the principal amount of the Loan Notes or any other moneys payable in respect of the same shall be a good discharge to the Company, notwithstanding any notice it may have, whether express or otherwise, of the right, title, interest or claim of any other person to or in such Loan Notes, interest or moneys. The Company shall not be bound to enter notice of any trust, whether express, implied or constructive, on the Register in respect of any Loan Notes.

2.	Transfer of Loan Notes

The Loan Notes are not transferable.

3.	No fee for registration

No fee shall be charged for the registration of any probate, letters of administration, grant of confirmation, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any Loan Notes.

4.	Deceased holders of Loan Notes

The executors or administrators of a deceased registered holder of Loan Notes (not being one of several joint registered holders) and in the case of the death of one or more of several joint registered holders, the survivor or survivors of such joint registered holders shall be the only person or persons recognised by the Company as having any title to such Loan Notes.

5.	Persons becoming entitled to Loan Notes on death or bankruptcy

5.1	Registration

Any person becoming entitled to Loan Notes in consequence of the death or bankruptcy of a holder of Loan Notes or of any other event giving rise to the transmission of such Loan Notes by operation of law (the “Person Entitled”) may, upon producing such evidence of his title as the Company shall think sufficient, be registered himself as the holder of such Loan Notes.

5.2	Withholding of payments

The Company shall be entitled to withhold payment of all moneys payable in respect of the Loan Notes registered in the name of a deceased or bankrupt Noteholder until such time as the Person Entitled shall have been registered as a Noteholder.

5.3	Election to be registered

The Company may by notice to the Person Entitled require him to be registered as the holder of the same, and, in the event of his failure to do so within 60 days of being required to do so, the Company may register him as the holder of such Loan Notes.

6.	Payment of moneys

All interest or other moneys payable in cash pursuant to redemption (in accordance with Condition 3) in respect of the principal and interest on the Loan Notes shall be paid either:

(A)	by wire transfer for the credit of such one bank account as the registered holder (or in the case of joint registered holders, all of them) shall have directed by notice to the Company giving at least ten Business Days before the payment is due to be made of such bank account and such transfer shall be a good discharge to the Company in respect of the moneys represented by the same; or

(B)	in default of any such notification, by banker’s draft sent through the post at the risk of the holder or holders to the registered address of the holder, or in the case of joint registered holders to that one of the joint registered holders who is first named on the Register in respect of such holding, or to such person and at such address as the registered holder or the joint registered holders shall have directed by notice to the Company given at least five Business Days before the payment is due to be made. Every such banker’s draft shall be made payable to the order of the person to whom it is sent and payment of the banker’s draft shall be a good discharge to the Company in respect of the moneys represented by the same.

7.	Defaced lost or destroyed certificates

If any Loan Note certificate is defaced, lost or destroyed, it may be replaced upon payment by the claimant of the Company’s expenses in connection with replacing it and on such terms (if any) as to evidence, indemnity, security or otherwise as the Director’s may require but so that, in the case of defacement, the defaced Loan Note certificate shall be surrendered before the new Loan Note certificate is issued.

SCHEDULE 4

PROVISIONS FOR MEETINGS OF THE NOTEHOLDERS

1.	Convening of meetings

The Company may at any time, and shall upon the request in writing signed by the registered holders of not less than 20 per cent. in nominal amount of the Loan Notes for the time being outstanding, convene a meeting of the Noteholders.

2.	Notice of meetings

At least 14 days’ notice exclusive of the day on which notice is served or deemed to be served and of the day of the meeting for which notice is given, specifying the place, day and hour of the meeting shall be given to the Noteholders of any meeting of Noteholders in accordance with the Conditions. Any such notice shall specify the general nature of the business to be transacted at the meeting, but, except in the case of a resolution to be proposed as an Extraordinary Resolution, it shall not be necessary to specify the terms of any resolution to be proposed. The non-receipt of notice by, or the accidental omission to give notice to, any Noteholder shall not invalidate the proceedings at the meeting.

3.	Attendance of meetings by representatives of the Company

In the case of a meeting convened by the Company, some person nominated by the Company shall be entitled to take the chair and, in the case of a meeting convened at the request of the Noteholders, the Noteholders present shall choose one of their number to be Chairman. The Directors and officers of the Company and any other person authorised in that behalf by the Directors may attend at any such meeting.

4.	Quorum

At any such meeting convened for any purpose other than the passing of an Extraordinary Resolution at least two persons holding or representing by proxy one-tenth in nominal amount of the Loan Notes for the time being outstanding shall form a quorum for the transaction of business. At any meeting convened for the purpose of passing an Extraordinary Resolution at least two persons holding or representing by proxy a majority in nominal amount of the Loan Notes for the time being outstanding shall form a quorum. No business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum is present at the commencement of business.

5.	Absence of a quorum

If within 15 minutes from the time appointed for any meeting of the Noteholders a quorum is not present, the meeting shall, if convened upon the requisition of the Noteholders, be dissolved. In any other case, it shall stand adjourned to such day and time (being not less than 14 days after the adjourned meeting) and to such place as may be appointed by the Chairman and at such adjourned meeting the Noteholders present in person or by proxy and entitled to vote, whatever the principal amount of the Loan Notes held by them, shall form a quorum and shall have power to pass any Extraordinary or other resolution and to decide upon all matters which could properly have been disposed of at the meeting from which the adjournment took place.

6.	Notice of adjourned meeting

Notice of any adjourned meeting shall be given in accordance with paragraph 2 and such notice shall state that the Noteholder or Noteholders present in person or by proxy at the adjourned meeting will form a quorum.

7.	Adjournment

The Chairman may with the consent of (and shall if directed by) any such meeting adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

8.	Declaration by Chairman conclusive unless poll demanded

At any meeting of Noteholders (unless a poll is demanded by the Chairman or by one or more Noteholders present in person or by proxy and holding or representing in the aggregate not less than one-twentieth in nominal amount of the Loan Notes then outstanding) a declaration by the Chairman that a resolution has been carried, or carried by a particular majority, shall be conclusive evidence of the fact.

9.	Taking of polls

If at any meeting a poll is demanded as specified in paragraph 8, it shall be taken in such manner and either at once or after such adjournment as the Chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded. No notice need be given of a poll not taken immediately if the time and date at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days’ notice shall be given, specifying the time and place at which the poll is to be taken. On a poll votes may be given personally or by proxy and a Noteholder entitled to more than one vote need not use all his votes or cast them in the same way. The demand for a poll may be withdrawn but only with the consent of the Chairman. Where a demand is withdrawn, it will validate the result on a show of hands declared before the demand was made, or where the poll is demanded before the declaration of the result on a show of hands, the meeting shall continue as if the demand had not been made. The demand for a poll (other than on the election of the Chairman or on the question of adjournment) shall not prevent the continuance of the meeting for the transaction of business other than that in respect of which the poll was demanded.

10.	Polls on the election of a Chairman

Any poll demanded at any such meeting on the election of a Chairman or on any question of adjournment shall be taken at the meeting without adjournment.

11.	Proxies

The registered holders of any of the Loan Notes or, in the case of joint holders, any one of them, shall be entitled to vote either in person or by proxy and in the latter case as if such joint holder was solely entitled to such Loan Notes. If more than one of such joint holders be present at any meeting either personally or by proxy, the vote of the senior who tenders a vote (seniority being determined by the order in which the joint holders are named in the Register) shall be accepted to the exclusion of the votes of the other joint holders.

12.	Manner of appointing a proxy

Every instrument appointing a proxy must be in writing signed by the appointor or his attorney or, in the case of a corporation, under its common seal or signed by its attorney or authorised representative or otherwise as permitted by sections 36A or 36B of the Companies Act 1985 and shall be in the usual or common form or in such other form as the Directors may approve. Such instrument of proxy shall, unless the same states the contrary upon it, be valid for any adjournment of the meeting as for the meeting to which it relates and need not be witnessed. A proxy need not be a Noteholder. Unless otherwise provided, an instrument of proxy shall be valid for 12 months from the date of its execution. The Company may send an instrument of proxy to all of the persons entitled to receive notice of, and to vote at the meeting.

13.	Deposit of Proxies

The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority shall be deposited at the address specified pursuant to clause 8 of the Instrument or at such other address as may be specified in the notice of meeting or in any form of proxy sent with such notice not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid. A vote given in accordance with the terms of an instrument appointing a proxy shall be valid notwithstanding the previous death or incapacity of the principal or revocation of the instrument of proxy or of the authority under which the instrument of proxy is given of the Loan Notes in respect of which it is given unless previous intimation in writing of such death, incapacity or revocation shall have been received at the address specified for the delivery of proxies. Deposit of an instrument of proxy by a Noteholder shall not prevent that Noteholder from attending and voting in person at the meeting, at any adjourned meeting or on a poll in relation to any resolution put to the meeting.

14.	Corporate Representatives

A body corporate which is a Noteholder may, by resolution of its directors or other governing body, authorise a person (the “Representative”) to act as its representative at a meeting of the

Noteholders. The Representative may exercise on behalf of his appointor, those powers which it could exercise as an individual Noteholder, and the appointor shall be treated as present in person at a meeting attended by its Representative.

15.	Objections

No objection may be made to the qualification of a voter or to the counting of a vote except at the meeting or adjourned meeting at which the vote takes place. An objection properly made shall be referred to the Chairman whose decision shall be conclusive and binding. The non-qualification of a voter or an error in the counting of a vote shall not affect the result of the voting unless, in the opinion of the Chairman, it is of sufficient magnitude to affect the decision of the meeting.

16.	Voting rights

On a show of hands each Noteholder who (being an individual) is present in person or (being a corporation) is present by a representative shall have one vote and on a poll each Noteholder present in person or by proxy shall have one vote for every $1 in nominal amount of Loan Notes of which he is the holder.

17.	Powers exercisable by Extraordinary Resolution

A meeting of the Noteholders, in addition to all other powers, may by Extraordinary Resolution and with the consent of the Company sanction any modification, abrogation or compromise in any respect of the provisions of the Instrument or the rights of the Noteholders against the Company, whether such rights shall arise under the Instrument or otherwise, and in particular (but without limitation) power to sanction any agreement for postponing or advancing the time for the payment of the principal moneys or interest payable in respect of the Loan Notes or for increasing or reducing the rate of interest on, or for the capitalisation of, the Loan Notes or for the release of the Company from all or part of its obligations in respect of the Loan Notes, or a winding up for the purpose of an amalgamation, re-organisation or reconstruction of the Company.

18.	Extraordinary Resolutions to be binding

An Extraordinary Resolution shall be binding upon all the Noteholders whether present or not present at such meeting and each of the Noteholders shall be bound to give effect to such resolution accordingly and the passing of any such resolution shall be conclusive evidence that the circumstances justify its passing, the intention being that it shall rest with the meeting to determine without appeal whether or not the circumstances justify the passing of such resolution.

19.	Resolution in writing

A resolution in writing signed or approved by letter or facsimile, by or on behalf of the holders of 60 per cent. in principal amount of the Loan Notes for the time being outstanding who are for the time being entitled to receive notice of meetings of Noteholders shall for all purposes be as valid and effective as an Extraordinary Resolution. Such resolution in writing may be contained in one document or in several documents in like form each signed by one or more Noteholders.

20.	Minutes

Minutes of all resolutions and proceedings at every such meeting of the Noteholders shall be made and duly entered in books to be from time to time provided for that purpose by the Company and any such minutes if purporting to be signed by the Chairman of the meeting at which such resolutions were passed or proceedings held or by the Chairman of the next succeeding meeting of the Noteholders shall be conclusive evidence of the matters contained in such minutes and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly convened and held and all resolutions passed at such a meeting to have been duly passed.

EXHIBIT D

DISPUTE RESOLUTION PROCEDURES

Subject to the provisions of Sections 5.3 and 6.10(c) of the Agreement, any claim for indemnification, compensation or reimbursement pursuant to Section 5 of the Agreement (and, at the option of Purchaser, any other claim for a monetary remedy, such as in the case of a claim based upon intentional misrepresentation or fraud, relating to the Agreement after the Closing) shall be brought and resolved exclusively as follows:

(a) If Purchaser has or claims in good faith to have incurred or suffered Damages for which it is or may be entitled to indemnification, compensation or reimbursement under Section 5 of the Agreement or for which it is or may otherwise be entitled to a monetary remedy relating to the Agreement, Purchaser may deliver a claim notice (a “Claim Notice”) to the Sellers’ Agent. Each Claim Notice shall: (i) state that Purchaser believes in good faith that Purchaser is entitled to indemnification, compensation or reimbursement under Section 5 of the Agreement or is or may otherwise be entitled to a monetary remedy relating to the Agreement; (ii) contain a description (in reasonable detail) of the facts and circumstances supporting Purchaser’s claim; and (iii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which Purchaser claims to be entitled (the aggregate amount of such estimate, as it may be modified by Purchaser in good faith from time to time, being referred to as the “Claimed Amount”).

(b) During the 20-business day period commencing upon receipt by the Sellers’ Agent of a Claim Notice from Purchaser (the “Dispute Period”), the Sellers’ Agent may deliver to Purchaser a written response (the “Response Notice”) in which the Sellers’ Agent: (i) agrees that the full Claimed Amount is owed to Purchaser; (ii) agrees that part, but not all, of the Claimed Amount is owed to Purchaser; or (iii) indicates that no part of the Claimed Amount is owed to Purchaser. If the Response Notice is delivered in accordance with clause “(ii)” or “(iii)” of the preceding sentence, the Response Notice shall also contain a description (in reasonable detail) of the facts and circumstances supporting the Sellers’ Agent’s claim that only a portion or no part of the Claimed Amount is owed to Purchaser, as the case may be (any part of the Claimed Amount that is not agreed to be owed to Purchaser pursuant to Purchaser’s Claim Notice being referred to as the “Contested Amount”). If a Response Notice is not received by Purchaser from the Sellers’ Agent prior to the expiration of the Dispute Period, then the Sellers’ Agent shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is owed to Purchaser.

(c) If the Sellers’ Agent in its Response Notice agrees that the full Claimed Amount is owed to Purchaser, or if no Response Notice is received by Purchaser from the Sellers’ Agent prior to the expiration of the Dispute Period, the Sellers’ Agent shall (subject to the order of recourse contemplated by Section 5.9), within 10 business days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, cause the Sellers to pay the Claimed Amount to Purchaser.

(d) If the Sellers’ Agent in the Response Notice agrees that part, but not all, of the Claimed Amount is owed to Purchaser (the “Agreed Amount”), the Sellers’ Agent shall (subject to the order of recourse contemplated by Section 5.9), within 10 business days following the delivery of such Response Notice, cause the Sellers to pay the Agreed Amount to Purchaser.

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(e) If any Response Notice expressly indicates that there is a Contested Amount, the Sellers’ Agent and Purchaser shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Sellers’ Agent and Purchaser resolve such dispute, such resolution shall be binding on the Sellers’ Agent, the Sellers and Purchaser and a settlement agreement stipulating the amount owed to Purchaser (the “Stipulated Amount”) shall be signed by Purchaser and the Sellers’ Agent. The Sellers’ Agent shall (subject to the order of recourse contemplated by Section 5.9), within 10 business days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, cause the Sellers to pay the Stipulated Amount to Purchaser.

(f) In the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between Purchaser, on the one hand, and the Sellers’ Agent, on the other hand, or it is a matter that is subject to a claim or Legal Proceeding asserted or commenced by a third party brought against Purchaser or any Acquired Company in a litigation or arbitration), such dispute (an “Arbitrable Dispute”) shall be settled by binding arbitration. Notwithstanding the preceding sentence, nothing in this Exhibit D shall prevent Purchaser from seeking preliminary injunctive relief from a court of competent jurisdiction pending settlement of any Arbitrable Dispute.

(i) Except as herein specifically stated, any Arbitrable Dispute shall be resolved by arbitration in San Francisco, California in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures (the “JAMS Rules”) then in effect. However, in all events, the provisions contained herein shall govern over any conflicting rules which may now or hereafter be contained in the JAMS Rules. Any judgment upon the award rendered by the arbitrator shall be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available if any judicial proceeding was instituted to resolve an Arbitrable Dispute. The final decision of the arbitrator, as entered by a court of competent jurisdiction, will be furnished by the arbitrator to the Sellers’ Agent and Purchaser in writing and will constitute a final, conclusive and non-appealable determination of the issue in question, binding upon the Sellers’ Agent, the Sellers and Purchaser, and an order with respect thereto may be entered in any court of competent jurisdiction.

(ii) Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by Purchaser and the Sellers’ Agent or by JAMS, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

(iii) The arbitrator shall be mutually agreed upon by Purchaser and the Sellers’ Agent. In the event Purchaser and the Sellers’ Agent are unable to agree within 20 days following submission of the dispute to JAMS by one of the parties, JAMS will have the authority to select an arbitrator from a list of arbitrators who satisfy the criteria set forth in clause “(iv)” hereof.

(iv) The arbitrator shall be instructed to hold an up to eight hour, one day hearing regarding the disputed matter within 60 days of his designation and to render an award (without written opinion) no later than 10 days after the conclusion of such hearing, in each case unless otherwise mutually agreed in writing by Purchaser and the Sellers’ Agent.

(v) Purchaser and the Sellers’ Agent (on behalf of the Sellers) will each pay 50% of the initial compensation to be paid to the arbitrator in any such arbitration and 50% of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; provided, however, that: (A) the prevailing party in any arbitration will be entitled to an award of attorneys’ fees and costs; and (B) all costs of arbitration, other than those provided for above, will

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be paid by the losing party, and the arbitrator will be authorized to determine the identity of the prevailing party and the losing party.

(vi) The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or any other provisions contained in this Exhibit D or the Agreement.

(vii) Except as specifically otherwise provided in this Exhibit D or the Agreement, arbitration will be the sole and exclusive remedy of the parties for any Arbitrable Dispute or any other dispute arising out of or relating to this Exhibit D or the Agreement.

(g) Upon resolution of the arbitration described in clause “(f)” of this Exhibit D, the Sellers’ Agent shall (subject to the order of recourse contemplated by Section 5.9), within 10 business days following the entry of the arbitrator’s decision by a court of competent jurisdiction, or such shorter period of time as may be set forth in the arbitrator’s decision, cause the Sellers to pay the amount of the award specified in the arbitrator’s decision, if any, to Purchaser.

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